Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands
Phone : +31 33 4226100
Fax : +31 33 4226101
Direct nr.: +31 33 422 6118
Direct fax: +31 33 422 6106
E-mail : bernard.verwilghen@nutreco.com

07020458

U.S. Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JAN 2 5 2007
THOMSON FINANCIAL

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82-4927

SEC MAIL PROCESSING RECEIVED JAN 1 9 2007 WASH. D.C. SECTION

January 17, 2007 ps/BV7005

Re: 12g3-2(b) SUBMISSION

Ladies and Gentlemen

Enclosed please find a copy of the

* Minutes of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., held on December 16, 2005
* Annual General Meeting of Shareholders of Nutreco Holding N.V. held on May 18, 2006:
  - free translation of the notice
  - free translation of the Agenda
  - leaflet – amendment of the Articles of Association
  - resolutions adopted at AGM
  - minutes
* Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., held on June 13, 2006:
  - free translation of the notice
  - free translation of the Agenda
  - leaflet – amendment of the Articles of Association
  - resolution adopted at EGM
  - minutes
* Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., held on August 31, 2006:
  - free translation of the notice
  - free translation of the Agenda
  - resolution adopted at EGM
  - draft minutes
* Articles of Association – approved by the EGM on June 13, 2006 – notarial deed has been passed on August 8, 2006
* Press releases from March 6, 2006 up to January 3, 2007;

which the Company made public pursuant to the regulations of the Amsterdam Stock Exchange. The Commission has assigned Nutreco Holding N.V. with File Number 82-4927. Should you have any questions regarding the enclosed submission, please contact me at (31) 33 422 6118. Thank you for your assistance.

Best regards

p.p.

B. Verwilghen
Company Secretary

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Minutes of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. held on 16 December 2005

FREE TRANSLATION

Minutes of the proceedings of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., a public limited liability company (the "Company") having its registered office in Boxmeer, held at the NH Barbizon Palace Hotel in Amsterdam on 16 December 2005.

1. Opening

The Chairman of the Supervisory Board, Mr **R. Zwartendijk**, acted as chairman and opened this extraordinary general meeting of shareholders of the Company at 11.00 hours. He began by welcoming the shareholders, representatives of the press, guests and the delegation from the central works council.

The Chairman introduced the members of the Executive Board and the Supervisory Board who had taken their places at the table. **The Chairman** announced that Mr Y. Barbieux and Mr J. Steinemann were unable to attend the meeting.

The Chairman appointed Mr **B. Verwilghen**, Company Secretary, as secretary of the meeting and announced that the minutes of this meeting would be kept by **P. Klemann**, a civil-law notary with the firm of De Brauw Blackstone Westbroek N.V. This meeting was to be recorded on audio and video tape for the purposes of minute-taking. **The Chairman** announced that simultaneous interpretation into English was also available and that the meeting could also be followed via the internet. He stated that electronic voting pads would be used again this meeting for the item on the agenda requiring a voting procedure.

The Chairman pointed out that the invitation and the agenda for this meeting had been published in Het Financiële Dagblad and Officiële Prijscourant on 1 December 2005. The agenda, as well as the notes and appendix, had been made available for inspection and were available free of charge at the office of the Company and at the office of Rabo Securities in Amsterdam, and had been forwarded free of charge to shareholders who had registered or had asked for them to be sent to them. These documents had also been made available in Dutch and English on the Company's website (www.nutreco.com).

The Chairman noted that the Executive Board had opted for the possibility of setting a registration date, choosing 9 December as such date. This had enabled shareholders to take part in the meeting by having their shareholding registered by 9 December 2005 at the latest, without having to block their shares until after the meeting.

The Chairman noted that no requests for additional items to be placed on the agenda had been received from shareholders with an interest of more than 1% of the ordinary shares.

The Chairman noted that the requirements of the Articles of Association and the legal requirements concerning the organisation of the meeting had been met, so that this meeting was authorised to pass lawful resolutions on the proposal on the agenda.

The Chairman announced that during the course of the meeting the Secretary would hand him an overview of the number of shares represented at the meeting.

Before moving on to item 2 on the agenda, and in the interests of the orderly course of these proceedings, **the Chairman** drew attention to the following points. Firstly, the **Chairman** informed those present that the opportunity to ask questions would be provided following the explanation relative to item 2 on the agenda. Secondly, **the Chairman** asked everyone to switch off their mobile phones. Finally, **the Chairman** asked everyone who wanted to ask questions to make this clearly known and, once given the floor, to make use of one of the microphones provided for this purpose. **The Chairman** asked those present to state clearly their name, address and, where relevant, the organisation they represented for reporting purposes.

The Chairman announced that 25 shareholders and proxy holders were present at the meeting and that the total number of voting shares present or represented at the meeting was 18,305,008, divided into 12,063,508 ordinary shares and 6,241,500 cumulative preference A shares. This corresponded to 35% of the ordinary shares issued and with respect to the cumulative preference A shares 100% of the outstanding share capital. **The Chairman** commented that this represented a good attendance.

The Chairman proposed proceeding to item 2 on the agenda.

2. Proposal to approve (i) the divestment of all or at least 34% of Nutreco Holding N.V.'s interest in Marine Harvest N.V. through an Initial Public Offering or in a private sale as described further in the Shareholders' Circular and (ii) the termination of the Shareholders' Agreement with Stolt-Nielsen S.A. at the time of the divestment referred to under (i).

The Chairman explained that the Executive Board, with the approval of the Supervisory Board, wished to seek the approval of shareholders in this meeting for the divestment of all or at least 34% of the Company's interest in Marine Harvest N.V. and for the termination of the Shareholders' Agreement with Stolt-Nielsen S.A. at the time of the proposed divestment.

The Chairman explained that the formal approval being sought here was in line with the best practices of the Tabaksblat Code and met the requirements of Section 107a of Book 2 of the Dutch Civil Code, which stipulated that the approval of shareholders was required for major changes to the character or identity of an enterprise, including the disposal of a significant holding in the Company and the termination of a continuing cooperation with a third company.

The Chairman drew the attention of the shareholders to the Shareholders' Circular, which had been distributed as an appendix to the agenda. The Circular gave a summary of the formation of the Marine Harvest joint venture, which had been unanimously approved by the Nutreco shareholders at the EGM held on 21 December 2004. The Shareholders' Circular also examined Marine Harvest's strategy, the actions that had been taken with regard to the integration of the Nutreco Fish Farming and Stolt Sea Farms organisations and the proposed refinancing. The Circular also examined the developments in the fish farming industry and the rationale underlying the proposed divestment of shares which, in all probability, would be realised through an Initial Public Offering or in a private sale. The Circular also gave an explanation of the IPO process and the reasons why both the Executive Board and the Supervisory Board considered that the proposed divestment of shares and the resulting termination of the Shareholders' Agreement with Stolt-Nielsen were in the interest of Nutreco's shareholders. Finally, the Circular set out how the divested and remaining shareholding in Marine Harvest would be accounted for and how Nutreco intended to use the proceeds of the sale of part of its shares in Marine Harvest. The Circular concluded with the recommendation by the Executive Board and the Supervisory Board to shareholders to vote in favour of the corresponding resolution to be proposed at this extraordinary general meeting.

The Chairman gave the floor to Mr **W. Dekker,** Chairman of the Executive Board of the Company, who would explain item 2 on the agenda in a presentation.

Mr **W. Dekker** stated that in his presentation he would address the updated "Rebalancing for Growth" strategy and would give an update with regard to Marine Harvest and the consequence for the shareholders of Nutreco.

With regard to the updated "Rebalancing for Growth" strategy, Mr **W. Dekker** said that the examination of Nutreco's performance and portfolio, which had been conducted in 2004, revealed the following. At that time, the Company was active in animal nutrition, including fish feed, and had a presence in the value chains of meat and fish. Of the Company's turnover of 4 billion, 2 billion was accounted for by animal nutrition and 2 billion by meat and fish. The Executive Board noted at that time that the Company had good positions. Mr **W. Dekker** stated that all these positions required that the Company take steps to build on these positions. It was concluded that Nutreco would not be able to give the business lines all the attention and resources they required since all these business lines operated in volatile markets. The performance of all individual activities was evaluated and it was found that the animal nutrition business had an excellent financial track record.

Mr **W. Dekker** reported that the markets for pork and chicken in Western Europe were in a high state of flux. Mr **W. Dekker** pointed out that Minister Veerman recently presented a document dealing with the future of agriculture in the Netherlands entitled "Kiezen voor Landbouw" (*The Choice for Agriculture*). This document led Mr **W. Dekker** to conclude that whilst there was a future for the industry, we should be aware that the industry was going through a process of transformation. Consolidation at a European level had taken place in the market for pork. The Dutch poultry industry, which historically had been geared to exports, was no longer able to compete with cheap products from Brazil. Fish farming was a young industry growing at a rapid pace around the world, but which nonetheless returned a disappointing performance in Europe. This led to a need for consolidation in order to reduce the volatility of the results of this industry in future. Mr **W. Dekker** stated that this represented the evaluation in 2004. Mr **W. Dekker** referred to the historical trend in results and said that animal nutrition and fish feed operations had yielded an EBIT margin of between 3% and 6%. Invested capital was 400 million and the return on average capital employed ("ROACE") was between 15% and 30%. On the meat side of the business, chicken and pork recorded a turnover of 1.2 billion, with EBIT margins of between 0% and 4%, invested capital of 200 million and a ROACE of between 25% and 0%.
Problems in the European industry meant that the fish farming sector recorded a turnover of 500 million, with EBIT margins of between -5% and 15% and invested capital at 500 million. The ROACE was between -5% and 15%. Mr **W. Dekker** explained this ROACE by saying that fish farming is very capital intensive due to the fact that fish are kept in water for anything up to 5 years.

Mr **W. Dekker** continued with the proposed implementation of the "Rebalancing for Growth" strategy, focusing on growth in animal nutrition and fish feed activities. Mr **W. Dekker** stated that it would be necessary to examine closely geography and further possibilities for consolidation. Mr **W. Dekker** said that there was a desire to continue to optimise and strengthen the positions in the Netherlands and Spain.
Mr **W. Dekker** stated that active portfolio management would have to ensure the following. At the moment, 2/3 of the Company's capital is invested in meat and fish, representing half of its turnover. Mr **W. Dekker** said that it is the aim of the "Rebalancing for Growth" strategy to have 2/3 of the capital employed in animal nutrition. This would, in due course, lead to an improvement in the total return on total capital employed and a reduction of the level of volatility. It had previously been announced that the interest in the value chains of fish and meat would be reduced. There had been several announcements in this regard since.
Mr **W. Dekker** referred to the sale of Hendrix Meat Group to Best Meat (currently: Sovion). This Dutch group had since become the no.1 player in Europe. Mr **W. Dekker** concluded that Hendrix Meat Group had become part of a company with great ambitions in Europe.
Mr **W. Dekker** then talked about the Marine Harvest joint venture, which had been completed in April 2005. Today, the shareholders would be asked to vote in favour of a proposal to sell off all or part of the interest.
Mr **W. Dekker** referred to the sale of Pingo Poultry to Plukon which had led to the creation of a leading Western European player in the Netherlands.

Mr **W. Dekker** then talked about the 50/50 joint venture Hendrix Poultry Breeders, which had been sold to the joint venture partner. The previous day it had been announced that these buyers had now acquired a French company, giving them a top-two position globally in their sector.
Mr **W. Dekker** stressed that it had been announced that all these activities would be developed within or outside of Nutreco's portfolio, and that the aforementioned transactions proved how active others were in this industry and how quickly the structure of this industry was changing.
Mr **W. Dekker** then gave an indication of the profitability of animal nutrition, with a turnover of 2 billion and a Capital Employed of 400 million. This was less than the total invested in Marine Harvest and yielded 100 million in EBITA and 25% ROACE. Mr **W. Dekker** considered that this provided a very solid basis for further growth, with an expanding market share and opportunities for expanding these core activities into new regions.
Mr **W. Dekker** talked in detail about global meat consumption and forecasts for the coming 10 years. He said that not a day went by without China and India being in the news, and that the world was experiencing major change, also in terms of value and value creation, and that it would come as no surprise that Asia in future accounted for the largest growth in meat consumption, too.
Mr **W. Dekker** then showed the Aquaculture sheet and pointed out that it was expected that the farm fish sector would grow and that wild catch would, at best, remain stable, but that there were also very sombre reports indicating that the seas were already overfished. Mr **W. Dekker** also drew attention to all the issues surrounding the ongoing pollution of the world's major oceans. Mr **W. Dekker** closed this item by expressing the expectation that if an expanding world population wished to go on eating fish, the young Aquaculture industry would have an important role to play.

Mr **W. Dekker** stated that Nutreco expected strong growth around the world in animal nutrition and fish feed. He said it was a very large industry, with global production of animal nutrition put at 600 million tons (EUR 150 billion). Nutreco's 2 billion made it a profile player, but it was operating in a highly fragmented market. Western Europe was stable. Latin America, Asia and Eastern Europe were growing at a rate of 5% per year. As the largest manufacturer of fish feed for carnivorous fish, Nutreco had leading positions around the world in sectors which were also growing at rates in excess of 5% per year. Mr **W. Dekker** said that there were therefore plenty of opportunities, and that Nutreco was already a high profile player. Nutreco's production of 5.7 million tons of animal feed put it 6th in the global rankings. This was a very good position for further expansion of this production.

Mr **W. Dekker** pointed out that in animal nutrition, Nutreco was Europe's largest producer of premix and the third largest producer of premix in the world. The two other major players were vitamin producer DSM, which had acquired Roche Vitamines, and BASF. Nutreco was the largest producer of compound feed in Spain and the second largest producer of compound feed in the Netherlands; this combination guaranteed Nutreco the number one place in Europe and made it the third largest independent compound feed producer in the world.

In terms of fish feed, Nutreco had approximately 40% of the global market in salmon feed and Nutreco was active in the manufacture of fish feed for 50 fish species.

Mr **W. Dekker** referred to the cod, bass and bream from the Mediterranean. Nutreco's commitment to cooperation between its feed activities and local universities meant that is was also very active in the development and production of feed for other fish species.

Mr **W. Dekker** went on to say that Nutreco could boast a strong competitive position and that Nutreco intended to leverage this in order to exploit its opportunities for growth. Nutreco had a leading position in feed technology and food safety. Together with NuTrace and TrusQ, Nutreco had promoted food safety in the Netherlands. Mr **W. Dekker** referred to the economies of scale which Nutreco enjoyed. Nutreco was already a high profile purchaser of raw materials and maintained a number of partnerships in this respect. This would prove advantageous with regard to sustainability. The activities in relation to cod were currently being developed in Scotland and Norway. Nutreco had already been active in the manufacture of fish feed for these countries for 15 years and was engaging with universities in order to secure early involvement.
Mr **W. Dekker** said that there were many opportunities to win market share. Growth was also expected in new segments - partly thanks to Research and Development - through innovation and by penetrating new markets.

Mr **W. Dekker** then wanted to say a few words about Marine Harvest.
Mr **W. Dekker** started by talking about the reasons for the joint venture between the numbers 1 and 3 in the world. Within the salmon farming industry, particularly in Europe, there was a pressing need for further restructuring. There had been disappointing results in Europe and Canada in the period 2001-2004. This did not apply to Chile, but Chile had always had a different, more concentrated structure. When the joint venture had been announced, it had been expected that the joint venture would act as a catalyst for further consolidation in Europe.
Mr **W. Dekker** noted that this development had indeed taken place. Each month press reports appeared in Scotland and Norway indicating that a different structure was indeed taking shape in this industry.
From the beginning it had been clear that Marine Harvest was to become a stand-alone entity. Mr **W. Dekker** said that as part of this process, Marine Harvest's financing would also independent from Nutreco. This was achieved in the first place by a shareholder loan, and it had now been announced that Marine Harvest would be refinanced prior to the IPO. Marine Harvest would become the world leader in marketing and sales of farmed salmon and was involved in the development of new farmed fish species. It was anticipated that the improvement in the results of Marine Harvest would create value for Nutreco.

Mr **W. Dekker** then gave a summary of the history of the Marine Harvest joint venture. The announcement of the joint venture was made in September 2004. The Contribution Agreement with Stolt-Nielsen was signed on 3 December 2004. On 21 December 2004, the shareholders of Nutreco gave their unanimous approval for the joint venture. Following the clearance of the transaction given by all the competition authorities, the Marine Harvest joint venture was established on 29 April 2005. The announcement of the IPO scheduled for the first half of 2006 was given in a press release issued on 23 November 2005. This also marked the moment when banks were given a mandate to examine the best possible timing for initiating a possible IPO.

Mr **W. Dekker** announced that Marine Harvest was the largest salmon farming business in the world, with a market share of approximately 20%. Marine Harvest had a production volume of approximately 280,000 tons of salmon and a turnover of roughly EUR 1 billion. The company employed approximately 6,000 people around the globe.

Mr **W. Dekker** said that the main focus lay in Norway and Chile, but that there were also activities on both coasts of Canada, in Scotland and Ireland and that new species were also being farmed in Japan. Sales offices were located around the world. Marine Harvest was the global leader in the salmon industry. Second was Mainstream, a subsidiary of Cermaq, a Norwegian company that had been 80%-owned by the Norwegian state and which recently initiated a highly successful initial public offering on the Oslo Stock Exchange. Other companies, including Chilean companies, were also considering an initial public offering at this moment.

Mr **W. Dekker** then talked about the positioning and strategic objective of Marine Harvest. Nutreco had traditionally always worked with the retail and food services. This was where the firm's roots lay and also where the strongest growth for fish, fillets of fish and all new products was to be found. Additionally, it was important to have an innovative and wide product range, hence the involvement with cod and halibut. The strategic objectives were to maximise returns through its own global sales network and the strong relationship with large retailers, wholesalers and food service customers.
Mr **W. Dekker** stressed that, as in every industry, cost was very important. That was why operational scale was very important. Similarly, it was very important to achieve a good spread of production assets worldwide, particularly when viewed against the background of various animal illnesses, such as bird flue. Mr **W. Dekker** said that the opportunity presented by the joint venture was to realise the synergies from integration and to restructure the manufacturing facilities.
Mr **W. Dekker** said that new management had been put in place in the regions. Marine Harvest was led by the CEO Hans den Bieman and the CFO Steven Rafferty, who had both come from Nutreco. Steven Rafferty had come from the old Marine Harvest organisation. The costs of reorganisation amounted 20 million and had been fully capitalised in 2005. Several processing plants had been closed involving 400 redundancies since the consents had been given in April.

Mr **W. Dekker** then talked about the synergy effects, which had initially been estimated at 25 million, but which, fortunately, could now be raised to 30 million in 2007. Integration was progressing well at the moment. Marine Harvest was at an advanced stage of negotiations with banks concerning a credit facility which would be used, amongst other things, to redeem fully the present shareholder loans. It was expected that this would take place prior to the proposed IPO.

Mr **W. Dekker** then mentioned the market sentiment ahead of the IPO. Salmon prices were currently at their highest level since 2000. These prices were based on strong demand for salmon. Firstly, fish was popular, whilst at the same time fewer and fewer fish were available. Additionally, there was growing awareness of the positive health aspects of eating fish.

Many different authorities were advising consumers to eat oily fish at least once, and preferably twice, a week. Increasing affluence in Russia and Asia also offered plenty of opportunities. Moreover, wild fish stocks were becoming depleted.
Finally, Mr **W. Dekker** mentioned the positive market sentiment for fish farming businesses as well as the successful IPOs that had taken place in Norway and Chile at the end of 2005.

Mr **W. Dekker** then showed a sheet expressing the development of salmon prices. He pointed out that the Shareholders' Circular presented prices from one week earlier. The prices were now even higher in Europe. The sheet which was presented showed that the price level for salmon in America was very good.

Mr **W. Dekker** talked in greater detail about the proposed IPO of Marine Harvest. Marine Harvest was currently 75% owned by Nutreco. If Nutreco were to sell at least 34% of its shares, it would retain an interest of less than 50%. Nutreco considered that this represented an important value component and the banks were also advising that it reduce its interest to below 50%. Marine Harvest had the possibility to issue new shares. Listing on the Oslo Stock Exchange has been thoroughly examined. Oslo would appear to be the right market for this type of activities, particularly following the successful initial public offering of Cermaq. ABG Sundall Collier, ABN AMRO Rotschild and ING Wholesale had been mandated to co-ordinate this process. Mr **W. Dekker** pointed out that Nutreco had not excluded an alternative way of divesting its interest.
Mr **W. Dekker** nonetheless said that the focus was presently on an IPO.

Mr **W. Dekker** talked about the moment when the equity method of accounting was adopted for reporting the interest in Marine Harvest and how that could be identified in the balance sheet. Approval for the joint venture had not been obtained until April 2005. At the end of the previous year, Marine Harvest had been recorded under current assets with a value of 300 million. After April 2005, and in the half-year figures, Marine Harvest had been recorded as a financial interest on the balance sheet with a value of 544 million.

Mr **W. Dekker** explained what would happen if the shareholder loan were to be redeemed shortly: the long-term liabilities would decrease. Mr **W. Dekker** firstly discussed the financial impact of the decrease of the interest, namely the reduction of the investment in Marine Harvest and the reduction of net debt. External valuation indications suggested that a value in excess of book value could be expected from the proposed divestment. These were indications at that particular moment, but the ultimate result would not be known until the shares were actually divested. The book value of Marine Harvest amounted presently to 544 million. Nutreco expected to receive 150 million shortly by way of redemption of the shareholder loan. The difference between the net proceeds and the net book value of the divested shareholding in Marine Harvest would be reported as result. The remaining shareholding would continue to be reported according to the equity method of accounting, unless the Company's shareholding were below 20% of the issued share capital of Marine Harvest. These were the accounting rules under IFRS. If Nutreco were to retain a shareholding below 20% of the issued share capital in Marine Harvest, the shareholding would be reported on the balance sheet at fair value.

Mr **W. Dekker** then talked about how the proceeds would be used. Nutreco intended to use the proceeds of the sale of the shares in Marine Harvest to invest in its core animal nutrition and fish feed businesses.
There were clear acquisition criteria. Ultimately, the aim was to create shareholder value in line with the strategy. Geography would play an important role since Nutreco wanted to retain a broad portfolio and acquisitions had to be of sufficient size and scale.
Large acquisitions would be submitted for approval to the shareholders. As a general rule, the approval of the shareholders would be sought if an acquisition amounted to 33% or more of total assets.

Mr **W. Dekker** said that the Shareholders' Agreement between Nutreco and Stolt-Nielsen had contained provisions for corporate governance for Marine Harvest with regard to the composition of the Executive Board and the Supervisory Board. During the negotiations concerning the joint venture, it was also stipulated that Mr Den Bieman would become CEO of Marine Harvest.
Additionally, the right of minority shareholders to have a say in certain important decisions, such as financing, approval of the budget, investments, reorganisations and initial public offerings, was also agreed. During the negotiations, it was stipulated that there were two purchase options, whereby Nutreco, under certain circumstances, would be able to purchase the farming activities of fish species other than salmon. Finally, it was stipulated that the Shareholders' Agreements would be terminated upon an IPO or in the event of a private sale of the shares.

Mr **W. Dekker** then said that the Executive Board and the Supervisory Board of Nutreco recommended the shareholders of Nutreco to vote in favour of the proposal to:

- divest all or at least 34% of Nutreco Holding N.V.'s interest in Marine Harvest N.V. through an Initial Public Offering or in a private sale; and
- terminate the Shareholders' Agreement with Stolt-Nielsen S.A. at the time of the aforementioned divestment.

The Chairman thanked Mr **W. Dekker** very much for his presentation.

The Chairman invited the shareholders to ask any questions they wished.

The Chairman first gave the floor to Mr **Dekker.** Mr **Dekker** was representing **the Dutch Investors' Association** (***Vereniging van Effectenbezitters***) in The Hague ("**VEB**"). Mr **Dekker (VEB)** wished to compliment the Executive Board and the Supervisory Board. Mr **Dekker (VEB)** went on to say that after several difficult years the Company had again managed to record a major success. Some might say that the salmon prices were a slice of good luck, but others would say that you make your own luck, and Mr **Dekker (VEB)** would like to concur with the latter group.

Mr **Dekker (VEB)** would like to hear why Nutreco might be prepared to divest 100% of its shares and did not restrict itself to a lower percentage.

The Chairman thanked Mr **Dekker (VEB)** for his question and the kind words.
The Chairman answered the question relating to the number of shares in the capital of Marine Harvest to be divested. **The Chairman** said that it was all to do with shareholder value and the number of shares the market could absorb. Naturally, it was also important to determine the best possible price. It was related to the balance sheet, and naturally the views of the banks who advised Nutreco were sought in these matters.

The **Chairman** then gave the floor to Mr **W. Dekker.**

Mr **W. Dekker** first also thanked Mr **Dekker (VEB)** for his kind words. He said that strategy was a matter of making clear choices. When implementing this strategy, the Company naturally considered the synergy between fish feed and Nutreco. Fish feed continued to be a very important element. Also in the future of Nutreco. There was a great deal of synergy between Marine Harvest, on the one hand, and Nutreco's fish feed and animal nutrition businesses, on the other.
Nutreco had concluded a 3-year feed agreement, with an option for a further two years, with Marine Harvest.
The Executive Board considered that in this long-term relationship with Marine Harvest, which it was hoped would develop into a partnership, a 20% or 30% interest in the share capital would be of no assistance in realising this synergy and a joint future.
Mr **W. Dekker** commented that the figure of 34% was mentioned in relation to the divestment because Nutreco wished to retain an interest of less than 50% in Marine Harvest. This was what the banks had also been advising. Of course, there was a strong value element in this. Where a feed supplier was also the majority shareholder of its customer, there was little incentive for new shareholders to acquire an interest.

Mr **W. Dekker** said that the question of what percentage would actually be divested was a question of timing, with shareholder value being the sole criterion.

Mr **Dekker (VEB)** replied that the minimum figure of 34% was clear to him. Mr **Dekker (VEB)** said that he could think of three arguments for not divesting the full 75%.
Firstly, if you imposed the restriction that the price must be higher than what you were currently making.
Secondly, that in the next few years Nutreco might possibly achieve higher returns on the fish farming business than from the animal nutrition business.
Thirdly, the shares were fairly liquid, meaning that they could also be sold on the stock market. The downside risk would therefore be spread and it would very probably yield a higher interest or dividend than the return that would be obtained on the proceeds from the sale that had been deposited on a bank account. So, there was certainly something to be said for a gradual approach, although with the aim, naturally, of selling off the interest completely in a few years time.

The Chairman said that Mr **Dekker (VEB)** was right and that it was a question of making the right estimate. The cycle of the salmon was also important. This was something that Nutreco discussed with the banks. But it was also tied to the Company's plans for the undivested part of Nutreco since, as Mr **W. Dekker** had pointed out in his presentation, there were nonetheless still promising opportunities for growth in that sector. On the one hand, these opportunities are present here in Europe. Nutreco must ensure that it becomes one of the leading players in Europe. Nutreco must also secure a place in the growth sectors, such as Asia and Latin America. Ultimately, shareholder value is the most important thing, and the Executive Board and the Supervisory Board wish to maximise this in the interests of Nutreco's shareholders.

The Chairman then gave the floor to Mr **W. Dekker.**

Mr **W. Dekker** said that Mr **Dekker (VEB)** had accurately summarised the possible criteria for the decision as to how many shares Nutreco would sell. Mr **W. Dekker** said that no final decision could be taken until the banks had sounded out the market and then given their recommendation. Mr **W. Dekker** said that giving clarity in the long term is precisely what Nutreco was doing, and intended to continue to do.

Mr **Dekker (VEB)** thanked Mr **W. Dekker** for his explanation.

The Chairman asked whether there were any more questions from the shareholders.

The Chairman then gave the floor to Mr **Janssen.** Mr **Janssen** wanted to know whether Stolt-Nielsen also intended to divest its shareholding in Marine Harvest.

Regarding the question as to whether Stolt-Nielsen also intended to divest its shares in Marine Harvest, **the Chairman** stated that he didn't know what Stolt-Nielsen's intentions were. The Chairman gave the floor to Mr **W. Dekker.**

Mr **W. Dekker** said that at the time the joint venture was established, both sides agreed that it was their intention that other parties would also be permitted to enter into the joint venture, or that Marine Harvest would be floated. Mr **W. Dekker** said that it had been agreed that if and when this next step were to be taken, Nutreco and Stolt-Nielsen would then both sell their shares. In what ratio this would take place would become clear over the next few weeks and months. The banks had been mandated and that process would now commence. So Stolt-Nielsen would also reduce its interest in Marine Harvest.

The Chairman said that each party had its own rationale. Nutreco put the interests of its shareholders first, and strove to achieve its objective of expanding Nutreco. **The Chairman** did not know what alternatives were available to Stolt-Nielsen. Stolt-Nielsen had interests in a wide variety of sectors, such as shipping, freight transport, etc. Stolt-Nielsen's consideration of what might constitute alternative investment possibilities for it once it had received the proceeds from the sale of its interest in Marine Harvest would possibly differ from Nutreco's.

Not until the IPO had actually taken place would there be any precise clarity regarding the plans of either party. The Chairman stated that, in any event, one thing was certain: Stolt-Nielsen would sell its shares.

The Chairman then gave the floor to Mr **Naylor.**

Mr **Naylor (Netfund),** from Washington D.C., took the floor and said that he intended to give a presentation, after which he intended to ask a number of questions regarding the valuation of the IPO. Mr **W. Dekker** would translate and summarise this presentation.
Mr **Naylor** said that he wished to draw attention to the US Marine Mammal Protection Act, which might affect the possibility of divesting shares in Marine Harvest on the US market since this US law prohibits the killing of marine mammals.
Mr **Naylor** went on to say that it was self-evident that the US market was of importance for Nutreco's turnover and that was why Mr **Naylor** assumed that the possibility to divest shares in Marine Harvest on the US market would have to be properly safeguarded.

The Chairman interrupted Mr **Naylor** to say that the purpose of the EGM was to vote in favour of or against the IPO of Marine Harvest. That was the subject of this EGM and if Mr **Naylor** had a question in relation to this, he was welcome to put it.

If Mr **Naylor** had any questions relating to the strategy of Marine Harvest, **the Chairman** recommended that Mr **Naylor** should wait until Marine Harvest held its own meeting in relation to the strategy. **The Chairman** stressed that only questions relating to the items on the agenda would be dealt with today.

Mr **Naylor** continued that when he read the Cermaq prospectus, which would show some similarity with the prospectus for the IPO of Marine Harvest, he noticed that it contained many paragraphs relating to risk. Mr **Naylor** said that the Cermaq prospectus did not contain any reference to the subject which Mr **Naylor** wished to raise. For that reason, Netfund had asked for a legal opinion in this regard and Mr **Naylor** assumed that Nutreco would be interested in information which could be included in the prospectus and hence determine the value of the IPO.

The Chairman said once again that he was pleased to hear that Mr **Naylor** had some advice which would make the IPO more successful.

Mr **Dekker** replied that Mr **Naylor** was referring to the IPO of Cermaq, which was majority-owned by the Norwegian state. This sort of documentation also contained a paragraph relating to risk. The items relating to existing and new legislation had not been addressed in the prospectus published by Cermaq and this had prompted a request for an explanation to be given in this regard. Nutreco had mandated the banks to write a prospectus. Mr **Naylor** had also asked critical questions in the past. Mr **W. Dekker** quoted the example of the questions which Mr **Naylor** had asked at the previous meeting regarding the sustainability of fish meal and fish oil.

This was a very interesting topic, encouraging the sustainability of the industry. Nutreco had responded to this by organising a major conference in Peru this year on the sustainability of fish meal and fish oil together with the Dutch and Peruvian governments and several NGOs. Nutreco takes its corporate social responsibility very seriously, listens to it and also takes steps in that regard, even in dialogue, but that was not the subject of this meeting. Mr **W. Dekker** said that Mr **Naylor's** advice would be taken into consideration when writing the prospectus.

Mr **Naylor** thanked Mr **W. Dekker** and said that Netfund had obtained legal advice from a law firm in the US. This law firm had given a legal opinion. Mr **Naylor** read out two sentences from this legal opinion. Mr **Naylor** also said that the problem was that certain salmon farming businesses shoot some marine mammals that are natural predators of salmon.

The Chairman apologised, but said he had to interrupt Mr **Naylor** once again. The subject of this meeting was whether the IPO would be approved or not. The shareholders were being asked to vote on this matter. No other topics were to be discussed at this meeting. **The Chairman** said that the topic which Mr **Naylor** had raised would have to be dealt with at a meeting of Marine Harvest and not this meeting.

Mr **Naylor** said that he was not here to discuss Marine Harvest's policy. What he wanted to make clear was that the current practice might result in difficulties divesting shares in Marine Harvest on the US market if it were to be established that Marine Harvest also engaged in this practice. This also had a bearing on the interests of shareholders in buying under an IPO. Mr **Naylor** thought that the US was one of the larger markets for Nutreco. Mr **Naylor** said that the above appeared to him to be of material significance in relation to the investment in the IPO of Marine Harvest.

The Chairman commented that Mr **Naylor** had made his considerations and recommendation known to Nutreco, and that Marine Harvest would take them into consideration when preparing the documentation for the IPO. The Chairman thanked Mr **Naylor** for his input, but nonetheless stressed that this meeting had been convened in order to ask for the approval of shareholders for the IPO. **The Chairman** invited Mr **Naylor** to make the information available separately, and Nutreco would certainly take it into consideration. Mr **Naylor** handed **the Chairman** a copy of the legal opinion to which he had previously referred.

The Chairman then gave the floor to Mr **Bouter**. Mr **Bouter** said that in his presentation, Mr **W. Dekker** had mentioned two purchase options.
The second option related to fish species which were exempted. Mr **Bouter** asked Mr **W. Dekker** to explain this point.

The Chairman said that these species of fish were not exempted, but gave the floor to Mr **W. Dekker** so that he could explain further.

Mr **W. Dekker** said that during the negotiations with Stolt-Nielsen there was, naturally, a discussion about what each party would contribute to the joint venture. Nutreco had contributed all its salmon and fish farming activities. Stolt-Nielsen had turbot activities in Spain and tuna activities in Australia. For various reasons, Nutreco and Stolt-Nielsen could not reach agreement about the contribution of these activities. These activities had therefore been retained by Stolt-Nielsen. Mr **W. Dekker** stated that during the negotiations, Nutreco had stipulated that Nutreco was entitled to repurchase the new species business.

The Chairman then observed that there were no further questions and wished to proceed to the vote on the proposal for approval of (i) the divestment of all or at least 34% of Nutreco Holding N.V.'s shares in Marine Harvest N.V. through an Initial Public Offering or in a private sale as described further in the Shareholders' Circular and (ii) the termination of the Shareholders' Agreement with Stolt-Nielsen S.A. at the time of the divestment referred to under (i).

The Chairman noted that (i) the proposed divestment of all or at least 34% of Nutreco Holding N.V.'s interest in Marine Harvest N.V. through an Initial Public Offering or in a private sale as described further in the Shareholders' Circular and (ii) the termination of the Shareholders' Agreement with Stolt-Nielsen S.A. at the time of the divestment referred to under (i) had been unanimously approved, with 87 abstentions.

The Chairman moved on to item 3 on the agenda.

3. Close of the Meeting

The Chairman closed the Meeting and thanked everyone for their attendance and trust, told those assembled that coffee and sandwiches were available and wished everyone a very Happy Christmas and all the very best for the New Year.

R. Zwartendijk	B. Verwilghen
Chairman	Secretary

Nutreco Holding N.V.

Extraordinary General Meeting of Shareholders

Reduction shareholding in Marine Harvest N.V.

16 December 2005 - Amsterdam

nutreco

Disclaimer

The information contained herein shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities including in the United States of America, Australia, Canada or Japan.

The information contained herein is not for publication or distribution into the United States, Australia, Canada or Japan. Neither this announcement nor any copy of it may be taken or distributed or published, directly or indirectly, in the United States of America, Australia, Canada or Japan.

The material set forth herein is for informational purposes only and is not intended, and should not be construed, as an offer of securities for sale into the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the "Securities Act") or an exemption from registration. The securities of the company described herein have not been and will not be so registered. There will be no public offer of securities in the United States, Australia, Canada or Japan.

2

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Contents

- Update strategy 'Rebalancing for Growth'
- Marine Harvest: strategy, integration and IPO
- The impact for Nutreco shareholders

nutreco

Update strategy 'Rebalancing for Growth'

nutreco

Review strategy in 2004

- Nutreco is an international company in animal nutrition and fish feed and selective present in fish, poultry and pork production chains
- Maintain and expand leading positions in every market requires substantial resources
- Solid base and good prospects in animal nutrition and fish feed with proven financial track record
- Rapid changes in the markets for pork meat and poultry:
  - ✓ **European consolidation pork meat market**
  - ✓ **Excess capacity in poultry activities in the Benelux**
- Strong growth in young fish farming industry:
  - ✓ **Industry in need of further consolidation**
  - ✓ **Volatile results**

5

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Historical results over the cycle

Historical results

(Eur million)	Sales	EBIT margin	Capital employed	ROACE
Animal feed and fish feed	2,000	3% - 6%	400	15% - 30%
Fish farming	500	-5% - 15%	500	-5% - 15%
Poultry- and pork meat	1,200	0% - 4%	200	0% - 25%

6

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Strategy 'Rebalancing for Growth'

- Focus on growth in Animal Nutrition and Fish Feed :
  - ✓ **Expansion in growth markets Eastern Europe, Asia and Latin America**
  - ✓ **Growth in compound feed through consolidation and leverage of leadership positions**
- Active portfolio management must ensure:
  - ✓ **that capital employed in Animal Nutrition and Fish Feed will grow to 2/3 of total**
  - ✓ **an overall increase in return on capital employed**
  - ✓ **a strong cash flow and reduction of the volatility in the results**
- Nutreco will reduce its exposure in the value chains
  - ✓ **Divestment Hendrix Meat Group to Bestmeat (Sovion)**
  - ✓ **Joint venture Marine Harvest and reduction shareholding**
  - ✓ **Divestment Pingo Poultry and Hendrix Poultry Breeders**

7

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Animal Nutrition and Fish Feed: plenty of opportunities

Nutreco is well positioned to grow its Animal Nutrition and Fish Feed business...

- **Solid market positions in growing markets**
- **Possibilities to gain market share**
- **Opportunities to penetrate into new markets**

...with a proven financial track record

EUR mln *	
Sales	2,000
EBITA	100
Return on Sales	5%
Capital Employed	400
ROACE	25%

* Indicative historical figures

8

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Global meat consumption will continue to grow for the next ten years


Global meat consumption overview 1994–2014
CAGR (%)
Retail weight (mln T)
250
200
150
100
50
0
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
Asia 2.7
Europe 0.6
North America 1.6
South America 3.2
Africa 3.0
Australia-NZ 1.1

Source: OECD

nutreco

Aquaculture: the "Blue Revolution"


Global production of seafood (1950 – 2025) (1,000mt)
250,000
200,000
150,000
100,000
50,000
0
1950
1960
1970
1980
1990
2000
2010E
2020E
Wild catch
Aquaculture
World population (bn) (rhs)


The Economist
Blue revolution

"Commercial aquaculture is little more than 30 years old. New technologies, new breeds and newly domesticated species of fish offer great hope for the future. They promise a blue revolution in this century to match the green revolution of the last." – The Economist, August 2003

nutreco

Global growth for animal nutrition and fish feed

- Total animal nutrition production* is approx. 600 millions tons (EUR 150 billion) with an annual growth of 1-2%
- Mature markets in Western Europe (20%) lead to a consolidation
- Latin America, Asia and Eastern Europe are the major growth regions in agriculture (> 5%)
- Fish feed is a strong growing segment: > 5% a year

*Source: Feed International -Jan, 2004

11

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Nutreco is one of the main animal nutrition players in the world

Nutreco is the world No. 6 player ...

1. Charoen Pokphand	16.5	Thailand
2. Cargill/Agribrands	14.0	USA
3. Land O'Lakes/ Farmland/Purina Mls	11.9	USA
4. Tyson Foods	9.7	USA
5. Zennoh co-op	7.3	Japan
6. Nutreco	5.7	Netherlands
7. Ucaab Co-op	4.4	France
8. ADM	3.8	UK
9. Smithfield	3.5	USA
10. Hope Group	3.4	PR China

Source: Feed International   Complete feed + premixes in metric tonnes

12

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Nutreco – leading market positions in all our activities

Animal Nutrition

Feed – NANTA, HENDRIX UTD

Premix and specialty feed – Trouw Nutrition International

- No. 1 premix producer Europe
- No. 3 premix producer world-wide
- No. 1 compound feed in Spain
- No. 2 compound feed producer in The Netherlands
- No. 3 worldwide in complete feed equivalents

Fish feed

Salmon Feed

Trout & Marine Species Feed – SKRETTING

- No.1 feed producer of feed for farmed fish
- 40% of the global market for salmon feed
- Global brand - Skretting
- Innovative feeds for more than 50 fish species

13

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Nutreco's competitive position offers growth opportunities in animal nutrition and fish feed

Nutreco has a leading edge in feed technology and feed to food safety

- R&D capabilities drive product innovation
- NuTrace, TrusQ in feed safety
- Feed formulation

Local/regional scale in sales and manufacturing leads to low cost positions (specialisation) and stable customer relations

Global scale in purchasing leads to cost advantages

Supply feed for other fish species

Gain market share

- Better results with products
- Service and advice
- Optimize efficiency through consolidation

Grow in new segments

- New, innovative products

Penetrate new markets

- Utilize competencies, infrastructure and cost advantages

14

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Marine Harvest: strategy, integration and IPO

nutreco

Reasons for the joint venture

- Fish farming industry in need for further consolidation and restructuring
  - ✓ **Disappointing results in Europe and Canada in the period 2001-2004**
- Joint venture acts as a catalyst for further consolidation in the industry
- Marine Harvest becomes an independent entity; no financing by their shareholders
- Marine Harvest becomes global market leader in the sales and marketing of farmed salmon and other farmed fish species
- Improvement in results means value creation for Nutreco

16

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History Marine Harvest joint venture

- 13 September 2004:
  - ✓ **Announcement joint venture with Stolt Sea Farm**
- 3 December 2004:
  - ✓ **Signing of the contribution agreement**
- 21 December 2004:
  - ✓ **Unanimous approval joint venture Marine Harvest by shareholders Nutreco**
- 29 April 2005:
  - ✓ **Establishment joint venture**
- 23 November 2005:
  - ✓ **Announcement IPO in the first half of 2006**

17

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Marine Harvest - global leadership

marineharvest

- The largest global salmon farming company
  - ✓ Market share of 22%
- Production volume around 280.000 ton
- Net sales in the range of EUR 1 billion
- Employing 6,000 people worldwide



18

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Marine Harvest – balanced global production portfolio


Farming Canada East 10 kTon
Farming Canada West 30 kTon
Sales Europe: 114 kTon
Other
UK
EE
Germany
France
Hong Kong
Singapore
Japan
Korea
Sales Americas: 122 kTon
Chile Farming 180 kTon
= Sales office
= Sec. processing facility
= Production 5 kTon

nutreco

Number 1 in all major production regions

Top–15 fish farming companies in 2005


Tonnage (x-1.000)
350
300
250
200
150
100
50
0
278
107
82
80
72
47
46
45
37
36
32
25
22
20
19
MH
Mainstream (Cermaq)
Pan Fish
Aqua Chile
Fjord
Caman-chaca
Leroy
Los Fjordos
Multi Export
Cultivos Marinos Chiloe
Salmar
Cooke
Pesca Chile
Invertec
Seafarm Invest
Other
N-America
Scotland
Chile
Norway

nutreco

Positioning and strategic objectives:

Positioning:

- Focus on retailers as well as foodservice customers
- Innovative and broad range of salmon products: fillets, steaks, sashimi, marinated products
- Besides salmon also other fish species like cod and halibut

Strategic objectives:

- Maximize returns through its global sales network and strong relationsships with large retailers, wholesalers and foodservice customers
- Focus on low cost production
  - ✓ **Economies of scale and balanced global production portfolio**
- Realisation of integration synergies and restructuring of production facilities

21 nutreco

Integration, synergies and refinancing

- Marine Harvest organised in 4 regional salmon operations
- Restructuring costs EUR 20 million in 2005
  - ✓ **Closure several processing plants in Chile, Norway and Scotland**
  - ✓ **Redundancy of more than 400 fte's**
- 2006 synergies on target; up to EUR 30 million in 2007
- Marine Harvest is in an advanced phase of negotiation with banks for a credit facility which enables them to repay amongst others the shareholder loans

22 nutreco

Market sentiment for an IPO

- Current salmon prices at record levels since the year

- Demand for salmon is increasing by:
  - ✓ **Growing popularity of seafood**
  - ✓ **Growing health consciousness of consumers**
  - ✓ **Increase in prosperity in Russia and Asia**

- Decline wild population of fish and fishing quota by authorities oblige to farm other fish

- Favourable equity market conditions for fish farming companies
  - ✓ **Successful IPO's at the end of 2005 in Norway and Chile**

23

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Development Norwegian salmon prices

Price: EUR/kg	Average Price 2005	Average Price 2004	Avg 2005 vs Avg 2004	Price week 48	week48 vs Avg 2005	week48 vs Avg 2004
Fresh Atlantic Salmon 4-5kg (FCA Oslo)	**25.69 NOK / kg**	**22.02 NOK / kg**	↑ **16.6%**	**27.05 NOK / kg**	↑ **5.3%**	↑ **22.8%**
	3.18 € / kg	**2.63 € / kg**	↑ **20.8%**	**3.41 € / kg**	↑ **7.3%**	↑ **29.7%**



NOK / KG
€ / KG
NOK/kg
€ / KG
40
35
30
25
20
15
4.75
4.25
3.75
3.25
2.75
2.25
1.75
1998
1999
2000
2001
2002
2003
2004
2005

Source: FHL

24

nutreco

Development of US salmon prices

Price: USD/lb	Average Price 2005	Average Price 2004	Avg 2005 vs Avg 2004	Price week 48	week48 vs Avg 2005	week48 vs Avg 2004
3-4 lbs Pinbone Out Chilean Fillets FOB Miami	2.83	2.54	↑ 11.3%	3.35	↑ 18.5%	↑ 32.0%
8-10 lbs DHON West Coast FOB Seattle	1.84	1.53	↑ 19.9%	2.10	↑ 14.3%	↑ 37.1%



USD /Lb
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
8-10 lbs DHON West Coast FOB Seattle
3-4 lbs Pinbone Out Chilean Fillets FOB Miami
1998
1999
2000
2001
2002
2003
2004
2005

Source: Comtell

25

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Initial Public Offering Marine Harvest

- Nutreco intends to reduce their 75%- shareholding in Marine Harvest at least to a minority interest
- Marine Harvest has the possibility to issue new shares
- Listing on the Oslo Stock Exchange
- ABG Sundall Collier, ABN AMRO Rothschild and ING Wholesale Banking are the banks which are mandated for the IPO in the first half year of 2006
- Nutreco is not excluding a private sale of their shares

26

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The impact for Nutreco shareholders

nutreco

Impact Marine Harvest on Nutreco balance sheet

EUR million	30 June 2005	31 Dec. 2004		30 June 2005	31 Dec. 2004
Non-current assets					
Intangible fixed assets	73	170	**Shareholders' equity**	575	529
Tangible fixed assets	322	470	**Minority interest**	10	15
Investment in Marine Harvest	544	0			
Other financial fixed assets	23	53	**Non-current liabilities**		
Deferred tax asset	53	41	Long term debt	440	501
			Employee benefits	38	60
			Deferred tax liabilities	8	16
Current assets			Provisions	10	14
Livestock	58	302			
Other inventories	157	171	**Current liabilities**		
Receivables	430	458	Total short term interest bearing debt	51	11
Cash and cash equivalents	57	137	Non interest bearing debt	585	656
	1,717	1,802		1,717	1,802

28

nutreco

Financial impact reduction shareholding in Marine Harvest

- Reduction of the investment in Marine Harvest and a lowering of the net debt
  - ✓ **Repayment EUR 150 million shareholder loan by Marine Harvest**
  - ✓ **Proceeds IPO Marine harvest**
- The market valuation of Marine Harvest exceeds the market valuation based on indicative external valuations
  - ✓ **Bookvalue of EUR 544 million at 30 June 2005 (including EUR 150 million shareholdersloan)**
- Difference between net proceeds and net book value will reported as result in the P&L
- Nutreco's remaining shareholding (if > 20%) will continue to be reported according to the equity method
- A shareholding < 20% will be reported at fair value

29

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Use of the proceeds

- Nutreco intends to use the proceeds of the sale of shares in Marine Harvest to invest in its core animal nutrition and fish feed

- Acquisition criteria:
  - ✓ **To create shareholder value in line with the 'Rebalancing for Growth'strat egy**
  - ✓ **Access to growth markets in Central and Eastern Europe, Asia and Latin America**
  - ✓ **Sizeable acquisitions**

✓ Large acquisitions will be submitted for approval to the shareholders (> 33% of total assets)

30

nutreco

The shareholders agreement provided in:

- The Corporate Governance of Marine Harvest including:
  - appointments to the Executive Board and the Supervisory Board
  - rights of the minority shareholder in important decisions including financing, approval budget and investments, restructurings, an IPO etc.
- 2 Call options in favour of Nutreco to acquire under certain circumstances the new species farming activities
- The termination of the shareholders agreement at IPO or upon transfer of shares to a third party

31

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Recommendation to the shareholders

- Based on various strategic considerations the Boards of Nutreco recommend to vote in favour of the resolution :
  - ✓ Divestment of all or at least 34% of the Nutreco's interest in Marine Harvest through an IPO or in a private sale; and
  - ✓ The termination of the shareholders agreement with Stolt-Nielsen S.A. at the time of the divestment

32

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nutreco

Free translation

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

NUTRECO HOLDING N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice of the Annual General Meeting of Shareholders of Nutreco Holding N.V., to be held on Thursday, May 18, 2006 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Agenda

1. Opening
2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee over the year 2005
3. Report of the Executive Board over the year 2005
4. Annual Accounts 2005
   - 4.1 Determination of the Annual Accounts
   - 4.2 Dividend proposal
   - 4.3 Dividend policy
5. Discharge
   - 5.1 Discharge of the Executive Board over the conduct of the business
   - 5.2 Discharge of the Supervisory Board over its supervisory duties
6. Corporate Governance
   - 6.1 Corporate Governance: summary of the Corporate Governance policy as submitted to the AGM of 2004
   - 6.2 Remuneration of the Executive Board
   - 6.3 Executive Board performance shares and performance options schemes
   - 6.4 Remuneration of the Supervisory Board
7. Appointment of KPMG Accountants N.V. as external auditor
8. Mandate to issue shares and to restrict or to exclude the pre-emption rights
   - 8.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months
   - 8.2 Proposal to designate the Executive Board - subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months
9. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months
10. Composition Supervisory Board - the end-of-term resignation of Mr Y. Barbieux as a Supervisory Director and his reappointment
11. Articles of Association – changes to bring the existing Articles of Association in line with recent changes in company law and in accordance with best practices of the Dutch Corporate Governance Code
12. Communications and questions
13. Closing

The agenda with explanatory notes, the draft articles of association and the annual report and the accounts over 2005 are available as from today at the offices of Rabo Securities N.V., Amstelplein 1, Amsterdam and at the company's offices, Veerstraat 38, Boxmeer. These documents are available for attendees at the above locations free of charge or will be sent free of charge to those attendees having so requested (e-mail: ava@nutreco.com). These documents are also available via the internet on www.nutreco.com.

Registration Date

In accordance with article 20.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **May 11, 2006** ("Registration Date") in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Netherlands from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission

Persons entitled to vote at and attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabo Securities N.V., Amstelplein 1 at Amsterdam (The Netherlands)** on **May 11, 2006 before 04.00 p.m.** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **May 11, 2006** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **May 11, 2006** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Amersfoort, April 28, 2006

The Executive Board

NUTRECO HOLDING N.V.

JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Oproeping tot de jaarlijkse Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., die zal plaatsvinden op donderdag 18 mei 2006, aanvang 14.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam.

Agenda

1. Opening
2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2005
3. Verslag van de Raad van Bestuur over het boekjaar 2005
4. Jaarrekening 2005
   - 4.1 Vaststelling van de jaarrekening
   - 4.2 Voorstel tot uitkering van dividend
   - 4.3 Dividendbeleid
5. Decharge
   - 5.1 Decharge van de Raad van Bestuur voor het gevoerde beleid
   - 5.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht
6. Corporate Governance
   - 6.1 Corporate Governance: samenvatting van het beleid zoals toegelicht op de AVA van 2004
   - 6.2 Beleid inzake bezoldiging van de Raad van Bestuur
   - 6.3 Prestatiegebonden aandelen en prestatiegebonden opties van de Raad van Bestuur
   - 6.4 Remuneratie van de Raad van Commissarissen
7. Benoeming van KPMG Accountants N.V. als externe accountant
8. Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten
   - 8.1 Voorstel tot machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden
   - 8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden
9. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden
10. Samenstelling van de Raad van Commissarissen - het periodiek aftreden van de heer Y. Barbieux als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming
11. Statuten – wijziging met als voornaamste doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht en met de best practices van de Code Corporate Governance
12. Mededelingen en rondvraag
13. Sluiting

De agenda met toelichting, het drieluik van de statutenwijziging en het jaarverslag met de jaarrekening over 2005 liggen vanaf heden ter inzage ten kantore van Rabo Securities, Amstelplein 1 te Amsterdam en ten kantore van de Vennootschap, Veerstraat 38 te Boxmeer. Deze stukken zijn aldaar voor vergadergerechtigden gratis verkrijgbaar of worden gratis toegestuurd aan de aandeelhouders die hierom hebben verzocht (e-mail: ava@nutreco.com). Tevens zijn deze stukken via het internet beschikbaar op www.nutreco.com.

Registratiedatum

Conform artikel 20.3 van de statuten van de Vennootschap heeft de Raad van Bestuur bepaald dat voor de Algemene Vergadering van Aandeelhouders van 18 mei 2006 als stem- en vergadergerechtigden hebben te gelden zij die op **11 mei 2006** ("Registratiedatum") zijn ingeschreven in een van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Netherlands aangesloten instellingen waaruit blijkt aan wie de aandelen toebehoren krachtens de Wet Giraal Effectenverkeer.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen uiterlijk **11 mei 2006 vóór 16.00 uur** schriftelijk aan te melden bij **Rabobank Securities, Amstelplein 1 te Amsterdam**. De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen dat de desbetreffende aandeelhouder in hun administratie geregistreerd blijft tot en met de Registratiedatum.

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen op naam** kunnen de vergadering bijwonen indien zij zich daartoe **uiterlijk 11 mei 2006** schriftelijk hebben aangemeld bij **Nutreco Holding N.V., Veerstraat 38, 5831 JN Boxmeer** en de aandelen ten name van de houder daarvan in het aandeelhoudersregister ingeschreven blijven tot en met de Registratiedatum.

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 11 mei 2006** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de inschrijfbalie in te leveren. Voor toelating tot de vergadering kan men worden verzocht zich met een identiteitsbewijs te legitimeren.

Amersfoort, 28 april 2006

De Raad van Bestuur

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Free Translation

AGENDA

Annual General Meeting of Shareholders of Nutreco Holding N.V. to be held on May 18, 2006 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee over the year 2005

3. Report of the Executive Board over the year 2005

4. Annual Accounts 2005
   - 4.1 Determination of the Annual Accounts
   - 4.2 Dividend proposal (see explanatory note)
   - 4.3 Dividend policy (see explanatory note)

5. Discharge
   - 5.1 Discharge of the Executive Board over the conduct of the business
   - 5.2 Discharge of the Supervisory Board over its supervisory duties

6. Corporate Governance
   - 6.1 Corporate Governance: summary of the Corporate Governance policy as submitted to the AGM of 2004 (see explanatory note)
   - 6.2 Remuneration of the Executive Board (see explanatory note)
   - 6.3 Executive Board performance shares and performance options schemes (see explanatory note)
   - 6.4 Remuneration of the Supervisory Board (see explanatory note)

7. Appointment of KPMG Accountants N.V. as external auditor (see explanatory note)

8. Mandate to issue shares and to restrict or to exclude the pre-emption rights (see explanatory note)
   - 8.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

8.2 Proposal to designate the Executive Board - subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months

9. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months (see explanatory note)

10. Composition Supervisory Board - the end-of-term resignation of Mr Y. Barbieux as a Supervisory Director and his reappointment (see explanatory note)

11. Articles of Association – amendments, mainly to bring the existing Articles of Association in line with recent changes in company law and in accordance with best practices of the Dutch Corporate Governance Code (see explanatory note and draft)

12. Communications and questions

13. Closing

EXPLANATORY NOTE TO AGENDA ITEM 4.2

Dividend proposal

In accordance with the dividend policy as submitted to and discussed at the AGM of 2005, a dividend of EUR 1.52 per ordinary share is proposed. The dividend of EUR 1.52 per ordinary share corresponds to a pay-out percentage of 35% (2004: 35%) of the net result realised in the period January 1, 2005 till December 31, 2005 included attributable to holders of ordinary shares, and excluding impairment and book gains or book losses on divested businesses. After deduction of the interim dividend of EUR 0.20 paid out in August 2005, the final dividend amounts to EUR 1.32 per ordinary share.

In accordance with article 28.2 of the Articles of Association the Executive Board, with the approval of the Supervisory Board, proposes to pay the dividend, at the discretion of the shareholders, either in cash or in the form of ordinary shares in the capital of the Company.

The ratio between the value of the stock dividend and the cash dividend will be determined by the Executive Board after close of trading on May 18, 2006 based on the closing price on that day. The value of the stock dividend will be (approximately) equal to the cash dividend. Shares required for the stock dividend have been purchased by the Company. These new ordinary shares will be entitled to dividend over the year 2006 and following.

EXPLANATORY NOTE TO AGENDA ITEM 4.3

Dividend policy

Since the listing of the Company in June 1997 the dividend policy consists in a pay-out ratio of 30-35% of the net result available to holders of ordinary shares. The proposal is now for the dividend policy to be amended by increasing the pay-out ratio from the current 30-35% range to 35-45% of the net result attributable from 2006 onwards to holders of ordinary shares, and excluding impairment and book gains or book losses on divested businesses.

EXPLANATORY NOTE TO AGENDA ITEM 6

Corporate Governance

6.1 Corporate Governance: summary of the Corporate Governance policy as submitted to the AGM of 2004

Reference is made to the Corporate Governance chapter which is included in the 2005 Annual Report on p. 52 to 65 where the Company's Corporate Governance policy is explained, following the best practices of the Dutch Corporate Governance Code.

6.2 Remuneration of the Executive Board

The remuneration policy with regard to the Executive Board was submitted to and approved by the General Meeting of Shareholders of 2004. The policy is the median of the peer group and includes an annual review of the base salary. It appears from a recent bench mark study conducted by an external remuneration consultant that current base salaries are on or below the median. The base salary has not been increased since 2002, with the exception of one inflation correction of 1,25% in May 2005. The proposal is now to approve an increase of the base salary for the Executive Board with 5% effective 1 May 2006.

6.3 Executive Board performance shares and performance options schemes

Long Term Incentive Plan 2004-2005: Accelerated vesting
On March 6, 2006, the Company signed an agreement with Geveran Trading Co. Ltd. in which the Company's 75% stake in Marine Harvest N.V. was sold. On March 28, 2006 the Company received a pre-payment in the amount of the full purchase price. Closing of the transaction, i.e. transfer of the shares is subject to the consent of the relevant regulatory authorities. As a result of this agreement, the Company will change significantly upon closing of the transaction as Marine Harvest and the Company will further develop independently from each other. For Marine Harvest employees participating in the Nutreco Long Term Incentive Plan, it is no longer meaningful and it could potentially lead to conflict of interests to maintain an incentive plan which is based on the Company's performance. For this reason it was decided by the Executive Board, with the approval of the Supervisory Board, to accelerate the vesting of the 2004 and 2005 performance shares, of the performance options and of the Long Term Cash Award in accordance with the plan regulations and to terminate the Long Term Incentive Plan effective 2006.

The conditions of the accelerated vesting are as follows: (i) date of vesting is March 6, 2006, being the date of the agreement concerning Marine Harvest giving rise to the accelerated vesting, (ii) exercise price is the closing price on March 6, 2006, i.e. EUR 47.49, (iii) based on the Total Shareholders Return (TSR) calculations made by an external remunerations consultant, the TSR performance for the 2004 grant of performance shares and options results in 5th position in the peer group and a 100% vesting; the TSR performance for the 2005 grant of performance shares and options results in a 1st position in the peer group and a 150% vesting and (iv) for Executive Board members a five year lock-up starting on March 6, 2006 applies to performance shares, with an allowance to sell shares in order to satisfy taxes applying to such performance shares. For the members of the Executive Board, the accelerated vesting is subject to the approval by the General Meeting of Shareholders.

Interim Plan 2006

As the Supervisory Board considered it likely that a 'normal' grant of performance shares and options would result in an accelerated vesting, this was considered to be difficult to justify towards shareholders. The Supervisory Board is of the opinion, that in line with the main purposes of the current remuneration policy, i.e. to motivate, attract and retain qualified management and to offer a remuneration package in line with market practice, a performance based long term remuneration component is needed. The Supervisory Board is also of the opinion, especially in this very important transition phase, that current management should be retained by the Company to ascertain that the 'Rebalancing for Growth' strategy is finalised and that the new strategy is decided and implemented in time.

For the year 2006, it is proposed to grant the same number of shares without consideration to the members of the Executive Board as granted in 2004 and 2005.

Shares granted without consideration in 2006 will be subject to the following conditions: (i) performance targets agreed with the Supervisory Board relate to the finalisation of the 'Rebalancing for Growth' strategy and the development of a new strategy, (ii) vesting is subject to continued employment for at least two years, (iii) a lock-up applies for a period of 5 years from the date of vesting with an allowance to sell shares in order to satisfy taxes with regard to such shares and (iv) qualification for dividends over the year 2006 and following. The Supervisory Board will report on the eventual vesting at the General Meeting of Shareholders of 2008.

No share options will be granted.

Long term Incentive Plan 2007 and following

It is the intention to design a new Long Term Incentive Plan corresponding to the new strategy of the Company. The new Long Term Incentive Plan of the Executive Board will be submitted to a General Meeting of Shareholders.

6.4 Remuneration of the Supervisory Board

Information on the remuneration of the Supervisory Board in 2005 can be found on p. 117 of the 2005 Annual Report. For the year 2006 an increase of 5% of the Supervisory Board remuneration is proposed. Remuneration for committee membership remains unchanged.

Supervisory Board
Chairman: EUR 43,500/year as from 2006 (2005: EUR 41,000)
Members: EUR 31,500/year as from 2006 (2005: EUR 30,000)

Audit Committee
Chairman: EUR 10,000/year in 2006 (2005: EUR 10,000)
Members: EUR 7,500/year in 2006 (2005: EUR 7,500)

Remuneration Committee
Chairman: EUR 7,500/year in 2006 (2005: EUR 7,500)
Members: EUR 5,000/year in 2006 (2005: EUR 5,000)

Work performed as a member of the Selection and Appointment Committee will not be remunerated separately.

EXPLANATORY NOTE TO AGENDA ITEM 7

Appointment of KPMG Accountants N.V. as external auditor

In accordance with the Company policy to submit to the Annual General Meeting of Shareholders the appointment of the external auditor, it is proposed to appoint KPMG Accountants N.V. as the external auditor of the Company until the closure of the accounting year 2007.

EXPLANATORY NOTE TO AGENDA ITEM 8

Mandate to issue shares and to restrict or to exclude the pre-emption rights

8.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

In accordance with article 8 of the Company's Articles of Association a request is made to grant the Executive Board authorisation to issue shares and to grant rights to take shares in order to enable the Executive Board to react in a timely and flexible way to the financing requirements of the Company. With regard to the issue of ordinary shares, the mandate will be limited to 10% of the issued ordinary shares, as at the time of the mandate, which percentage will be increased to 20% in case of mergers and acquisitions.
The period of the requested mandate is 18 months, in accordance with the current Corporate Governance practice, starting after approval of the proposed resolution.

8.2 Proposal to designate the Executive Board – subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months

In accordance with article 9 of the Company's Articles of Association it is proposed to designate the Executive Board to resolve, with approval of the Supervisory Board, to restrict or to exclude the pre-emption rights in connection with the issue of shares in accordance to article 96, Book 2 of the Dutch Civil Code. As it is the case for the proposal 8.1, the designation is limited to a period of 18 months.
In order for this proposal to be approved, a majority of at least 2/3 is required if less than 50% of the issued share capital is represented at the meeting. If half or more of the issued share capital is represented, a normal majority is sufficient.

EXPLANATORY NOTE TO AGENDA ITEM 9

Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months

In accordance with article 10 of the Company's Articles of Association a request is made to grant the Executive Board authorisation, subject to the approval of the Supervisory Board, and without prejudice to the provisions of article 98, Book 2 of the Dutch Civil Code, to acquire ordinary shares representing a maximum of 10% of the Company's issued share capital at a price per ordinary share between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on the Euronext Amsterdam during the five trading days prior to the acquisition.
This mandate to buy back shares provides the Executive Board, with the approval of the Supervisory Board, with the required flexibility to fulfil its obligations deriving from employment related share plans or for other purposes.
The period of the requested mandate is 18 months, starting after approval of the proposed resolution.

COMMENTARY TO AGENDA ITEM 10

Composition of the Supervisory Board - the end-of-term resignation of Mr Y. Barbieux as a Supervisory Director and his reappointment

Mr Y. Barbieux, member of the Supervisory Board, was first appointed at the Annual General Meeting of Shareholders of 1998, he was re-appointed at the Annual General Meeting of Shareholders of May 23, 2002 and his mandate ends at this Annual General Meeting of Shareholders.
Mr Y. Barbieux informed the Supervisory Board that he was prepared to stand for re-election and the Supervisory Board resolved to make a non-binding proposal to the General Meeting, in accordance with article 14.5 of the Articles of Association of the Company, to re-appoint Mr Y. Barbieux to the Supervisory Board for a new and also last period of 4 years, ending at the General Meeting of Shareholders of 2010. The Supervisory Board attaches great importance to continue being able to call on Mr Y. Barbieux's extensive experience as a member of the Supervisory Board and of the Remuneration Committee. The Executive Board fully supports the proposal to re-appoint Mr Y. Barbieux as member of the Supervisory Board of the Company.

Mr Y. Barbieux, born in 1938, has the French nationality. He graduated as engineer at the Ecole des Arts et Manufactures in Paris and holds an MBA from the Harvard Business School. He assumed different management positions at Nestlé till his retirement in 2001. Mr Y. Barbieux is Chairman of the Board of Elsa Consultants S.A. (Switzerland) and member of the board of Micro Consulting (Switzerland), ARC International (France), Claranor (France), Poweo S.A. (France) and Voluntis S.A. (France).
Mr Y. Barbieux owns 441 shares in the Company.

COMMENTARY TO AGENDA ITEM 11

Articles of Association – amendments mainly to bring the existing Articles of Association in line with recent changes in company law and in accordance with best practices of the Dutch Corporate Governance Code.

Reference is made to the leaflet with the existing text of the Articles of Association, the proposed changes and the explanatory notices to the proposed changes. The proposed changes aim mainly to bring the Articles of Association in line with recent changes in company law in The Netherlands and with the best practices of the Dutch Corporate Governance Code (the Code) and can be summarised as follows:

(i) Provisions concerning the appointment and the dismissal of the members of the Executive Board and of the Supervisory Board.
The Code states as best practice that the General Meeting of Shareholders may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the Executive Board and of the Supervisory Board, or their suspension or dismissal, by an absolute majority of the votes cast provided such majority represents at least one third of the issued share capital. The Articles of Association currently provide that such resolution requires a two third majority of the votes cast with more than one third of the issued shares present or represented.

(ii) Motivation of the nomination for appointment of members of the Executive Board and of the Supervisory Board in accordance with article 2:142, item 3 of the Civil Code.

(iii) Provisions concerning the remuneration policy of the Executive Board and of the Supervisory Board in accordance with article 2:135 of the Civil Code.

(iv) List of the resolutions which are subject to the approval of the General Meeting of Shareholders in accordance with article 2:107a of the Civil Code.

(v) In anticipation of expected legislation, inclusion of a provision allowing for extension of the registration period.

(vi) Statement of the countervalue of EUR 50 Million for shareholders' right to propose items for the agenda of the General Meeting of Shareholders.

(vii) Provision concerning the procedure for publication of the draft, the enabling of making comments and the publication of the final version of the minutes of the General Meeting of Shareholders.

(viii) Inclusion in the agenda of the Annual General Meeting of Shareholders of the dividend- and reserve policy and the dividend proposal.

Finally, it is proposed to include a hold harmless provision for members of the Executive Board and of the Supervisory Board in accordance with the current practice with other listed companies.

In order to finalise the amendment of the Articles of Association upon resolution by the General Meeting of Shareholders, it is proposed to grant a power of attorney to each director and staff of De Brauw Blackstone Westbroek N.V. to request the ministerial declaration of non objection and to pass the notarial deed with the amendment of the Articles of Association.

nutreco

AGENDA

Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op 18 mei 2006, aanvang 14.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2005

3. Verslag van de Raad van Bestuur over het boekjaar 2005

4. Jaarrekening 2005
   - 4.1 Vaststelling van de jaarrekening
   - 4.2 Voorstel tot uitkering van dividend (zie toelichting)
   - 4.3 Dividendbeleid (zie toelichting)

5. Decharge
   - 5.1 Decharge van de Raad van Bestuur voor het gevoerde beleid
   - 5.2 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

6. Corporate Governance
   - 6.1 Corporate Governance: samenvatting van het beleid zoals toegelicht op de AVA van 2004 (zie toelichting)
   - 6.2 Beleid inzake bezoldiging van de Raad van Bestuur (zie toelichting)
   - 6.3 Prestatiegebonden aandelen en prestatiegebonden opties van de Raad van Bestuur (zie toelichting)
   - 6.4 Remuneratie van de Raad van Commissarissen (zie toelichting)

7. Benoeming van KPMG Accountants N.V. als externe accountant (zie toelichting)

8. Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten (zie toelichting)
   - 8.1 Voorstel tot machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden
   - 8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

9. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden (zie toelichting)

10. Samenstelling van de Raad van Commissarissen - het periodiek aftreden van de heer Y. Barbieux als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming (zie toelichting)

11. Statuten – wijziging met als voornaamste doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht en met de best practices van de Code Corporate Governance (zie toelichting en drieluik)

12. Mededelingen en rondvraag

13. Sluiting

TOELICHTING OP AGENDAPUNT 4.2

Voorstel tot uitkering van dividend

Conform het dividendbeleid zoals toegelicht en besproken op de AVA van 2004 wordt een dividend voorgesteld van EUR 1,52 per gewoon aandeel. Het dividend van EUR 1,52 per gewoon aandeel komt overeen met een uitkeringspercentage van 35% (2004: 35%) over het in de periode van 1 januari 2005 tot en met 31 december 2005 gerealiseerde nettoresultaat toekomend aan de houders van gewone aandelen exclusief impairment en boekwinsten en -verliezen op afgestoten bedrijfsonderdelen. Na aftrek van het in augustus 2005 uitgekeerde interimdividend van EUR 0,20 bedraagt het slotdividend EUR 1,32 per gewoon aandeel.

Conform artikel 28.2 van de statuten stelt de Raad van Bestuur, met goedkeuring van de Raad van Commissarissen, voor het dividend, naar keuze van de aandeelhouders, hetzij in contanten, hetzij in de vorm van gewone aandelen in het kapitaal van de Vennootschap uit te keren.

De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 18 mei 2006 na beurs worden vastgesteld op basis van de slotkoers van die dag. De waarde van het slotdividend in gewone aandelen zal (een afrondingsverschil daargelaten) gelijk zijn aan die van het contante dividend. De aandelen benodigd voor het slotdividend werden ingekocht. De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2006 en volgende boekjaren.

TOELICHTING OP AGENDAPUNT 4.3

Dividendbeleid

Sedert de beursnotering van de Vennootschap in juni 1997 wordt een dividendbeleid gehanteerd met als uitkeringspercentage 30-35%. Voorgesteld wordt het dividendbeleid te wijzigen en het uitkeringspercentage te verhogen van 30-35% naar 35-40% van het nettoresultaat toekomend vanaf 2006 aan houders van gewone aandelen, exclusief impairment en boekwinsten en –verliezen op afgestoten bedrijfsonderdelen.

TOELICHTING OP AGENDAPUNT 6

Corporate Governance

6.1 Corporate Governance: samenvatting van het beleid zoals toegelicht op de AVA van 2004

Verwezen wordt naar het Corporate Governance hoofdstuk in het Jaarverslag 2005 op blz. 52 t/m 66 met toelichting over het beleid inzake Corporate Governance aan de hand van de best practices uit de Nederlandse Corporate Governance Code.

6.2 Beleid inzake bezoldiging van de Raad van Bestuur

Het beleid inzake bezoldiging van de Raad van Bestuur werd besproken en vastgesteld op de AVA van 2004. Dit beleid is gericht op de mediaan van de arbeidsmarkt referentiegroep (peer group) en voorziet in een jaarlijkse toetsing van het basis jaarsalaris. Uit een recentelijk door externe beloningsadviseurs uitgevoerde benchmark studie blijkt dat de huidige basissalarissen zich op of onder de mediaan van de arbeidsmarkt referentiegroep bevinden. Het basissalaris is niet meer aangepast sedert 2002 met uitzondering van één inflatiecorrectie van 1,25% in mei 2005. Voorgesteld wordt nu om een verhoging goed te keuren van het basissalaris voor de Raad van Bestuur met 5% per 1 mei 2006.

6.3 Prestatiegebonden aandelen en prestatiegebonden opties van de Raad van Bestuur

Long Term Incentive Plan 2004-2005: Versnelde vesting

Op 6 maart 2006 is door de Vennootschap een overeenkomst ondertekend met Geveran Trading Co. Ltd. waarbij het 75% aandelenbezit van de Vennootschap in Marine Harvest N.V. is verkocht. Op 28 maart 2006 is een vooruitbetaling ontvangen van het volledige bedrag van de verkoopprijs. Closing van de transactie,

TOELICHTING OP AGENDAPUNT 9

Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 10 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om, na goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98, Boek 2 van het Burgerlijk Wetboek, gewone aandelen vertegenwoordigende maximaal 10% van het geplaatst kapitaal van de Vennootschap te verkrijgen voor een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door Euronext Amsterdam N.V. gehouden Effectenbeurs gedurende de vijf handelsdagen voorafgaande aan die verkrijging. Deze machtiging tot inkoop geeft de Raad van Bestuur, met goedkeuring van de Raad van Commissarissen, de flexibiliteit om verplichtingen na te komen betreffende aandelen gerelateerde beloningsplannen of anderszins.
De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit.

TOELICHTING OP AGENDAPUNT 10

Samenstelling van de Raad van Commissarissen - het periodiek aftreden van de heer Y. Barbieux als Commissaris van de Vennootschap en zijn voordracht tot herbenoeming

De heer Y. Barbieux werd een eerste maal tot Commissaris benoemd op de Algemene Vergadering van Aandeelhouders van 1998 en werd herbenoemd op de AVA van 23 mei 2002. Zijn mandaat verstrijkt per deze Algemene Vergadering van Aandeelhouders.
De heer Y. Barbieux heeft de Raad van Commissarissen medegedeeld zich herbenoembaar te stellen en de Raad van Commissarissen heeft besloten aan de Algemene Vergadering van Aandeelhouders, conform artikel 14.5 van de statuten van de Vennootschap, een niet bindende voordracht te doen om de heer Y. Barbieux te herbenoemen als Commissaris van de Vennootschap voor een nieuwe en tevens laatste termijn van vier jaar, verstrijkend op de Algemene Vergadering van Aandeelhouders van 2010. De Raad van Commissarissen hecht er groot belang aan verder een beroep te kunnen doen op de ruime ervaring van de heer Y. Barbieux in de Raad van Commissarissen en het Remuneration Committee van de Vennootschap. De Raad van Bestuur ondersteunt ten volle de voordracht van de heer Y. Barbieux als Commissaris van de Vennootschap.

De heer Y. Barbieux werd geboren in 1938 en heeft de Franse nationaliteit. Hij promoveerde als ingenieur aan de Ecole des Arts et Manufactures te Parijs en behaalde een MBA aan de Harvard Business School. Hij vervulde verschillende managementfuncties bij Nestlé tot aan zijn pensionering in 2001. De heer Y. Barbieux is Voorzitter van Raad van Bestuur van Elsa Consultants S.A. (Zwitserland) en is lid van de Raad van Bestuur van Micro Consulting (Zwitserland), ARC International (Frankrijk), Claranor (Frankrijk), Poweo S.A. (Frankrijk) en Voluntis S.A. (Frankrijk).

De heer Y. Barbieux bezit 441 aandelen in de Vennootschap.

TOELICHTING OP AGENDAPUNT 11

Statuten – wijziging met als voornaamste doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht en met de best practices van de Code Corporate Governance

Verwezen wordt naar het drieluik met de huidige tekst van de artikelen in de statuten waarvan een inhoudelijke wijziging wordt voorgesteld, de voorgestelde wijzigingen en de toelichting op de voorgestelde wijzigingen. De voorgestelde wijzigingen hebben als voornaamste doel de statuten te conformeren aan recente wijzigingen in de vennootschapswetgeving en aan de best practices van de Nederlandse Corporate Governance Code (de Code) en kunnen worden samengevat als volgt:

Audit Committee
Voorzitter: EUR 10.000 per jaar in 2006 (2005: EUR 10.000)
Leden: EUR 7.500 per jaar in 2006 (2005: EUR 7.500)

Remuneration Committee
Voorzitter: EUR 7.500 per jaar in 2006 (2005: EUR 7.500)
Leden: EUR 5.000 per jaar in 2006 (2005: EUR 5.000)

Prestaties verricht als Voorzitter c.q. lid van de Selectie- en Benoemingscommissie worden niet separaat vergoed.

TOELICHTING OP AGENDAPUNT 7

Benoeming van KPMG Accountants N.V. als externe accountant

Conform het aangenomen beleid om de benoeming van de externe accountant jaarlijks aan de Algemene Vergadering van Aandeelhouders voor te leggen, wordt voorgesteld om KPMG Accountants N.V. te benoemen als externe accountant van de Vennootschap voor een duur verstrijkend bij de afsluiting van het boekjaar 2007.

TOELICHTING OP AGENDAPUNT 8

Machtiging tot uitgifte van aandelen en tot het beperken of uitsluiten van voorkeursrechten

8.1 Voorstel tot machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 8 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om te besluiten tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen, om de Raad van Bestuur in staat te stellen om tijdig en op een flexibele manier te reageren met betrekking tot de financiering van de Vennootschap. Voor de uitgifte van gewone aandelen wordt de bevoegdheid beperkt tot 10% van de uitstaande gewone aandelen ten tijde van de machtiging, welk percentage wordt verhoogd tot 20% in geval van fusie of acquisitie.
De duur van de gevraagde machtiging is 18 maanden conform de huidige praktijk van Corporate Governance, beginnend na goedkeuring van het voorgestelde besluit.

8.2 Voorstel tot aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 9 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur aan te wijzen als het orgaan dat bevoegd is om, met goedkeuring van de Raad van Commissarissen, te besluiten tot het beperken of uitsluiten van voorkeursrecht bij uitgifte van aandelen, conform artikel 96, Boek 2 van het Burgerlijk Wetboek. In overeenstemming met het voorstel onder 8.1 is de aanwijzing beperkt tot een periode van 18 maanden.

Voor dit voorstel is een meerderheid van ten minste twee derden van de uitgebrachte stemmen vereist indien minder dan 50% van het geplaatst kapitaal ter vergadering aanwezig of vertegenwoordigd is. Indien de helft of meer aanwezig of vertegenwoordigd is, volstaat een gewone meerderheid.

m.n. levering van de aandelen, is onderworpen aan de voorafgaande goedkeuring van de relevante autoriteiten. Als gevolg van deze overeenkomst zal bij closing de Vennootschap ingrijpend veranderen omdat de Vennootschap en Marine Harvest zich onafhankelijk van elkaar verder zullen ontwikkelen. Voor Marine Harvest medewerkers die deelnemen aan het Nutreco Long Term Incentive Plan is, vanuit het oogpunt van eventuele belangenverstrengeling, het niet langer opportuun om verbonden te blijven met de resultaatsontwikkeling van de Vennootschap. Om deze reden heeft de Raad van Bestuur, met goedkeuring van de Raad van Commissarissen, besloten over te gaan tot een versnelde vesting van de 2004 en 2005 prestatiegebonden aandelen, de prestatiegebonden opties en het Long Term Cash Award conform het plan reglement, en het Long Term Incentive Plan te beëindigen voor 2006.
De voorwaarden voor de versnelde vesting zijn de volgende: (i) datum van de vesting is 6 maart 2006, zijnde de datum van de overeenkomst met betrekking tot Marine Harvest die aanleiding geeft tot versnelde vesting, (ii) uitoefeningsprijs is de slotkoers van 6 maart 2006, te weten EUR 47,49, (iii) gebaseerd op een berekening van de Total Shareholders Return (TSR) uitgevoerd door externe beloningsadviseurs leidt de TSR prestatie voor de 2004 toekenning van prestatiegebonden aandelen en opties tot een 5e positie binnen de peer groep en 100% vesting; de TSR prestatie voor de 2005 toekenning van prestatiegebonden aandelen en opties leidt tot de 1e positie binnen de peer groep en 150% vesting en (iv) er is voor de leden van de Raad van Bestuur een vijf jaar durende lock-up verplichting beginnend 6 maart 2006 voor prestatiegebonden aandelen, met de mogelijkheid om aandelen te verkopen om belastingverplichtingen met betrekking tot deze prestatiegebonden aandelen te voldoen. Voor leden van de Raad van Bestuur is deze versnelde vesting onderworpen aan de goedkeuring van de Algemene Vergadering van Aandeelhouders.

Overgangsregeling 2006
Aangezien de Raad van Commissarissen het waarschijnlijk achtte dat een 'normale' toekenning van prestatiegebonden opties en aandelen in een vervroegde vesting zou resulteren, werd dit niet verdedigbaar geacht richting aandeelhouders. De Raad van Commissarissen is van mening dat, in lijn met de belangrijkste doelstellingen van het huidige remuneratiebeleid, te weten het motiveren, aantrekken en behouden van gekwalificeerd management en het aanbieden van een marktconform remuneratiepakket, een prestatiegebonden lange termijn beloning voor de Raad van Bestuur gepast is. Daarnaast is de Raad van Commissarissen van mening dat de huidige bestuursleden, met name in deze uitermate belangrijke transitiefase, moeten aanblijven om te zorgen dat de 'Rebalancing for Growth' strategie op de juiste wijze wordt afgerond en de nieuwe strategie tijdig wordt geformuleerd en uitgevoerd.
Voor het jaar 2006 wordt voorgesteld hetzelfde aantal prestatiegebonden aandelen om niet toe te kennen aan de leden van de Raad van Bestuur conform de toekenning in 2004 en 2005.
Op aandelen toe te kennen om niet in 2006 zijn de volgende voorwaarden van toepassing: (i) prestatiedoelstellingen zoals overeengekomen met de Raad van Commissarissen handelen over de afronding van de "Rebalancing for Growth" strategie en het ontwikkelen van een nieuwe strategie, (ii) vesting is afhankelijk van een voortdurend dienstverband voor een periode van minimaal twee jaar, (iii) er geldt een vijf jaar durende lock-up verplichting vanaf de vestingdatum met mogelijkheid om aandelen te verkopen om belastingverplichtingen met betrekking tot deze prestatiegebonden aandelen te voldoen en (iv) deze prestatiegebonden aandelen komen in aanmerking voor dividend over het boekjaar 2006 en volgende jaren.
In de AVA van 2008 zal de Raad van Commissarissen over eventuele vesting verantwoording afleggen.
Er worden geen prestatiegebonden opties toegekend.

Long Term Incentive Plan 2007 en volgende
Het is de bedoeling een nieuw Long Term Incentive Plan uit te werken dat beantwoordt aan de nieuwe strategie van de Vennootschap. Het nieuwe Long Term Incentive Plan voor de Raad van Bestuur zal aan een AVA ter goedkeuring worden voorgelegd.

6.4 Remuneratie van de Raad van Commissarissen

De toelichting op de remuneratie van de Raad van Commissarissen in 2005 is opgenomen in het Jaarverslag 2005 op blz. 118. Voor het jaar 2006 wordt een verhoging van de commissarisvergoeding voorgesteld. Vergoeding voor commissiewerk blijft onveranderd.

Raad van Commissarissen
Voorzitter: EUR 43.500 per jaar vanaf 2006 (2005: EUR 41.000)
Leden: EUR 31.500 per jaar vanaf 2006 (2005: EUR 30.000)

(i) Opneming van bepalingen betreffende de benoeming en het ontslag van leden van de Raad van Bestuur en de Raad van Commissarissen. Volgens de Code heeft als uitgangspunt te gelden dat de Algemene Vergadering van Aandeelhouders een besluit tot ontneming van de bindende voordracht van een lid van de Raad van Bestuur en van de Raad van Commissarissen, of tot schorsing of ontslag neemt met een absolute meerderheid van stemmen indien die meerderheid ten minste een/derde van het geplaatst kapitaal vertegenwoordigt. De huidige statuten van de Vennootschap voorzien nu dat zulkdanig besluit dient aangenomen te worden met een twee/derde meerderheid van de uitgebrachte stemmen waarbij meer dan een/derde van het geplaatst kapitaal aanwezig of vertegenwoordigd dient te zijn.
(ii) Motivering van de voordracht tot benoeming van leden van de Raad van Bestuur en van de Raad van Commissarissen conform het bepaalde in artikel 2:142, lid 3 Burgerlijk Wetboek.
(iii) Opneming van bepalingen betreffende het remuneratiebeleid voor de leden van de Raad van Bestuur en van de Raad van Commissarissen conform artikel 2:135 Burgerlijk Wetboek.
(iv) Opneming van een lijst van de besluiten waarvoor goedkeuring door de Algemene Vergadering van Aandeelhouders noodzakelijk is, conform het bepaalde in artikel 2:107a Burgerlijk Wetboek.
(v) Vooruitlopend op verwachte wetgeving, opneming van de mogelijkheid tot verlenging van de termijn voor de registratiedatum.
(vi) Vermelding van de tegenwaarde van EUR 50.000.000 voor agenderingsrecht voor aandeelhouders.
(vii) Opneming van een bepaling betreffende de publicatie van een concept van de notulen van de Algemene Vergadering van Aandeelhouders, de mogelijkheid om daarop opmerkingen te laten gelden en van de publicatie van de definitieve versie ervan.
(viii) Opneming in de agenda voor de Algemene Vergadering van Aandeelhouders van het reserverings- en dividendbeleid en van het dividendvoorstel.

Tot slot wordt voorgesteld een statutaire vrijwaring op te nemen voor de leden van de Raad van Bestuur en van de Raad van Commissarissen in lijn met de huidige praktijk bij andere beursgenoteerde ondernemingen.

Ten einde de statutenwijziging te kunnen effectueren zodra de Algemene Vergadering van Aandeelhouders daartoe heeft besloten, wordt voorgesteld iedere bestuurder en iedere medewerker van De Brauw Blackstone Westbroek N.V. machtiging te verlenen om de vereiste ministeriële verklaring van geen bezwaar aan te vragen en de akte houdende statutenwijziging te doen verlijden.

United States Securities
and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NUTRECO HOLDING N.V.

DATED MAY 18, 2006

AGENDA ITEM 11

AMENDMENT OF THE ARTICLES OF ASSOCIATION

This leaflet contains only the amended articles. The full text of the Articles of Association can be downloaded on our website or requested at ava@nutreco.com

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
Executive Board and Supervisory Board.	**Executive Board and Supervisory Board.**	
Article 14.	**Article 14.**	
14.1. Save for any restrictions laid down in the Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members, under the supervision of a Supervisory Board.	14.1. Save for any restrictions laid down in the Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members, under the supervision of a Supervisory Board.	
14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.	14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.	
14.3. The members of the Executive Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board should declare whether the recommendation is binding or not. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third	14.3. The members of the Executive Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board should declare whether the recommendation is binding or not. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of <u>the votes cast, representing at least one-third of the issued</u>	Article 14 has been amended in accordance with best practice provision IV.1.1. of the

PRESENT ARTICLES OF ASSICIATION		PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
	of the issued share capital. If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the *Supervisory* Board will present a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital, the General Meeting appoints a member of the Executive Board without a binding recommendation of the Supervisory Board.		share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of the votes cast is in favour of a resolution to cancel the binding nature of a nomination, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.	Dutch Corporate Governance Code of 9 December 2004 completed by the Tabaksblat Committee, hereinafter referred to as the **CG Code**.
14.4.	The General Meeting can suspend and dismiss a member of the Executive Board by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital.	14.4.	The General Meeting can at all times suspend or dismiss a member of the *Executive Board*. The Supervisory Board can at all times suspend a member of the Executive Board. A resolution of the General Meeting to suspend or dismiss a member of the Executive board requires a resolution passed by an absolute majority of votes cast representing at least one-third of the issued capital, unless the proposal to suspend or dismiss is presented by the	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
	Supervisory Board in which case a resolution passed by an absolute majority of votes cast is sufficient, no quorum to be met. If the proportion of one-third of the issued share capital as referred to in the previous sentence, is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.	
The Supervisory Board shall at all times have the power to suspend a member of the Executive Board.	The Supervisory Board shall at all times have the power to suspend a member of the Executive Board.	
14.5. The members of the Supervisory Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board, in which recommendation at least two persons will be nominated for each vacancy. The General Meeting can however at all times	14.5. The members of the Supervisory Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board needs to indicate whether the recommendation is of a binding nature or not. The General Meeting can however at	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
lift the binding force of any such recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital.	all times lift the binding force of any such recommendation by means of a resolution passed by an absolute majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share *capital* as referred to in the previous sentence is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.	
If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board presents a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution adopted by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital, the	If the General Meeting lifts the binding force of the *first recommendation* by the Supervisory Board, the Supervisory Board presents a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution adopted in the manner described above in this paragraph, the General Meeting appoints a member of the	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
General Meeting appoints a member of the Supervisory Board without a binding recommendation of the Supervisory Board.	Supervisory Board without a binding recommendation of the Supervisory Board.	
14.6. The members of the Supervisory Board can be suspended or dismissed by the General Meeting with a majority of *two-thirds of the* votes cast, representing more than a third of the issued share capital.	14.6. The members of the Supervisory Board can be suspended or dismissed by the General Meeting with an absolute majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.	
14.7. Each recommendation for the appointment of a member of the Executive Board or of the Supervisory Board, shall be accompanied by a notice specifying the candidate's age, profession, the amount of the shares he holds in the capital of the Company and the positions he holds or has held, insofar as such positions are of	14.7. Each recommendation for the appointment of a member of the Executive Board or of the Supervisory Board, shall be accompanied by a notice specifying the candidate's age, profession, the amount of the shares he holds in the capital of the Company and the positions he holds or has held, insofar as such positions are of	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
importance in connections with the fulfilment of the duties of office of a member of the Executive Board or of the Supervisory Board respectively. Such notice shall also specify, the legal persons with whom he is associated as a member of their Supervisory Board with, in cases where such legal persons include any which belong to one and the same group, the name of such group sufficing. The recommendation for the appointment of a member of the Executive Board or of the Supervisory Board shall state the reasons for the intended appointment.	importance in connections with the fulfilment of the duties of office of a member of the Executive Board or of the Supervisory Board respectively. Such notice shall also specify, the legal persons with whom he is associated as a member of their Supervisory Board with, in cases where such legal persons include any which belong to one and the same group, the name of such group sufficing. The recommendation for the appointment of a member of the Executive Board or of the Supervisory Board shall <u>be motivated. On a reappointment the manner in which the candidate has fulfilled his duties as a member of the Supervisory Board shall be taken into account.</u>	Amendment in line with the change in law of Book 2 Dutch Civil Code, which came into force on 1 October 2004, hereinafter referred to as the "Amendment"; Section 2:142 paragraph 3 (last sentence) Dutch Civil Code.
14.8. If either the General Meeting or the Supervisory Board has suspended a member of the Executive Board or if a member of the Supervisory Board has been suspended, the General Meeting must within three months after the effective date of suspension pass a resolution to remove him from office or to lift or to extend his suspension, in the absence of which	14.8. If either the General Meeting or the Supervisory Board has suspended a member of the Executive Board or if a member of the Supervisory Board has been suspended, the General Meeting must within three months after the effective date of suspension pass a resolution to remove him from office or to lift or to extend his suspension, in the absence of which	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
resolution the suspension shall terminate. A resolution to extend the suspension can only be passed once and the period of extension of the suspension may not exceed three months from the date on which the General Meeting adopted the resolution to extend the suspension. The suspension terminates if the General Meeting has not resolved within the period of further suspension to terminate the suspension. A suspended member of either the Executive Board or the Supervisory Board shall be given the opportunity to account for his conduct at the General Meeting and to have himself assisted by a legal advisor.	resolution the suspension shall terminate. A resolution to extend the suspension can only be passed once and the period of extension of the suspension may not exceed three months from the date on which the General Meeting adopted the resolution to extend the suspension. The suspension terminates if the General Meeting has not resolved within the period of further suspension to terminate the suspension. A suspended member of either the Executive Board or the Supervisory Board shall be given the opportunity to account for his conduct at the General Meeting and to have himself assisted by a legal advisor.	
14.9. The General Meeting may grant a fixed amount as remuneration to the members of the Supervisory Board. Expenses shall be reimbursed.		Paragraph 9 of the current articles has been moved to article 19 paragraph 3 (new).
Representation.	**Representation.**	
Article 16.	**Article 16.**	
16.1. The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the	16.1. The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
members of the Executive Board individually.	members of the Executive Board individually.	
16.2. If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have the power to appoint one or several other persons for that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board.	16.2. If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have the power to appoint one or several other persons for that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board <u>unless the General Meeting designates another person for such purpose</u>.	The General Meeting is based on section 2:146 Dutch Civil Code at all times entitled to appoint an authorised person to represent the Company should there be a conflict of interest stapplans from recent case law that the authority is rather strict.
If a member of the Executive Board, not in a private capacity, has a conflicting interest with the Company in any way other than described in the first sentence of this paragraph, he shall be entitled to represent	If a member of the Executive Board, not in a private capacity, has a conflicting interest with the Company in any way other than described in the first sentence of this paragraph, he shall be entitled to represent	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
the Company, as shall each of the other members of the Executive Board.	the Company, as shall each of the other members of the Executive Board.	
16.3. The *Executive Board may* grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.	16.3. The Executive Board may grant power of attorney for signature to *one or several* persons and may alter or revoke such power of attorney.	
Restrictions of executive powers.	**Restrictions of executive powers.**	
Article 17.	**Article 17.**	
17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.	17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.	
a. the issue and acquiring of shares in and debentures issued by the Company or of debentures issued by a limited partnership or a partnership in which the Company is a fully liable partner;	a. the issue and acquiring of shares in and debentures issued by the Company or of debentures issued by a limited partnership or a partnership in which the Company is a fully liable partner;	
b. the application for the inclusion in or removal of the *documents*, mentioned above sub a. from the official listing of any stock exchange;	b. the application for the inclusion in or removal of the documents, mentioned above sub a. from the official listing of any stock exchange;	
c. the entering or termination of a long term joint venture between the Company or a dependent company with another legal entity or company	c. the entering or termination of a long term joint venture between the Company or a dependent company with another legal entity or company	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
or as a fully liable partner in a limited partnership or in a general partnership, if such joint venture or termination thereof is of substantial relevance;	or as a fully liable partner in a limited partnership or in a general partnership, if such joint venture or termination thereof is of substantial relevance;	
d. the participation by the Company or by a dependent company in the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;	d. the participation by the Company or by a dependent company in the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;	
e. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;	e. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;	
f. a proposal to amend the Articles of	f. a proposal to amend the Articles of	

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Association;	Association;	
g. a proposal to dissolve the Company;	g. a proposal to dissolve the Company;	
h. the filing for bankruptcy and/or application for a moratorium;	h. the filing for bankruptcy and/or application for a moratorium;	
i. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;	i. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;	
j. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;	j. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;	
k. a proposal to reduce the issued share capital.	k. a proposal to reduce the issued share capital.	
17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly. Resolutions of the Executive Board, as far as not mentioned under one of letters of	17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly. Resolutions of the Executive Board, as far as not mentioned under one of letters of	

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paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.	paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.	
The absence of the approval mentioned in the preceding paragraph and this paragraph does not affect the power of representation, as referred to in paragraph 1 of Article 16.		The last sentence of paragraph 2 has been moved to paragraph 6.
17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.	17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.	
17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative preference 'A' shares shall	17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative preference 'A' shares shall	

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carefully describe such management resolutions and notify the Executive Board accordingly. The absence of any approval required pursuant to this paragraph shall not affect the power of representation as referred to in paragraph 1 of Article 16.	carefully describe such management resolutions and notify the Executive Board accordingly.	The last sentence of paragraph 4 has been moved to paragraph 6.
	17.5. Without prejudice to any other applicable provision of these articles of association, the Board of Management shall furthermore require the prior approval of the Supervisory Board and the General Meeting for resolutions of the Board of Management regarding a significant change in the identity or nature of the Company or the enterprise, including in any event: a. the transfer of the enterprise or practically the entire enterprise to a third party; b. to conclude or cancel any long-lasting co-operation by the company or a subsidiary (*"dochtermaatschappij"*) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-	Section 2:107a Dutch Civil Code requires that resolutions regarding a significant change in the identity or nature of the Company or the enterprise are subject to the approval of the General Meeting. Having regard to the interest of such resolutions they are also subject to the approval of the Supervisory Board.

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	operation or the cancellation thereof is of essential importance to the company; c. to acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or a subsidiary ("*dochtermaatschappij*"). 17.6. The absence of the approval of the Supervisory Board as well as the General Meeting for a resolution referred to in this article shall not affect the power of representation as referred to in paragraph 1 of Article 16.	
	Remuneration members Executive Board and Supervisory Board. **Article 19.** 19.1. The policy regarding the remuneration of the members of the Board of Management will be adopted by the General Meeting	Section 2:135 Dutch Civil Code. The remuneration policy will be adopted by the General Meeting upon a proposal of the

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
	upon a proposal of the Supervisory Board.	Supervisory Board.
	19.2. The remuneration of the members of the Board of Management will, with due observance of the policy set out in paragraph 1, be determined by the Supervisory Board. The Supervisory Board will submit for approval by the General Meeting a proposal regarding the arrangements for the remuneration in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the members of the Board of Management and which criteria apply to an award or modification. The absence of the approval of the general meeting of shareholders shall not affect the representative authority of the Supervisory Board.	In accordance with Section 2:135 Dutch Civil Code the General Meeting has the authority to adopt the remuneration of the Executive Board. The articles may designate another corporate body.
	19.3. Upon the proposal of the Supervisory Board, the General Meeting shall determine the remuneration of the members of the Supervisory Board, which shall consist of a fixed yearly amount. A member of the Supervisory Board shall not be granted any	Paragraph 9 of the current articles has been moved to article 19 paragraph 3 (new).

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	shares and/or rights to acquire shares by way of remuneration. 19.4. The Supervisory Board may grant an additional remuneration to be borne by the Company to its Chairman or to members who pursuant to a resolution of the Supervisory Board have been designated to perform certain functions or activities of the Supervisory Board.	
	Indemnification members Executive Board and Supervisory Board **Article 20** Unless Dutch law provides otherwise, current and former managing directors and supervisory directors will be idemnified for: a. the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request; b. any damages *or fines* payable by them as a result of an act or failure to act as referred to under a; c. the reasonable costs of appearing in other legal proceedings in which they are involved as current or former managing directors or	Indemnification clause for any claims submitted by third parties to the Executive Board and Supervisory Board.

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	supervisory directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf. There shall be no entitlement to the indemnification as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("*opzettelijk*"), intentionally reckless ("*bewust roekeloos*") or seriously culpable ("*ernstig verwijtbaar*") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or *financial loss. The company may take out liability* insurance for the benefit of the persons concerned. The supervisory board may by agreement or otherwise give further implementation to the above with respect to managing directors.	
General meeting. Notice. Venue of the General Meeting. **Article 19.** 19.1. Without prejudice to the provisions of Article 26, *General Meetings shall* be held	**General meeting. Notice. Venue of the General Meeting.** **Article 21.** 21.1. Without prejudice to the provisions of Article 28, General Meetings shall be held	

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as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.	as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.	
19.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the	21.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.	Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General *Meeting* shall be held to discuss the measures to be taken, if necessary.	
19.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.	21.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.	
19.4. The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend *General Meetings*, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting. Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 20 paragraph 6, be specified in the notice calling the meeting. If the proposal concerns an amendment of	21.4. The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting. Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 22 paragraph 6, be specified in the notice calling the meeting. If the proposal concerns an amendment of	

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the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions	the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions	

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can be adopted.		can be adopted.	
19.5. Shareholders representing at least one per cent (1%) of the issued share capital have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding. If they have submitted their proposals to the Executive Board or the Supervisory Board within such a period that the Executive Board can put them on the agenda of the next meeting or can still publish a supplemental notice of their consideration prior to that meeting, with due observance of the period specified for the notice of meeting and in the same manner as stated above, in a nationally distributed daily newspaper, as well as - in the event of a listing, as referred to in article 9, paragraph 3 - in the Official List of Euronext Amsterdam N.V., the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the	21.5.	Shareholders representing at least one per cent (1%) of the issued share capital and shareholders representing a value of not less than fifty million euro (EUR 50,000,000) have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding. If they have submitted their proposals no later than the sixtieth day prior to the day of the General Meeting to the Executive Board or the Supervisory Board, the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in	Section 2:114a Dutch Civil Code.

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Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.	bearer form as referred to in the first sentence of this paragraph.	
19.6. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).	21.6. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).	
Admittance to and chairmanship of the General Meeting.	**Admittance to and chairmanship of the General Meeting.**	
Article 20.	**Article 22.**	
20.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the	22.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the	

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Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.	Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.	
20.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	<u>22</u>.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	
20.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder	<u>22</u>.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder	

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of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.	of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.	
20.4. If the Executive Board does not exercise its right as determined in paragraph 3, a holder of shares in registered form, as well as a holder of shares in right of usufruct or	22.4. If the Executive Board does not exercise its right as determined in paragraph 3, a holder of shares in registered form, as well as a holder of shares in right of usufruct or	

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pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.	pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.	
20.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by	22.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by	

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the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.	the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.	
20.6. The notice for the meeting shall in each case make reference to paragraphs 4 and 5 hereof.	22.6. The notice for the meeting shall in each case make reference to paragraphs 4 and 5 hereof.	
20.7. The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.	22.7. The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.	

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20.8. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.	22.8. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.	
20.9. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.	22.9. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.	
20.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken	22.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken	

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related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.	related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.	
20.11. Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that	22.11. Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that	

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can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.	can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.	
20.12. The Executive Board shall keep a minute book in which the adopted minutes of each General Meeting shall be entered and in which shall further be inserted a copy of each notarial record made of any General Meeting. The minute book shall be open to the inspection of the persons entitled to		

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attend General Meetings at the office of the Company. Upon request any person entitled to attend General Meetings shall be issued a copy of or extract from the minutes of any General Meeting, at a charge not exceeding cost.		
	22.12. The minutes of the General Meeting of shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner provided for in the preceding paragraph. In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of this paragraph are not applicable. Such notarial record needs to be prepared no later than three months after the end of the meeting and on request of the shareholder, be made available.	Elaboration of best practice provision IV.3.8. CG Code.
	22.13. A certificate signed by the Chairman confirming that the General Meeting has adopted a particular resolution, shall	Provision included to facilitate the progress of such procedures.

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
	constitute evindence of such resolution vis-á-vis third parties.	
Voting rights. Decision-making.	**Voting rights. Decision-making.**	
Article 21.	**Article 23.**	
21.1. Each share carries the right to cast one vote in the General Meeting.	23.1. Each share carries the right to cast one vote in the General Meeting.	
21.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.	23.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.	
21.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect	23.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
of which no votes may be cast shall not be taken into account.	of which no votes may be cast shall not be taken into account.	
21.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.	23.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.	
21.5. Blank votes and invalid votes shall not be counted.	23.5. Blank votes and invalid votes shall not be counted.	
21.6. Votes on business matters - including proposals concerning the suspension, dismissal or removal of persons - shall be taken by voice, but votes on the election of persons shall be taken by secret ballot, unless the Chairman decides on a different method of voting and none of the persons entitled to attend General Meetings present at the meeting object to such different method of voting.		
	23.6. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation.	Amendment to enable voting by using an electronic voting system instead of voting in writing.
21.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the	23.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.	provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.	
21.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding	23.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.	share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.	
Annual meeting. Approval of annual accounts.	**Annual meeting. Approval of annual accounts.**	
Article 26.	**Article 28.**	
26.1. Each year at least one General Meeting shall be held, that meeting to be held within six months after the end of the Company's last expired financial year; this General Meeting shall be referred to hereinafter as: the Annual Meeting. The agenda of the Annual Meeting shall contain at least the following subjects: a. discussion of the annual report on the last expired financial year; b. adoption of the annual accounts of the last expired financial year;	28.1. Each year at least one General Meeting shall be held, that meeting to be held within six months after the end of the Company's last expired financial year; this General Meeting shall be referred to hereinafter as: the Annual Meeting. The agenda of the Annual Meeting shall contain at least the following subjects: a. discussion of the annual report on the last expired financial year; b. adoption of the annual accounts of the last expired financial year;	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
c. allocation of the profits realised in the last expired financial year, or determination of the manner in which any loss realised in that year will be cleared;	c. allocation of the profits realised in the last expired financial year, or determination of the manner in which any loss realised in that year will be cleared;	
d. release from liability of the members of the Executive Board for their management and release from liability of the Supervisory Directors for their supervision during the financial year concerned.	d. release from liability of the members of the Executive Board for their management; e. release from liability of the Supervisory Directors for their supervision during the financial year concerned;	Best practice provision IV.1.6. CG Code prescribes that release from liability of members of the Executive Board respectively Supervisory Board shall be voted on separately in the General Meeting.
	f. the reserves and dividend policy of the Company; and g. if applicable, the proposal to distribute dividends.	Pursuant to best practice provisions IV.1.4. and IV.1.5. CG Code items f. and g. have been included.
26.2. The subjects listed in paragraph 1 of this Article need not be stated in the agenda of the Annual Meeting if the term for preparing the annual accounts has been extended or if a proposal to extend said term is included in that agenda.	28.2. The subjects listed in paragraph 1 of this Article need not be stated in the agenda of the Annual Meeting if the term for preparing the annual accounts has been extended or if a proposal to extend said term is included in that agenda.	
26.3. If an auditor's certificate on the annual accounts is required and if the General Meeting has not had the opportunity of inspecting that certificate, the annual	28.3. If an auditor's certificate on the annual accounts is required and if the General Meeting has not had the opportunity of inspecting that certificate, the annual	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.	accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.	
26.4. If the annual accounts are adopted in amended form after correction, copies of such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.	28.4. If the annual accounts are adopted in amended form after correction, copies of such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.	

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Annual General Meeting of Shareholders of Nutreco Holding N.V. held on May 18, 2006 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Shares present or represented

Ordinary Shares	
Total issued ordinary shares on 18 May 2006:	34,868,682
Ordinary shares present or represented:	9,836,392
Percentage	28%
Cumulative Preference A shares (CumPref A)	
Total issued CumPref A shares on 18 May 2006:	6,241,500
CumPref A shares present or represented:	6,241,500
Percentage	100%

Resolutions

At the Annual General Meeting of Shareholders of 18 May 2006 resolutions were adopted as indicated below with regard to the following agenda items:

4. Annual Accounts 2005

4.1 Determination of the Annual Accounts

In favour:	16,071,771
Against:	52
Abstention:	4,010

4.2 Dividend proposal

In favour:	16,075,579
Against:	152
Abstention:	0

4.3 Dividend policy

In favour:	16,074,956
Against:	208
Abstention:	114

5. Discharge

5.1 Discharge of the Executive Board over the conduct of the business

In favour:	16,074,165
Against:	127
Abstention:	1,334

5.2 Discharge of the Supervisory Board over its supervisory duties

In favour:	16,074,727
Against:	689
Abstention:	746

6. Corporate Governance

6.2 Remuneration of the Executive Board

In favour:	16,072,955
Against:	1,287
Abstention:	655

6.3 Executive Board performance shares and performance options schemes

In favour:	14,675,314
Against:	1,315,470
Abstention:	84,075

6.4 Remuneration of the Supervisory Board

In favour:	16,074,050
Against:	413
Abstention:	125

7. Appointment of KPMG Accountants N.V. as external auditor

In favour:	16,073,665
Against:	102
Abstention:	159

8. Mandate to issue shares and to restrict or to exclude the pre-emption rights

8.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

In favour:	15,924,969
Against:	148,883
Abstention:	321

8.2 Proposal to designate the Executive Board - subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months

In favour:	15,924,295
Against:	149,586
Abstention:	500

9. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months

In favour:	16,074,223
Against:	474
Abstention:	133

10. Composition Supervisory Board - the end-of-term resignation of Mr Y. Barbieux as a Supervisory Director and his reappointment

In favour:	16,073,748
Against:	51
Abstention:	491

11. Articles of Association – amendments, mainly to bring the existing Articles of Association in line with recent changes in company law and in accordance with best practices of the Dutch Corporate Governance Code

The required quorum of 50% of the issued share capital was not reached. Consequently the matter shall be decided at an Extraordinary General Meeting (EGM) where a decision shall be taken with a simple majority. The EGM shall take place on 13 June 2006 at 10.30 a.m. at the administrative offices of the Company at Boxmeer.

No resolutions were needed with regard to the other agenda items.

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Minutes of the Annual General Meeting of Shareholders of Nutreco Holding N.V. held on 18 May 2006

Free translation

Minutes of the proceedings of the Annual General Meeting of Shareholders ("AGM") of Nutreco Holding N.V., a public limited liability company (the "Company") having its registered office in Boxmeer, held at the NH Barbizon Palace Hotel Amsterdam on 18 May 2006.

1. Opening

The Chairman of the Supervisory Board, Mr **R. Zwartendijk**, acted as the chairman of the meeting and opened the annual meeting at 02.30 p.m. He warmly welcomed the shareholders, the KPMG external auditors, representatives of the press, the invited guests and a delegation from the central works council, attending the meeting as observers.

The Chairman appointed Mr **B. Verwilghen,** the Company Secretary, as secretary of the meeting and stated that the minutes of the meeting would be kept by Ms **A.M.G.C. Struycken**, acting civil-law notary with De Brauw Blackstone Westbroek N.V.

The Chairman announced that the meeting was being recorded on audio and video tape for the purpose of minute-taking, and that a simultaneous translation into English was also available for those who wanted it. The meeting could also be followed on the website via internet.
Subsequently, **the Chairman** stated that this year again electronic voting sets would be used for those items on the agenda requiring a voting procedure. The operation of these voting sets would be explained before voting took place.

The Chairman pointed out that the invitation and the agenda for this meeting had been published in Het Financieele Dagblad and the Officiële Prijscourant on 29 April 2006.
The agenda, the annual report and the annual accounts for 2005, as well as the notes to the agenda and the draft articles of association, had been made available for inspection and were available free of charge at the office of the Company and at the office of Rabo Securities in Amsterdam, and had been sent free of charge to shareholders who had registered or asked for these to be sent to them. These documents had also been made available in Dutch and English on the Company's internet website.

The Chairman drew attention to a mistake which had crept into the Dutch version of the explanatory notice to agenda item 4.3. This related to the proposal to increase the future distribution percentage of the dividend from the current range of 30-35%, to 35-45%, and not, as incorrectly stated in the explanatory notice, to 35-40%. **The Chairman** offered his apologies for this error, which had already been rectified by means of a publication on the Company's website.

In addition, the rectification had been added to the voting papers which were handed out to those attending the meeting as they entered.

The Chairman mentioned that no requests for additional items to be placed on the agenda had been received from shareholders with an interest of more than 1% of ordinary shares.

The Chairman noted that, as in previous years, the Executive Board had opted for the possibility of setting a registration date. This enabled shareholders to take part in the meeting by having their shareholding registered at the latest by 11 May 2006, without having to block their shares until after the meeting.

The Chairman stated that, in accordance with the Corporate Governance Code, the draft minutes of the previous AGM had been posted on the Company's website within three months of the end of the AGM, with an invitation to make any comments known within a further three month period. This period elapsed without any comments being received, following which the minutes were adopted in accordance with the Articles of Association and posted on the website. A copy of them had been sent to those shareholders who requested this and copies were available in the reception area. The minutes of the Extraordinary General Meeting of Shareholders ("EGM"), held on 16 December 2005, had been placed on the website in time. The period within which comments could be made had not, as yet, elapsed.

The Chairman noted that both the requirements of the Articles of Association and the legal requirements had been met, so that this Annual General Meeting was authorised to take lawful decisions on all the proposals on the agenda.

Before proceeding to item 2 on the agenda, **the Chairman** drew the meeting's attention to the following points. Firstly, **the Chairman** told those present that the opportunity to ask questions would be provided following the explanation of each item on the agenda. As in previous years, he requested the representatives of the *Vereniging van Effectenbezitters* (Dutch Investors' Association) or other organisations defending the interests of security holders, to limit the number of questions to 3 at a time, in order to give the other shareholders the opportunity to take the floor. Secondly, **the Chairman** asked everyone who wanted to pose a question to make this clearly known and, once given the floor, to make use of one of the microphones provided for this purpose. He added that for reporting purposes, it was essential that those asking questions clearly stated their name, address and, if necessary, the organisation they were representing. Finally, everyone was requested to ensure their mobile telephones were switched off.

The Chairman proposed proceeding to item 2 of the agenda.

2. <u>Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee over the year 2005</u>

The Chairman stated that as shown in the report of the Supervisory Board on pages 76 and 77 of the annual report, the Supervisory Board exercised supervision during the previous year through a number of formally scheduled meetings, a number of telephone conferences and through regular informal consultation. The supervision related to all the developments within Nutreco Holding N.V., and the activities and companies of the Group in the previous year.

Of the various points mentioned in the report of the Supervisory Board, **the Chairman** wished to highlight the Company's strategy, the supervision of the subsequent implementation steps taken in the "Rebalancing for Growth" strategy during the year, in particular the sale of the participating interest in Hendrix Poultry Breeders to the co-shareholder, the sale of the Pingo Poultry slaughterhouses and associated processing activities in The Netherlands and Belgium to the Plukon Royale Group and the decision to reduce the 75% share interest in Marine Harvest, the joint venture set up with Stolt-Nielsen for the farming, processing, upgrading and distribution of salmon and other fish species. **The Chairman** made it known that these points would be covered later during the explanation of the report of the Executive Board by the chairman of the Executive Board, Mr **W. Dekker**. The meeting was told that detailed attention was devoted to the Company's Corporate Governance Policy in a separate chapter (p. 52 to 65) of the annual report. This subject was also to be dealt with briefly separately under item 6 of the agenda for this AGM.

The Chairman explained that the Supervisory Board is assisted in its activities by the Audit Committee, composed of Mr **L. Ligthart** as chairman and Mr **J. Vink**, and by the Remuneration Committee, composed of Mr **J.M. de Jong** as chairman and Mr **Y. Barbieux** and **the Chairman** as members. The entire Supervisory Board also continues to function as the Selection and Appointments Committee. During part of a Supervisory Board meeting earlier this year, the Supervisory Board also devoted time to an evaluation of its own performance.

The Chairman gave the floor to Mr **L. Ligthart**, chairman of the Audit Committee, to discuss the Audit Committee's report. Mr **L. Ligthart** thanked **the Chairman** and announced that on page 74 of the annual report a description could be found of the activities of the Audit Committee during the previous year. Mr **L. Ligthart** stated that the last six months had been extremely intensive, mainly due to the strategic restructuring with Marine Harvest and various divestments. Mr **L. Ligthart** drew attention to two aspects. The first aspect was the influence of the new IFRS reporting regulations.

This had placed considerable work pressure on the organisation: a number of these rules are still being worked out, and a number only came into force in 2005. Due to a lot of hard work, these new regulations are now being applied. Whereby, it should be stated that even with the application of the IFRS a large element of subjectivity remains, particularly in areas where valuations are partially based on future estimates. Although interpretation possibilities are therefore still present, the new method should ultimately prove advantageous due to the removal of the diversity of reporting methods which previously existed between international companies. The second aspect Mr **L. Ligthart** mentioned was risk management and the "in control statement". In this context, the Company made considerable ground in the previous years. In December 2005, the Frijns Committee reported on the explanation of the concept "in control statement". Previously, under the Tabaksblat Committee, "in control" had to be related to all of the company's activities and procedures. The Frijns Committee concluded that "in control" related to an obligation to produce results, which would have an effect on the financial figures. However, as far as the strategy, the operational aspects, and the rules and regulations are concerned there is an obligation to make an effort, which cannot be put on a par with an absolute obligation to produce results. This further specification deserves attention, given that The Netherlands could have introduced legislation which would have gone further than the United States and the United Kingdom. But now everything is back in balance. All in all, from a Corporate Governance perspective, the Audit Committee should be seen as a valuable addition to the organisation. Mr **L. Ligthart** concluded by thanking **the Chairman**.

The Chairman gave the floor to Mr **J.M. Jong**, chairman of the Remuneration Committee.

Mr J.M. de Jong thanked **the Chairman** and said that since the first meeting at the beginning of the year under review Nutreco's performance reward system had gradually been implemented. The salaries and bonuses of the Executive Board and the performance targets for 2005 had been discussed and a decision taken about the allocation of shares and share options to a broader group of managers and staff, as well as the allocation of shares as part of the Employee Share Participation Plan. He continued saying that at the second meeting the performance of the Executive Board was assessed in respect of the performance targets for 2004 and it had been decided that no increase in their basic salary would be proposed to the shareholders other than an adjustment for inflation of 1.25%. Regarding the Supervisory Board, it was proposed that their remuneration be adjusted. In addition, an adjustment of the peer group was discussed, given the de-listing of a number of members of this peer group. At the third meeting, the remuneration of the Executive Board was examined in more detail by means of a benchmark study carried out by a specialist consultant.

However, the most important work took place following the end of the 2005 financial year. This concerned the way in which the remuneration policy approved for the Executive Board would be affected by the decision to reduce, either wholly or partially, the Company's shareholding in Marine Harvest by means of a flotation or a private sale. A number of decisions to be taken in this respect were planned under agenda item 6, and these were to be put forward for approval at a later stage of this meeting. Mr **J.M. de Jong** thanked **the Chairman.**

The Chairman thanked Mr **J.M. de Jong** and asked if there were any questions about the working methods of the Audit Committee or of the Remuneration Committee. Since there were no questions relating to this item, **the Chairman** proposed proceeding to item 3 on the agenda.

3. Report of the Executive Board over the year 2005

The Chairman tabled the report of the Executive Board for the financial year 2005, as included on page 10 and following of the annual report, and gave the floor to Mr **W. Dekker.**

Using several sheets Mr **W. Dekker** explained the annual report of 2005. Since the sheets used in this presentation are also available on the website, Mr **W. Dekker** only discussed a few aspects of them.

Mr **W. Dekker** began by looking back over 2005. He recalled the "Rebalancing for Growth" strategy which was discussed in December 2004 and was unanimously approved. The aim of this strategy was to re-align the Nutreco portfolio in order to enable the individual segments to develop further.

Concerning the 2005 results, Mr **W. Dekker** announced that a record net profit of EUR 134 million had been achieved, an increase of 73% compared to 2004. The EBIT of the core activities was 15% higher. The share in Marine Harvest's net results was EUR 46 million. The earnings per share amounted EUR 4.25 compared to EUR 2.29 in the previous year.

The joint venture between Marine Harvest and Stolt Sea Farm was approved in April 2005. Until the end of April, the Marine Harvest part of this joint venture formed an integral part of the Company. Since the end of April, the figures have been included as a financial participation. In 2005, a turnover growth of 5% was achieved, whilst Marine Harvest's results for 2005 were only included for four months. Within the context of "Rebalancing for Growth", it is worth noting that the number of employees fell from 13,000 in 2004, to 7,000 in 2005. In contrast to 2004, 2005 was a year with few exceptional gains. Despite this, the net profit rose considerably.

The net debt in 2005 amounted to EUR 355 million. The Marine Harvest debts have been reimbursed and a pre-payment has been made to Nutreco. The equity capital has increased substantially, not only as a result of the net profit but also due to the positive effects of the exchange rates.

Regarding compound feed, the Company assumed important positions in the Benelux and Spain. The turnover to third parties fell by 7% and the operating result decreased by 31%. These falls were attributable to specific problems in The Netherlands and recovery measures have been taken. The capital employed in compound feed amounted to EUR 42 million on which EUR 23 million EBIT was realised, which is a very attractive return.

Subsequently, Mr **W. Dekker** sketched the operational developments regarding premixes and special feeds. He stated that the results in the United States and Poland showed clear improvements. These are two important agricultural countries.

With respect to fish feed, a significant increase in the turnover to third parties was visible. This increase was to an important degree the consequence of the sale of Marine Harvest. Until the end of April, there was a supply to a sister company, whereas after April this became a supply to a third party. With a 7.6% EBIT margin on turnover, fish feed achieved an extremely good result.

Halfway through the year Pingo Poultry was sold. In the presentation of the interim results, it was communicated that during the first 6 months of 2005 a record profit had been made in the poultry business in Spain. At that point of time, an 8% EBIT margin was being achieved in poultry. Due to the extreme heat, vast quantities of chicken were consumed at that time. It is anticipated that the EBIT margin will fall back to 3-4%. The profit largely arose from the results of the first half year. In the second half of the year, there was a salmonella problem among the grilled products. This issue has now mostly been settled. In the autumn, the first consequences of the Avian Influenza pandemic became visible.

Mr **W. Dekker** continued by setting out the situation regarding Marine Harvest. On 29 April 2005, the joint venture with Marine Harvest was established. At a time when losses were being suffered on salmon, particularly in Europe, approval was asked for this joint venture. The expectation that this joint venture would lead to a chain reaction in the industry came true. In the second half of the year, salmon prices rose. However, this rise was not passively waited for. Once the joint venture had been approved, energetic work was carried out by way of an integration and restructuring plan. Consequently, the next step, which involved reducing our interest, could be taken far earlier than anticipated. Meanwhile, approval has been obtained to reduce the interest in Marine Harvest by at least 34%, and possibly entirely.

On 6 March 2006, the Company concluded an agreement to sell its 75% interest in Marine Harvest. This agreement was entered into with Mr John Frederiksen, who already had an interest in two other companies, i.e. Pan Fish and Fjord. As a result, the three largest companies in the world were merged. However, the shares cannot be transferred until approval has been granted by the competition authorities. The good news is that the Norwegian authorities have recently approved the merger of these three companies. At present, approval procedures are in progress in a number of European countries and in North Africa. Three weeks after signing, Nutreco received a pre-payment of the entire purchase price for the sale of its interest. Nutreco's total proceeds exceeded EUR 1 billion. Prior to the sale, EUR 155 million of shareholders' loans had already been reimbursed. The price for Nutreco's participation in Marine Harvest amounted to EUR 881 million, which means that the net result realised from this sale was approx. EUR 350 million. Despite it being a pre-payment, there is no risk for the shareholders, given that the money is in an account of the Company. Nutreco attached great importance to this security.

Mr W. Dekker stated that in the year 2005 new priorities were defined in the field of corporate social responsibility. A fifth report in this respect has already been put on the website. One of the four priorities on which the Company is concentrating is the sustainable management of natural resources. The success story of the Omega-3 fatty acid led to a high demand for this fatty acid. From a perspective of sustainability, questions should be raised in respect of fishing for anchovies, primarily in South America. Last year, the Dutch government together with the Peruvian government and the industry launched a round table conference to deal with the subject of sustainable anchovy fishing. Another priority concerns the Nutreco concept, in particular the "Feed-to-food" quality assurance which should ensure greater food safety. Food safety is an issue which is frequently in the news whenever anything goes wrong and it will continuously remain an area of attention for the Company.

Corporate Governance: after approval of the joint venture, Hans den Bieman stepped down from the Executive Board to become CEO of Marine Harvest. Svein Rennemo was appointed chairman of Marine Harvest's Supervisory Board. Jaap Vink was elected a member of the Company's Supervisory Board, and also a member of the Audit Committee. In addition, a proposal has been made to amend the dividend policy. As was stated earlier, there was a typing error in the Dutch notes. The correct increase of the dividend distribution percentage is between 35% and 45%. Subsequently, a programme to buy back approximately 6% of the outstanding shares was completed; this buy-back was to cover the current option plans and the stock dividend.

In November 2004, a start was made with the strategy named "Rebalancing for Growth". The implementation of this strategy will take 3 to 4 years given that it is an extensive process. One part of this strategy has already been completed. The number of employees was reduced from approximately 13,000 to 7,000. In addition, approval was obtained from the shareholders for a joint venture between Marine Harvest and Stolt Sea Farm. Subsequently, the sale of the Hendrix Meat Group to Sovion received final approval. Furthermore, the Nutreco interest in Hendrix Poultry Breeders was sold to the co-owner and agreement was reached with Plukon Royale in respect of the sale of the poultry activities in the Benelux. In February 2006, Marine Harvest was refinanced and at the beginning of last year Nutreco was refinanced. Mr **W. Dekker** told the meeting that next year he intended to go into more detail about the accelerated sale of the interest in Marine Harvest.

Mr **W. Dekker** continued by explaining the changes that have occurred in Nutreco's share price. During the explanation, he referred to several important events in Nutreco's history, including the acquisition of Hydro Seafood and the introduction of the strategy "Rebalancing for Growth". A recent research study into IPO's in The Netherlands demonstrated that the flotation of Nutreco and the subsequent movement in the price of its shares is a success story.

Future developments: When the meat consumption in the world is examined, significant differences emerge between the inhabitants of the industrialised countries and those of the developing countries. In the West, the number of kilos per capita is around 80. The average in the world is between 35 and 40 kilos per capita, whilst in the developing countries the number is even lower. Once people have more at their disposal than $ 5,000 per year - 83% of the world's population has a disposable income of less than $ 5,000– meat consumption increases significantly. This is an important fact for the future of Nutreco. Given the economic developments in Asia, Latin America and Eastern Europe, more people in those countries will start eating meat and that means more animals will be farmed there. The business will, therefore, increasingly shift towards those areas. It is worth noting that half of all the pigs in the world are kept in China. Brazil, the country with the perfect climate – where the raw materials come from - is a large exporter of chicken and chicken products. This has been one of the reasons for the actions which have been taken to reduce the position of the Company in Western Europe. Mr **W. Dekker** continued by explaining the developments in the field of bio-energy which indicate that in the future less raw materials will be available for animal nutrition and human consumption.

When the places where meat is going to be consumed are examined then account should be taken of the fact that great changes are occurring in the world. The energy sector will have an enormous effect on the raw materials being made available for animal nutrition; and the stories about bio-diesel and biomass are well-known. Currently, there is a political discussion regarding tax measures which could be introduced to stimulate the production of bio-diesel and ethanol. Aquaculture involves a great deal more than the salmon activities in Scotland, Norway and Chile. For example the development of new species in Asia, where 80% of aquaculture occurs. Fish oil is often used as an ingredient in products for human consumption. Nutreco is the largest user of fish oil in the world. Fish oil is regularly used as an ingredient in humane products and can be found in capsules which are consumed in vast quantities. A replacement for fish oil must therefore be found. As far as animal nutrition is concerned, it is becoming increasingly more complex to find good raw materials.

Mr **W. Dekker** went on to explain how Nutreco could turn these challenges into opportunities. Nutreco has 75 production sites in 20 countries. In The Netherlands, Spain and Norway, it has a strong R&D platform providing a basis for innovation. Moreover, there is a large budget for R&D. Nutreco is also in contact with various universities; and within Nutreco there is considerable knowledge of the production chains for meat, dairy products and fish. In addition, Nutreco is extremely active in the field of corporate social responsibility. Together with other stakeholders, progress will have to be made regarding a number of the dilemmas being outlined, such as pollution, too few raw materials and too little fresh water. This is also expressed in the social and environmental report.

Next Mr **W. Dekker** told the meeting how the proceeds of Marine Harvest would be employed. Although, the transaction had not yet been completed, a pre-payment of the full price had been received. Once again he emphasised that there was no risk involved. The financial room will be used to create shareholder value by taking the correct strategic steps, as has been done in previous years. Nutreco has a clear view of what needs to be done in this respect: there is sufficient growth and there are attractive opportunities in the field of animal nutrition and fish feed. Given the significant financial headroom, larger acquisitions are being given preference. These acquisitions must strengthen the current positions and also take Nutreco into the growth areas. In the agricultural sector, Nutreco is too much concentrated in Western Europe. As far as aquaculture is concerned, Nutreco has a strong position but only in the salmon species. So that is where the opportunities are. In addition to the strategy, attention should also be paid to the (capital) structure.

Nutreco has an excellent worldwide reputation in the field of animal nutrition; in fact, Nutreco is the 6th largest animal nutrition producer in the world. Above Nutreco, there are a number of large integrators, which can actually be discounted as they only produce feed for their own animals. Worldwide 600 million tons of animal nutrition are now being produced. The trend watchers predict that, between the years 2040 and 2050, 1.5 billion tons will be required, while there is barely sufficient grain. There are, therefore, excellent opportunities for Nutreco.

Skretting is the brand name of Nutreco's worldwide fish feed activities and Skretting holds the world's number one position in this field. The business is 105 years old. At this moment, 20% of the fish feed is for species other than salmon and the aim is that, in the coming period as much fish feed is made for other species of fish as is made for salmon. The good news about salmon is that in the coming years there will be a growth of at least 10%, despite the high prices. It is therefore one of the larger growth sectors.

In conclusion Mr **W. Dekker** stated that financially the year 2005 had been a particularly good year for Nutreco. Nutreco could feel proud of its strategy "Rebalancing for Growth", which was unanimously approved and was implemented more rapidly than expected. In addition, more value was created than anticipated. As Mr **L. Ligthart** already said, the IFRS greatly influenced the valuations and, in the past, there were discussions about the correct book value of Marine Harvest. Eventually, it was sold for EUR 1 billion, considerably in excess of the book value. Due to this, Nutreco was ahead of its schedule. As far as the pre-payment was concerned, it was again emphasised that this did not involve any risk. Various research studies are actively being carried out into the opportunities for growth. Currently, different scenarios are being mapped out and examined. Should the choice be for a large acquisition, this would first be put to the shareholders.

Mr **W. Dekker** thanked all those present for their attention.

The Chairman thanked Mr **W. Dekker** for his explanation and concluded that 2005 had been an excellent year and, as far as the implementation of the "Rebalancing for Growth" strategy was concerned, the cooperation with Stolt-Nielsen had been a highpoint. **The Chairman** invited the shareholders to ask questions and emphasised that questions about the annual accounts could be asked later.

Mr **Leenaers**, representing the **Dutch Investor's Association** (***Vereniging van Effectenbezitters* VEB)**, had three questions. Firstly, he wondered if either the whole pre-payment of EUR 881 million, or a part of it, was being held in an Escrow account. Secondly, he wanted to know what exactly was meant by "the foreseeable future" when related to approval from the authorities.

His third question referred to the expectation that the core activities would yield good results in 2006, and he enquired whether a good result should be understood to include the EUR 115 million again, or should there be a further growth of 20%. In conclusion, he enquired at what moment there would be more clarity when reference was being made to re-examining the scenarios.

The Chairman thanked Mr **Leenaers** and asked Mr **W. Dekker** to answer the questions.

Mr **W. Dekker** answered the first question by saying that the negotiations had resulted in a price which was now definitive. The whole sum had been received and was in an ordinary account. The risk was, therefore, nil. Once approval was granted by the competition authorities, the shares would be transferred to the new owner. When exactly the approval would be granted was not precisely known. That was not in Nutreco's own hands. He felt, however, that it was very promising that the Norwegian government had granted the new company approval to own up to 25% of all the licences issued in Norway. Next Mr **W. Dekker** moved on to the question about re-examining the different scenarios. He noted that numerous analysts' reports had tackled this question. He did not, however, believe that it was in the interests of the shareholders to speculate about how Nutreco would react to a particular scenario. On the one hand, there was no lack of decisiveness, but on the other prudence was essential. Mr **W. Dekker** hoped that he would be able to account for this prudence later. An update about the strategy "Rebalancing for Growth" had already been given and Mr **W. Dekker** stated that apart from that he did not wish to add anything to what had already been said.

The Chairman said that he wanted to add to what had just been said about examining different scenarios. He emphasised that the Supervisory Board was looking forward to this with great interest and that it had exchanged thoughts with the Executive Board on this subject. This had been done meticulously thus ensuring no scenario was overlooked. The most important thing was that it resulted in a good transaction, not simply a quick solution. He added that this would be discussed at a later stage. As far as the competition authorities were concerned, he said that it was to be expected that smaller countries such as Scotland might well require more time before granting approval, given that this concerned their national industries.

Mr **Arens** posed three questions. Firstly he wondered whether the targets for 2006 had already been discussed by the Remuneration Committee. Next he enquired whether breeding rabbits as well as chickens would be a new branch for Nutreco. Finally, he wanted to know whether within Nutreco there was a branch producing animal nutrition for pets in The Netherlands.

The Chairman thanked Mr **Arens** and gave the floor to Mr **J.M. de Jong**.

Mr **J.M. de Jong** said he thought it would be a good idea to devote some time to the subject of remuneration. He explained there was a fixed salary, a short-term reward and a long-term reward. In this context, it was the short-term reward that was being discussed, that being the reward for the year under review. Normally short-term rewards and the targets which the Executive Board is expected to meet in that year are discussed at the beginning of every year. After the year has ended, the extent to which these targets have been met is considered. This means that at the beginning of 2006 the targets for the year 2006 were set. Given that this only related to short-term policy, the peer group was not involved.

The Chairman asked Mr **J. Steinemann** to answer the second and third question.

Mr **J. Steinemann** told the meeting that in Spain there was an important business related to rabbits. However, Nutreco did not itself breed any rabbits there. Nutreco is the largest producer of feed for rabbits in Spain and one of the larger in Europe. The Company also has an R&D centre that specifically concentrates on rabbits. This centre is in fact one of the three R&D centres specialising in rabbits in Europe. There is, therefore, considerable in-house expertise in this field and it is also an extremely interesting segment within the feed activities. There are also attempts to expand this even further. The answer to the third question was that pet food was indeed produced. This was particularly the case in Western Europe where it is sold to specialist pet food shops. It is a business which Nutreco has had for a long time and in the coming years the intention is to try to expand it.

The Chairman added to this by saying that it is an interesting business but, at the same time, a very competitive one and achieving margins was a constant battle.

Ms **Dijkstra**, representing the **Association of Investors for Sustainable Development** (***Vereniging van Beleggers voor Duurzame Ontwikkeling*** **VBDO)**, spoke on behalf of a large number of institutional and private investors. She began by complimenting the excellent financial performance and the fact that the sustainability report had been externally verified. She continued by asking a question about transparency. The sustainability report was, it is true, available in good time and it now includes an external verification, yet despite this she felt she could detect a negative trend. VBDO uses a rating system for evaluating sustainability reports, and the relative position of Nutreco has in fact been declining in relation to other companies. She wondered if Nutreco had given up in this area or whether it was striving to acquire a leading position.

Furthermore, she added that although there was a great deal of qualitative information in the content of the report there were not many figures. In the previous reports there were more figures than in this report. She suspected that this was due to the fact that the salmon activities had been disposed of, which meant that certain indicators were no longer relevant. However, this only related to a limited number of indicators and there were still indicators which were relevant last year and would remain relevant. In her opinion, therefore, the reporting of these should have been continued. In addition, she wanted to emphasise that the GRI standard was a standard highly valued by many investors. Last year, there was a GRI checklist, although it now appeared to have disappeared.
Her second question was a question about the suppliers. It had been stated that suppliers had to meet certain requirements. However, it was not made clear what these requirements were. She wondered whether Nutreco had a code of conduct and if so, whether suppliers were expected to sign the code of conduct. Last year, it had been stated that the twenty largest suppliers were required to observe a code of conduct.
Her third question concerned the sustainability strategy and policy. She had just remarked that certain objectives had not been translated into policy. In this respect, the auditor had made a recommendation in the verification report. She wondered why certain objectives which were in last year's report were no longer repeated or evaluated and if the auditor could comment on this.

The Chairman gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** noted that at her request Nutreco arranged for a partial verification being carried out. The four designated priorities must indeed be more successfully translated into the so-called KPI's, corresponding to the four priorities; every effort will be made to bring this about. Nutreco is an ambitious company, not only on behalf of its shareholders but also on behalf of the other stakeholders. Despite this, it has never been an objective to be number 1 on the highly regarded VBDO list. If, however, important points were rated badly, then something would certainly be done. What is most important is that it is alive in the company. Furthermore, there was a request to make the annual reports shorter. After IFRS, this had not proved possible in any single company. The environmental report is now, however, easier to read. In addition, more figures are put on the websites. The GRI checklist states that Nutreco abides by its "principles". Mr **W. Dekker** added that he would investigate whether the checklist about suppliers could be included again. Considerable effort had already been made in that area, not only by Nutreco but also in cooperation with others in the industry. Nutreco is also working with a more comprehensive programme, called NuTrace. The question of whether extra requirements should also be placed on purchasers had also been discussed with clients during the round table conference. Mr **W. Dekker** added that regarding the objectives mentioned an evaluation was carried out with the auditor.

The Chairman gave the floor to Mr **Koster**.

Mr **Koster** wanted to emphasise that there should be a fivefold increase in the price of grain, given the statement by Mr **W. Dekker** that there is a shortage of grain. In the nineteen sixties grain cost 60 guilder cents, whilst now it can be obtained for EUR 0.11. Given that Mr **Koster** does not receive any premium rights, he now has to cultivate for EUR 500 per hectare.

The Chairman drew attention to the fact that in this respect there is a great difference between The Netherlands and the rest of the world.

Mr **L. Ligthart** said that the VBDO had stimulated Nutreco to think about the three Ps: People, Planet and Profit. To be sustainable, it is, amongst other things, important that farmers and agricultural entrepreneurs in the primary sector create a good profit. Worldwide 600 million tons of compound feed are currently being produced. This will rise to 1.5 billion in the future. There is going to be an enormous demand for these products. Mr **L. Ligthart** agreed with Mr **Koster** that the price was still too low despite the shortage.

Mr **Koster** commented that in The Netherlands food safety is of paramount importance. Consequently, countries like Brazil can produce at a cheaper price. Multinationals will, therefore, be very tempted to purchase their grain there.

Mr **Ligthart** said that although he would love to be able to regulate the price of grain, he was afraid he did not have the power to do so.

The Chairman gave the floor to Mr **Leenaers**.

Mr **Leenaers** (VEB) asked what the maximum length of time was that national competition authorities needed to grant their approval. If this information was available, it would provide some insight into what is to be done with the proceeds of EUR 1 billion acquired from the sale of Marine Harvest. At this moment, these proceeds are generating approximately 2% annually. That puts considerable pressure on capital employed. In addition Mr **Leenaers** wondered how much longer it would be before this money could be used efficiently in order to take steps which would actually create shareholder value. It had been indicated that the intention was to undertake larger acquisitions. He was interested to know whether larger acquisitions included more than 25% of the current market cap, or whether takeovers of companies such as Provimi were being referred to.

The Chairman thanked Mr **Leenaers** and gave the floor to Mr **W. Dekker**.

Mr W. Dekker commented that Nutreco had considerable experience with competition authorities, due to, amongst other things, the purchase of Marine Harvest and the sale of Hendrix Meat Group. In general, Nutreco was satisfied with the speed with which the competition authorities had undertaken their work in the past. However, at present it is noticeable that only Norway has acted very quickly. There is no maximum time period. If all the information requirements are adhered to, the process still takes between 30 and 60 days. Within this statutory time period, the competition authorities may ask additional questions. Nutreco is doing everything within its power to help the essential details be collected. For the rest, Nutreco is accommodating and refers back to earlier procedures. This could be a question of weeks, but in a number of cases it had also been a question of months. Subsequently, Mr **W. Dekker** briefly outlined the transaction again. In order to rule out every transaction risk, a decision was taken to sell 100% all at once. In this way, the shareholders have been kept aware of the sum that Nutreco received. These proceeds were used to repay a large part of the debt, on which interest had to be paid. This is a way of creating shareholder value. If you believe the news coverage, then Nutreco would now be able to spend EUR 1 billion without it having to issue a single extra share. Some analyst reports suggest that if a profit making company were purchased, Nutreco would be able to spend EUR 1.5 billion. That is a unique situation. Nutreco has a total "market cap" of EUR 1.8 billion. That means that Nutreco should have headroom of EUR 1 billion to EUR 1.5 billion. The question is whether this includes 25% of its issued capital. If any such large steps are to be taken, this would first be put to the shareholders. After the strategic steps have been taken, the capital structure will also be optimised.

The Chairman added that when selecting the strategy, different scenarios would be examined. Provimi is a company which has been referred to frequently by the press and it is one of the scenarios now being considered. After which he gave the floor to Mr **Hagen**.

Mr **Hagen** had three questions. Firstly, he was wondering why there had been nothing in the annual report about the Japanese and New Zeeland fish being excluded from the sale of the fish branch. In addition, he wondered if large scale tests were still being carried out with Marine Harvest, given that the research centre for fish in Stavanger will not always be able to carry out the tests. The last question concerned Mr **W. Dekker's** additional function. Mr **Hagen** wondered if Mr **W. Dekker** was a member of the supervisory board of Marine Harvest, and added that this was not obvious in the annual report. Finally, he mentioned that on pages 140 and 150, the text or the participants had been switched.

The Chairman told the meeting that Stolt Nielsen had kept the Japanese fish outside the joint venture with Marine Harvest. After which he gave floor to Mr **W. Dekker**.

Mr W. Dekker commented that this involved the management of expectations. It is indeed the case that all the fish farming activities have been incorporated into the joint venture with Stolt-Nielsen. Stolt-Nielsen had a tuna business in Australia and a turbot business in Spain. This remained outside the transaction given that no agreement could be reached about its value. He added that Nutreco had incorporated both the salmon and other types of fish. That has now all been sold. He continued by saying that Nutreco's Aquaculture Research Centre (ARC) in Stavanger was a very good research centre in the field of fish and in particular fish feed. Further investments have been made this year. In addition, Nutreco is also undertaking R&D in other countries with universities, institutions and larger clients. A three-year feed contract has been concluded with Marine Harvest, the first year of which has already passed. Subsequently, there are two one-year options on both sides. When the transaction is approved, it is anticipated that as soon as the new management is appointed, Nutreco and Marine Harvest will sit around the table as there are a number of common activities that need to be solved in the aquaculture industry. In September, Nutreco will co-organise the AquaVision Conference with Marine Harvest. However, the management can only be named as a party in the discussion if the transaction is approved. It is expected that in the future Nutreco will cooperate with Marine Harvest, particularly in the field of applied research.

Finally, **Mr W. Dekker** dealt with the question of membership of the supervisory board. In 2005, Nutreco had owned 75% of the Marine Harvest joint venture. He said that Mr **C. van Rijn**, CFO, and he, himself, were still members of that supervisory board and would remain so until approval from the competition authorities had been granted. It should be noted that Mr **J. Steinemann**, Mr **C. van Rijn** and he are also members of the supervisory board of several other operating companies; the majority of these being wholly owned by Nutreco, and the others for 75%. The supervisory boards of Nutreco's operating companies are indeed not detailed in the annual report.

The Chairman expanded on this by saying that the intention was for Mr **W. Dekker** to resign as a member of the supervisory board the moment approval was granted. Should that not be the case, this information would be stated in the annual report.

Mr **W. Dekker** said that he hoped to resign in the very near future.

The Chairman expressed his pleasure that the annual reports were so well read that errors in the text were being noted. The error mentioned on pages 140 and 150 had been discovered after going to print. Subsequently, he gave the floor to Mr **Leenaers**.

Mr Leenaers (VEB) wondered what financial criteria potential takeover candidates had to satisfy. For example, he was thinking in terms of return on capital employed. Furthermore, it had been stated that all the scenarios were still being considered; which meant that not only were acquisitions being looked at but also the optimisation of the capital structure. He wondered when the realisation of the optimisation of the capital structure would be completed. Subsequently, he asked whether Nutreco had ever been approached for a takeover. Finally, he turned his attention to the quarterly reports and wondered when these could be expected. He added that Provimi, a smaller company than Nutreco, was already able to publish quarterly reports.

The Chairman replied that the most important requirements placed on a takeover candidate were *sufficient* growth ambition and synergy. During the last year, a couple of acquisitions had been carried out within the context of "Rebalancing for Growth". In the future, larger acquisitions are a possibility.

Subsequently, Mr **W. Dekker** drew attention to the fact that within the context of "Rebalancing for Growth", it had been stated that a 15-20% ROACE (return on average capital employed) must be generated over the activities. This should be taken into account. What is important is that the acquisitions create shareholder value. What is also important is that the companies are well managed and are in good condition, so that results and shareholder value can be delivered quickly.

The Chairman announced that the Executive Board had not recently been approached regarding the sale of Nutreco. The aim of the Company is, in fact, to expand its core activities and the sale of Nutreco was not particularly favoured by the Executive Board. Regarding the quarterly reports, **the Chairman** announced the following. Given there are some variations in the reporting procedures, Nutreco is reluctant to draw up and publish quarterly reports. Nutreco does not wish to give a confused picture due to seasonal fluctuations. Of the 25 funds, listed on the AMX, there are 12 which do not publish quarterly reports; Nutreco is one of these. At this moment 4 of the 25 companies listed on the AEX do not publish a quarterly *report* either. In the long-term, Nutreco will be obliged to compile quarterly reports.

Mr **C. van Rijn** added here that the lack of quarterly reports was not related to technical problems.

The Chairman ascertained that there were no more questions related to this agenda item and proposed moving on to item 4 on the agenda.

4. Annual Accounts

4.1 Determination of the Annual Accounts

The Chairman informed the meeting that the accounting principles used to draw up the consolidated accounts, the consolidated balance sheet and profit and loss accounts, the consolidated cash flow statement, the notes to the consolidated accounts and other information were included on pages 80 to 139 of the annual report. He went on to say that the annual accounts for 2005 had been audited by KPMG, the auditor of the Company; the relevant report could be found on page 137 of the annual report. A copy of the annual report, signed by the Supervisory Board, the Executive Board and the external auditor was available with the Company Secretary in the hall. The annual accounts had been approved by the Supervisory Board in accordance with Article 26 of the Articles of Association and were now ready for adoption by this meeting.

The Chairman enquired whether there were any questions and gave the floor to Mr **Arens**.

Referring to page 137 regarding the work of the auditor, Mr **Arens** read out the following: *"An audit also includes assessing the accounting principles used and significant estimates made by management".* He wondered what sort of estimates those were and whether it was possible to exercise control in that respect.

The Chairman gave the floor to Mr **C. van Rijn**.

Mr **C. van Rijn** acknowledged that on the date of the balance sheet not everything was 100% certain. One example of this is the provision for doubtful debts; in such cases, a careful estimate is made. Hereby, you should investigate which parts of the claims are irrecoverable. This relates, therefore, to entries for which on the balance sheet date no precise details are available. These are discussed with the auditors.

The Chairman gave the floor to the auditor Mr **Kreukniet**.

Mr **Kreukniet** stated that the most important estimates are listed separately in the annual accounts; an overview could be found on page 123. These are normally entries which the auditor can assess and which are discussed with the management. In consultation with the management, every attempt is made to form a good view of these; however, a certain degree of subjectivity always remains.

The Chairman explained that this ultimately results in an unqualified approval of the annual accounts. That is important, as it means a joint conclusion has been reached that any possible discrepancies were not significant. Hence, the accounts gave a true and fair view of the financials of the Company.

The Chairman observed that there were no more questions and proposed proceeding to the vote. The voting sets would be used for this purpose. Following an explanation of the use of the voting sets, voting took place and **the Chairman** noted that the meeting had adopted the 2005 annual accounts by 16,071,771 votes in favour, 52 against and 4,010 abstentions. **The Chairman** then stated that 155 shareholders or proxy-holders were present at the meeting and that a total of 16,077,892 voting shares were present i.e. 9,836,392 ordinary shares and 6,241,500 cumulative preference A shares. That represented 28% of all ordinary voting shares and 100% of cumulative preference A shares; resulting in a turnout of just over 30%.

4.2 Dividend proposal

The Chairman referred to the proposal to determine a dividend, after transfer to reserves and after distribution of the dividend on the cumulative preference shares A in accordance with Article 27 of the Articles of Association, of EUR 1.52 per ordinary share. This corresponded to a distribution of 35% over the net results achieved in the period 1 January 2005 to 31 December 2005 accruing to holders of ordinary shares, excluding impairment, and book gains and losses made on the divested parts of the company. After deduction of the interim dividend of EUR 0.20 paid in August 2005, the final dividend amounted to EUR 1.32 per ordinary share.

In accordance with Article 28.2 of the Articles of Association, the Executive Board, having obtained the approval of the Supervisory Board, proposed that, at the option of the shareholders, the dividend be paid in full or in part either in cash or in the form of ordinary shares in the capital of the Company. The experience of previous years had shown a significant number of shareholders clearly wished to retain this option. The shares to be transferred as stock dividend had been purchased in accordance with the mandate for this purpose granted by the 2005 annual general meeting of shareholders.

In accordance with the practice adopted a number of years ago, it was decided that the ratio between the value of the dividend right and the cash dividend would be determined by the Executive Board, based on the closing price on the stock exchange on the day of the meeting. With the possible exception of a rounding off difference, the value of the stock dividend would be the same as the cash dividend. On the Monday following the meeting, the procedure to be followed and the time period within which the choice between a cash dividend and a stock dividend had to be made would be published in the newspapers in which the notice to attend this meeting had been placed, and would also be published on Nutreco's website. The decision period would be from 23 May to 6 June 2006. The dividend would be paid or the stock dividend shares delivered on 13 June 2006.

The Chairman observed that there were no questions and asked the shareholders to make use of their voting sets. After voting, **the Chairman** concluded that the meeting had approved the proposed dividend by 16,075,579 votes in favour, 152 against and 0 abstentions.

4.3 Dividend policy

The Chairman said that since the stock exchange listing of the Company in June 1997, the dividend policy had observed a distribution percentage of 30-35%. Currently, it was being proposed that the dividend policy be amended and the distribution percentage be raised from 30-35% to 35-45% of the net result accruing to holders of ordinary shares excluding impairment and book gains and losses on divested parts of the business. **The Chairman** asked if any of the shareholders wanted to ask any questions about this agenda item.

Mr **Mommers** said he would very much like to see a different ratio between the interim dividend and the final dividend. In the case of stock dividends, 250 shares are required for a distribution of stock dividend of 1 share. In his opinion that would no longer be of interest to many of the smaller shareholders. Nor is it very interesting for Nutreco, given that large costs are involved.

The Chairman found this an interesting proposal and said he would consider this suggestion.

Mr **Martens** wondered what was behind the decision to change the dividend policy.

The Chairman said that the most important reason for changing this policy was that 40% is customary in the market.

Mr **W. Dekker** added that the changes to Nutreco's portfolio also played a role here. The change is also an expression of the fact that Nutreco is extremely comfortable regarding its own future prospects. On the one hand, concerning the realisation of growth and, on the other, concerning the cash flow which was now at a level that enabled Nutreco to increase the distribution to 35-45%.

The Chairman endorsed this and observed that there were no further questions on this agenda item. He proposed moving to a vote and asked the shareholders to make use of their voting sets. **The Chairman** noted that the meeting approved the proposed dividend policy by 16,074,956 votes in favour, 208 votes against and 114 abstentions.

5. Discharge

5.1 Discharge of the Executive Board over the conduct of the business

The Chairman announced that, in accordance with the Articles of Association, the meeting was being asked to grant discharge over the conduct of the business in 2005 by the Executive Board as constituted during the course of 2005.

Since there were no questions from shareholders concerning this item, **the Chairman** asked the shareholders to move to a vote using their voting sets. **The Chairman** observed that the meeting endorsed the conduct of the business by the Executive Board for the 2005 financial year by 16,074,165 votes in favour, 127 votes against and 1,334 abstentions. **The Chairman** thanked the meeting for giving its endorsement.

5.2 Discharge of the Supervisory Board over its supervisory duties

The Chairman announced that, in accordance with the Articles of Association, the meeting was being asked to grant discharge over the supervision exercised by the Supervisory Board in 2005.

Since there were no questions from shareholders concerning this item, **the Chairman** asked the shareholders to move to a vote using their voting sets. After the voting, **the Chairman** observed that the meeting endorsed the supervision exercised by the Supervisory Board for the 2005 financial year by 16,074,727 votes in favour, 689 votes against and 746 abstentions. He thanked the meeting for this vote.

6. Corporate Governance

6.1 Corporate Governance: summary of the Corporate Governance policy as submitted to the AGM of 2004

The Chairman referred to the Corporate Governance chapter on pages 52 to 65 of the 2005 annual report, which explained the Corporate Governance policy in the light of the best practices laid down in the Dutch Corporate Governance Code. Concerning the point of the special majority defined in the Articles of Association for the appointment, suspension or dismissal of an executive director or a supervisory director in respect of which, regarding the year under review, the Company is not as yet compliant, he referred the meeting to item 11 of the agenda, which would deal with amendments to the Articles of Association.

After the amendments to the Articles of Association have been approved, the Company shall be entirely compliant with the best practices of the Dutch Corporate Governance Code, whereby it should be noted that the Company is bound by the current employment contracts, which were concluded for an indefinite period of time with the current members of the Executive Board. These members were all employed by the Company prior to the implementation of the Code. This is the only remaining deviation for which approval was obtained from the shareholders in 2004. **The Chairman** enquired whether there were any questions from the shareholders regarding this item on the agenda.

Mr **Leenaers (VEB)** commented that there were still a number of points which had not been satisfied. He wondered what the current provisions were should the employment contract of a member of the Executive Board be terminated. Another point he wanted to raise related to the remuneration policy, as little insight seemed to be offered into the criteria which formed the basis of this policy. He said he understood that, on the one hand, there had to be a degree of freedom but, on the other, he was of the opinion that, subsequently, accountability to the shareholders' meeting was a must. In particular, he wondered what the criteria behind the bonus payments were.

The Chairman said he would return to this point when dealing with remuneration policy. Meanwhile, he observed that a contract for an indefinite period had been concluded with the members of the Executive Board. Should there be any question of a dismissal procedure being required, the canton court formula would be followed.

Mr **W. Dekker** endorsed this.

The Chairman went on to deal with the point about the criteria forming the basis of the remuneration policy. When the meeting came to deal with the item on remuneration, this point would be returned to. Announcing criteria in advance provides the competition with insight into, amongst other things, the objectives and even the weak points of the Company. The Company does not want to set the fox to watch the geese. Therefore, no insight into these criteria is given in advance and there are also doubts as to whether any insight should be given in retrospect.

Mr **J.M. de Jong** endorsed this. He drew attention to the fact that this involved extremely competition sensitive information, given that it related to very concrete financial objectives. It would be unwise to publish these details either in advance or retrospectively. That also applied to the operational objectives. These objectives were not only formulated and discussed, but were also laid down. At the end of the year, they were verified by the auditor. After the auditor's verification, the final score in respect of the formulated objectives was determined. Regarding short-term remuneration, the following can be said.

This remuneration is linked to the year under review and is calculated over the maximum percentage that can be achieved in relation to the basic salary; for the Chairman of the Executive Board that is 75% and for the members of the Executive Board 60%. In 2004, the CEO achieved 45% and the members 30%. These percentages were considerably higher in 2005: the Chairman of the Executive Board realised 73% and the members 58.3%. It should be noted there was a definite improvement in the year 2005 compared to 2004.

The Chairman wondered if it would not be possible to make some elements of the criteria public retrospectively. Possibly a division could be made between information which is competition sensitive and information which is not.

Mr **J.M. de Jong** said that he believed great caution should be exerted in this respect as it involved information which in the interests of the Company should not be made public. At the beginning of the year, these criteria are determined and set down in writing in consultation with the auditor and at the end of the year the auditor signs to this effect. In this way, it is possible to verify whether the objectives have been achieved and whether everything has been handled correctly and fairly. In other words, this is a stringent assessment.

The Chairman said he agreed with the position of Mr **J.M. de Jong**.

Mr **Leenaers** added a comment to this. It concerned not only a point to which the VEB repeatedly requested an answer but also numerous institutional investors, namely: transparency and accountability. According to Mr **Leenaers** this is still too much of a "black box". Currently, only the percentages of what is paid out are announced. In particular, as far as the financial criteria are concerned, he would like more clarity both in advance and retrospectively. Moreover, he noted that Nutreco does not actually provide many concrete financial objectives. In addition, he was interested to see whether the strategy would in the longer term actually lead to growth and the creation of shareholder value. Shareholders would then be able to monitor whether Nutreco was, in fact, on the right path. Shareholders would like to assess the Executive Board on the basis of a diverse range of facts.
Mr **Leenaers** was of the opinion that regarding the core activities it should certainly be possible for there to be greater transparency.

Mr **W. Dekker** drew attention to the fact that elements of the strategy and its implementation can be found in the Long Term Incentive Plan (the LTI-plan). Implementation steps from this may affect the annual bonus. Precisely because Nutreco's strategy is currently moving into the second phase, the so-called growth phase, and great changes are taking place, the current LTI-plan deserved to be studied again.

The Chairman added it was difficult to make the details public. This is a recurring subject. **The Chairman** went on to say that Mr **Leenaers's** concerns would be noted and, at a future date, this subject would be discussed again.

Mr **Metske** pointed out that Nutreco was exceptional in not providing verifiable criteria for outsiders. He said that for the coming years he would like to challenge Nutreco to choose a set of instruments which would link into the objectives of increasing the shareholder value, stimulating the management to perform well and creating transparency for everyone involved in the organisation. In addition, he wished to draw attention to the existing contracts of employment of the members of the Executive Board. There are probably elements in the existing contracts which the members of the Executive Board would prefer not to have removed. But it might also be possible to change the less attractive things for something more positive. Mr **Metske** wanted to challenge the Supervisory Board to think about this. The assertion that, presently, the Code is being satisfied is correct, when it relates to putting old policy to the general meeting of shareholders. However, the question should be whether the old policy put forward at that time was still appropriate today.

The Chairman indicated that Nutreco considered shareholder value and transparency of paramount importance. As Mr **J.M. de Jong** had said, this related to short-term objectives which raised the question whether they should be made public. **The Chairman** said he understood Mr **Metske's** concerns and would bear these in mind.

Mr **J.M. de Jong** supported **the Chairman**. The performance targets and the transparency of such targets could be found in the LTI-plan. That plan is very transparent. Nutreco compared itself to a number of other companies. It is public information and, therefore, completely transparent. As far as the short-term remuneration is concerned, the basis on which these targets are based has already been explained. The targets are 75% financial, 12.5% operational and 12.5% strategic. Regarding the financial targets, he explained by using the following example. At the beginning of the year, a budget is established. Subsequently, that budget is used as the basis for the activities. Within this budget there are a number of targets regarding the cash flow. These are very exact figures. The figures are laid down and verified by the auditor. If the figures were made public, then they may be viewed as a forecast of the profit. That is the last thing that Nutreco wants. Only when the Executive Board, after approval from the Supervisory Board, is ready to make a profit forecast can you afford to make such figures public.

Mr **Metske** emphasised that he wanted to challenge the Supervisory Board to choose criteria which – although not necessarily made available to the public – were at least verifiable. So far he had not received any reaction to this challenge; but it might of course still be forthcoming.

The Chairman understood Mr **Metske's** point and stated that when targets could be formulated which could at a later date be communicated, these would then be communicated. Furthermore, he remarked that he had taken account of Mr **Metske's** concerns and would return to these next year. He added that in a year's time Nutreco would have a very different profile than it has now. Firstly, Marine Harvest will have gone and hopefully something very attractive will have replaced it. This will naturally give rise to this point being scrutinised again and probably to the future being looked at from another perspective. **The Chairman** observed that there were no further questions and moved on to the next item on the agenda.

6.2 Remuneration of the Executive Board

The Chairman gave the floor to Mr **J.M. de Jong**, chairman of the Remuneration Committee.

Mr **J.M. de Jong** said that the policy regarding the remuneration of the Executive Board was based on the median of the labour market reference group, the so-called peer group. This was discussed in the 2004 AGM. That policy ensures that annually a test is carried out to check if the base annual salary still satisfies this criterion. Recently, this test was carried out and it appeared that the current base salaries were either on or below the median of the labour market reference group. Since 2002, no adjustments have been to the salaries of the Executive Board, apart from last year's 1.25% inflationary adjustment. Now, it is being proposed that on 1 May 2006, the salaries be raised by 5%.

The Chairman asked if there were any questions about this and gave the floor to Mr **Arens**.

Mr **Arens** observed that on page 59 a number of construction companies were included in the peer group. He would prefer to see a company like Sligro there. In addition, he wondered if there was a separate peer group for the base salaries and for the LTI-plan.

Mr **W. Dekker** told the meeting that this was a difficult subject. Two peer groups have been drawn up. One of the peer groups is only involved in the salary comparisons. This peer group is detailed on page 59. The companies named here are companies which form a good reference point regarding the salaries which have to be paid to the members of the Executive Board.

Amongst other things, this is important to attract good members of the Executive Board. In addition, there is a peer group which enables the performance of Nutreco to be compared with other companies. Given that there is no other company which is exactly the same as Nutreco, Nutreco has limited options when looking for listed companies to form the peer group referred to. The companies being looked for should be those which, as regards profile, industry and type of activities, correspond as closely as possible to Nutreco. The result of this can be found on page 61 and following. There are, therefore, two peer groups, but they serve different purposes.

Mr **Arens** wondered if the second peer group was designated for the LTI-plan.

Mr **W. Dekker** confirmed that the second peer group was for the LTI-plan. He added that it was logical that this group consisted of primarily Dutch companies, as Nutreco is also a Dutch company.

The Chairman said the performance-related shares and options would also be dealt with in the following agenda item. Subsequently, he gave the floor to Mr **Leenaers**.

Mr **Leenaers (VEB)** had another question about the peer group detailed on page 59. Eight of the nine companies in the peer group for the base salaries produce a quarterly report. As the median is used in order to align Nutreco's policy, then that implies to him that Nutreco should also be producing quarterly reports. In addition, he wondered what the basis of the criteria for this peer group was. Wolters Kluwer and Nutreco are, for example, two extremely different companies which have very little in common as far as their activities are concerned. He wondered if the criterion were not merely the market cap or the turnover.

The Chairman commented that the peer group was not drawn up on the basis of the fact that the companies published a quarterly or half-yearly report.

Mr **W. Dekker** remarked that Mr **J.M. de Jong** had just set out the various criteria for the two different peer groups. When it involves attracting international directors who wish to have a position in an Executive Board in The Netherlands, the question is which pond is being fished in. The turnover and the number of employees determine, amongst other things, the companies with which Nutreco wishes to compare itself. If an international peer group, including America, is chosen then such a peer group will be approximately 40% above the Dutch peer group. If a European peer group is chosen then these are 25% higher than the median.

Given that Nutreco is a Dutch company, listed on the Amsterdam stock exchange, the peer group comprises mainly companies which are quoted on the AMX; despite the fact that based on the median this resulted in the lowest remuneration, this policy was fully supported.

Mr **Leenaers** said he understood this rationale. However, he still wondered exactly which financial criteria were being observed.

Mr **W. Dekker** replied by saying there were four criteria in this respect, but he did not know what these were by heart.

The Chairman observed that there were no further questions and asked the shareholders to proceed with voting, making use of their voting sets. **The Chairman** announced that the meeting had approved a 5% increase of the Executive Board's base salaries by 16,072,955 votes in favour, 1,287 against and 655 abstentions, and that the meeting had therefore approved the remuneration policy.

6.3 Executive Board performance shares and performance options schemes

Mr **J.M. de Jong** announced that an explanation of the issued, exercised and redeemed options could be found on pages 113 to 117 of the annual report. In accordance with the remuneration policy approved during the 2004 meeting, the members of the Executive Board were allocated the same number of performance-related shares and options in February 2005 as they were in 2004. For the record, Mr **J.M. de Jong** summarised a number of key points from the Long Term Incentive Plan approved during the 2004 AGM. The Chairman of the Executive Board was allocated 11,250 performance-related options and the other members of the Executive Board 7,500. The Chairman was allocated 30,000 performance-related shares and the other members of the Executive Board 20,000. One of the conditions was that vesting would take place after three years, based on the level of "total shareholders' return" when compared to the peer group. Once the shares have been vested, there is also a lock-up period of five years with the exception of shares which may be sold in order to meet tax obligations.
The objective of the implementation of the 2004-2005 LTI Plan was to meet, as far as possible, the interests of both the shareholders and the members of the Executive Board. In order to keep the remuneration of the managers in line with that of the Executive Board, 320,000 performance-related options were granted to a total of 44 managers, eight of whom now work for Marine Harvest.

The total number of performance-related shares allocated to other managers amounted to 117,000 in those two years. For ten of those beneficiaries, two of whom now work for Marine Harvest, a long-term cash remuneration plan has been developed given the fact that in the past these managers were allocated options, but since the implementation of the 2004 policy that was no longer the case. That was the situation discussed in 2004 and applied again in 2005.
On 6 March 2006, the Company signed an agreement with Geveran Trading, whereby the 75% shareholding of the Company in Marine Harvest was sold. On 28 March 2006, a pre-payment of the entire sale price was received. However, in particular the transfer of the shares is still subject to approval from the relevant authorities.
As a result of this agreement, the Company will change significantly due to the fact that in future the Company and Marine Harvest will have to develop independently of one another. With the approval of the Supervisory Board, the Executive Board had decided to accelerate the vesting in the LTI Plan for the managers of Nutreco and Marine Harvest at the closing price on the date of the agreement, that being 6 March 2006. The above occurred for various reasons. The first reason was prompted by the sale of 75% shareholding in Marine Harvest. Due to this there is a question of a de facto division of the company, as a result of which Nutreco can be considered a company which has, to a significant extent, a new profile. The second and, moreover, extremely important reason is that it can no longer be considered beneficial for the ex-Nutreco employees now working for Marine Harvest to remain linked to Nutreco's results. This reason is primarily prompted from a perspective of a conflict of interest and should ensure that any conflict of interest is avoided. Hereby, the contract for fish feed comes to mind. Marine Harvest is an extremely important purchaser of fish feed from Nutreco and it would be highly undesirable if Marine Harvest's employees could still profit from Nutreco's results. Mr **J.M. de Jong** pointed out that care must be taken to ensure that the employees of Nutreco and Marine Harvest are treated in the same way. Mr **J.M. de Jong** concluded by saying that this outlined the situation for the employees and that the Remuneration Committee had taken its own decision in this respect.
Subsequently, it was proposed that the vesting in the LTI Plan for members of the Executive Board also be accelerated. There are a number of reasons for doing this. Firstly, as was stated above, the sale of Marine Harvest actually implies a division of the company into two new companies and this has brought about an important change in the character, activities and profile of the company. Another reason, which was in fact decisive for the Executive Board, is to ensure that there is an absolute cut-off point and all ties are severed. Due to the sale of the interest in Marine Harvest, substantial value has been released, which comes directly to Nutreco. This sum has already been received and will eventually be used to create optimum shareholder value. This will be realised by analyses and by having proposals from the Executive Board approved by the Supervisory Board.

There must be no question of the process being hindered by a member of the Executive Board having a personal interest in the funds being used in any particular way. As this has to be neutral and objective, it is essential that all ties are severed.
Mr **J.M. de Jong** went on to say that there is a scheme that deals with both the long-term share plan and the long-term option plan. The latter offers the Supervisory Board the opportunity to accelerate the vesting whenever there is a significant sale of a part of Nutreco. On the grounds of this scheme, this vesting can be realised independently. The scheme regulations have been filed with the Netherlands Authority for Financial Markets (AFM) and subsequently published on Nutreco's website. This procedure will remain unchanged, and any subsequent schemes will also be published on the website. In order to steer a straight course, the Remuneration Committee believed it had to submit to the meeting given that it is the first time this article has been invoked. The proposal is as follows: an accelerated vesting on 6 March 2006, the date on which the sale agreement was signed. The external consultants have meanwhile calculated that the TSR performance on that date worked out as follows for the 2004 and 2005 programmes. The 2004 programme ended in fifth place and the 2005 programme ended in first place. As a consequence of this result, in 2004 100% of the shares and the option positions will be vested and in 2005 150%. The proposal is to allow the options to be released on 6 March 2006 at EUR 47.49, that being the closing price for that day, and accordingly apply accelerated vesting to the shares. In addition the current Long Term Incentive Plan for the year 2006 will be halted and in its place a transitional scheme will be set up for the year 2006. In reality this means the following: the number of shares is one-time 30,000, and two-times 20,000. There is a desire to retain this number of shares. No more options will be allocated.
Mr **J.M. de Jong** continued by explaining what the considerations were behind this. On the one hand, the Supervisory Board could assume at the end of last year that an allocation of performance-related options and shares would very probably result in an accelerated vesting. It was not, therefore, considered appropriate or correct to re-apply the 2006 programme as it was initially foreseen for from 2004 onwards. On the other hand, this does not detract from the fact that the Remuneration Committee is of the opinion that to remain in line with the most important objectives of the current remuneration policy, those being motivating, attracting and retaining qualified management as well as offering a remuneration package in conformity with the market, a performance-related long-term reward for the Executive Board is appropriate. For these reasons, the Remuneration Committee proposed that, unlike other years, only performance-related shares be allocated. The conditions for which could be seen on the slide displayed. The Remuneration Committee wants to bring this vesting back to 2 years in the transitional year as opposed to the existing policy of 3 years. The view of the Remuneration Committee is that the TSR measure is no longer possible.

This will have to be given serious consideration. Depending on the strategy to be developed later in the year, which will, amongst other things, demonstrate whether the peer group is still correct, the Remuneration Committee would like to implement other performance criteria for the transition year. In this context two criteria are important: the retention criterion and the performance criterion. The retention criterion relates to still being in service after two years. The performance criterion concerns the qualitative objectives related to the completion of the "Rebalancing for Growth" strategy. The Supervisory Board will ensure that, after the two year period has elapsed, due report will be made to the AGM regarding the performances attained. Moreover, in respect of this programme, a lock-up period of five years will be observed.
This five-year term will be observed because the Remuneration Committee believes that this is entirely in line with the term necessary to complete the implementation of the "Rebalancing for Growth" strategy in the correct way, and to develop and execute a new strategy. In addition, the Remuneration Committee also thinks that a vesting period longer than two years would not be wise as the world is constantly changing. Everything moves so quickly that you cannot really impose a period longer than two years. Should a member of the Executive Board leave within the two year period, then the Supervisory Board will have the discretionary authority to decide whether it is a case of a bad leaver or good leaver. Moreover, the Supervisory Board can decide whether the share package, or a part of it, is to be allocated.
Mr J.M. de Jong then went on to talk about the future. A new LTI Plan which fits the profile of the Company following the sale of Marine Harvest will be worked out by the end of this year. This plan will be put forward for approval at the 2007 AGM. It is also the intention that in 2006 a new remuneration policy will be worked out and put forward for adoption by the AGM. Subsequently, the long-term rewards, detailed within that policy, will be put before the AGM for approval.

Mr Arens asked if the new policy would be put forward for adoption in the next Annual General Meeting of Shareholders or in an Extraordinary General Meeting of Shareholders.

Mr J.M. de Jong replied by stating that this should take place during an Annual General Meeting of Shareholders, given that it related to an important Corporate Governance aspect and there should be no risk of there only being a few people present.

The Chairman then gave the floor to Mr **Metske**.

Mr **Metske** began by saying he was very grateful to the Supervisory Board for putting this policy forward to the AGM, given that this could have been done differently. He emphasised that it was very good that the opinions of the shareholders were being sought. Mr **Metske** had two questions. He pointed out that the only argument about accelerated vesting concerned the equal treatment aspect, while he could imagine that this no longer played a role as there are two companies involved. What he believed was really the crux of the matter was the extent to which conflicts of interests exist between the different companies. This formed a good reason for accelerated vesting as far as Mr **Metske** was concerned. He viewed the transitional scheme for 2006 as a proposal whereby the old long-term criteria could suddenly be replaced by qualitative criteria which he would actually expect to see in a short-term remuneration plan. He agreed that this was probably very practical in this situation, but he had just been told that making the criteria public would not be practical; which he understood. However, he added he now felt rather confused. Above all, criteria were now going to be formulated in a long-term bonus plan, by which it has just been demonstrated that the criteria are, in fact, very clear.

Mr **J.M. de Jong** said he would like to react to both questions. He pointed out that he had already explained the conflict of interests which can very clearly be seen for both the managers and employees of Marine Harvest. As far as the Executive Board is concerned, Mr **Metske** should see it like this: a very large sum of money has come in with which a number of things can be done. It can be used for a takeover, to pay out a super dividend or to purchase shares. The content of the proposals also depends on whether the Executive Board still, for example, possesses options. The Remuneration Committee would like to avoid there being any question of conflicting interests when the decision is taken. Regarding the matter of openness, Mr **J.M. de Jong** reiterated that it was a transition year. He explained why the TSR could not be used. Hopefully, it will be a one-off technical problem. A concrete proposal has been made regarding the criteria which the Executive Board must satisfy within the two years. After that, it has been agreed that the milestones will be appraised every six months. In addition, everyone has agreed that in two years time everyone will be told what criteria had been formulated and to what extent they had been fulfilled.

Mr **Metske** continued by wondering if any consideration had been given to there being no vesting at all. This would result in time being marked for three years. Once there is no longer a conflict of interests, the bonuses could be paid out again.

Mr **J.M. de Jong** agreed that there were indeed alternatives, but that the present proposal was the best option. Moreover, he indicated that the management will have quite a job in order to get through this problematic process. So far that had worked very well, but they must continue to retain the management.

Mr **Wientjes** took the floor and drew attention to the fact that the amendments to the LTI Plan were primarily inspired by the expected sale of Marine Harvest. He wondered why this proposal was not included as a condition precedent. If it were a condition precedent, then in the unlikely event of the transaction not going ahead, the proposal could be dropped.

The Chairman said that this was almost impossible and then gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** endorsed this and agreed that this was a unique situation. On the one hand, the money has been paid into the account, on the other, definite agreements have been made regarding the situation should no approval be granted. In addition, he stated that as far as the work Mr **C. van Rijn** and he undertook as members of Marine Harvest's Supervisory Board, agreements had been made as to the way in which they were to deal with that company. What was important for Nutreco was that the transaction went ahead and that any risks that the transaction did not go through were ruled out.

Mr **Leenaers (VEB)** said he had a question about what Mr **W. Dekker** had just said. Nutreco does not at present have legal access to that money. Should no approval be granted within a certain period, the future steps to be taken would be considered. He wondered if Nutreco would still be denied access to the money if the approval was not forthcoming. Moreover, he wondered if in such a situation Nutreco would have to wait until the other party was prepared to help find a solution to the problem.

Mr **W. Dekker** commented that a problem was being discussed which did not exist. He stated that, as members of Marine Harvest's Supervisory Board, both he and Mr **C. van Rijn** would continue to help the new owner conclude the matter. There were no risks involved, as far as the shareholders were concerned.

Mr **Leenaers** added that he also believed there was no risk for the shareholders. Remarkable, however, was the fact that as yet no legal use of the money could be made. In the course of time, it was likely that the money could be used legally. He wondered what would happen if this time arrived before the competition authorities had given their approval.

Mr **W. Dekker** answered by explaining that there was no legal impediment preventing Nutreco doing something with the money. There were agreements with the purchaser to cooperate in order to bring about the successful closing of the transaction.

Mr **Arens** asked if the money was in a bank account and if interest was being earned on the money.

Mr **W. Dekker** stated that the money had been used to repay debts. Interest was being earned on the sum remaining.

The Chairman observed that there were no further questions and asked the shareholders to proceed to voting. Following the vote, **the Chairman** concluded that the meeting had approved the proposal regarding the Executive Board's performance-related shares and performance-related options by 14,675,314 votes in favour, 1,315,470 votes against and 84,075 abstentions.

6.4 Remuneration of the Supervisory Board

The Chairman stated that the notes to the remuneration of the Supervisory Board for 2005 were included on page 118 of the 2005 annual report. Partly based on the advice of an external consultant, it had been decided to propose an increase of 5%. This proposed increase was at the lower end of the increases observed in Nutreco's labour market reference group. The aim of the proposed increase was to ensure the Company was competitive when attracting new supervisory directors. In addition, the proposed increase had taken account of the increased volume of work, particularly due to the introduction of the Corporate Governance Code. For the year 2006, the following adjustments were being submitted for approval:

Supervisory Board
Chairman: EUR 43,500 per year from 2006, instead of EUR 41,000
Members: EUR 31,500 per year from 2006, instead of EUR 30,000

The Chairman observed that there were no questions and asked the shareholders to proceed to voting. Following the vote, **the Chairman** announced that the meeting had approved the remuneration of the Supervisory Board by 16,074,050 votes in favour, 413 votes against and 125 abstentions.

7. Appointment of KPMG Accountants N.V. as external auditor

On the recommendation of the Audit Committee, **the Chairman** proposed appointing KPMG Accountants N.V. as the Company's external auditor for a period expiring at the end of the 2007 financial year. KPMG Accountants N.V. were to be represented for this appointment by Mr **Rob Kreukniet** who is currently a senior partner.

The Chairman asked whether there were any questions concerning the appointment of KPMG Accountants N.V. as the external auditor of the Company and gave the floor to Mr **Metske.**

Mr **Metske** advised that from next year onwards a distinction should be made in the annual report between the costs for advice and the auditor's costs charged by KPMG Accountants N.V.

The Chairman said that from next year onwards this distinction would be made. **The Chairman** observed that there were no further questions and asked the shareholders to proceed to voting. Following the vote, **the Chairman** announced that the meeting had approved the appointment of KPMG Accountants N.V. as the Company's external auditor for a period expiring at the close of the 2007 financial year by 16,073,665 votes in favour, 102 votes against and 159 abstentions.

8. Mandate to issue shares and to restrict or to exclude the pre-emption rights

8.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in Article 8 of the Company's Articles of Association, for a period of 18 months

The Chairman stated that, in accordance with Article 8 of the Articles of Association of the Company, the meeting was asked to grant the Executive Board authorisation to decide on the issue of shares and the granting of rights to take up shares in order to enable the Executive Board to respond flexibly and in a timely manner with respect to the financing of the Company. For the issue of ordinary shares, this mandate was to be limited to 10% of the issued ordinary shares at the time of the mandate, such percentage to be increased to 20% in the event of a merger or acquisition. The duration of the mandate being requested was 18 months, in accordance with the current practice of Corporate Governance. This mandate would become effective from the moment of approval of the proposed resolution. **The Chairman** enquired if there were any questions about this agenda item and gave the floor to Mr **Leenaers**.

Mr **Leenaers (VEB)** commented that this was a regularly recurring agenda proposal. He wondered what the actual point of this agenda item was. He continued by saying that there was almost EUR 1 billion in the bank and it had been stated that if a large acquisition was to occur, the shareholders would be consulted. Now a new strategy was being formulated, and approval was being sought for an authorisation lasting 18 months to issue 10% of the issued ordinary shares, plus an extra 10% in the event of mergers and acquisitions. Mr **Leenaers** considered it premature to be asking for this authorisation to issue given the current financial position of the business. He asked for some clarity about what was going to be done with the EUR 1 billion, before this agenda item was put to the vote. Furthermore, he requested that this item be removed from the agenda unless more clarity could be given.

The Chairman conceded that it was not very likely that use would be made of this authorisation. However, given that in the coming year there were going to be a number of changes, it would be nice to have the period covered. Therefore, the proposal was submitted.

In response **Mr Leenaers** made the following observations. This scheme was only to become effective when changes were to be implemented. Prior to that time, the shareholders would, in accordance with the agreement, be kept informed. Therefore, a temporary mandate to issue could be requested at the time the shareholders were being informed. Mr **Leenaers** added that he had extreme reservations about giving automatic approval to this agenda item and felt that every decision should be well-considered. He felt it was important that every action should be carried out not only decisively but also carefully.

The Chairman could not entirely agree with Mr **Leenaers**. This proposal had been carefully considered. Nutreco needed the freedom to be able to react reasonably quickly to any developments in the market. Should any important changes be implemented, the shareholders would be informed of these by means of an Extraordinary General Meeting where approval would be requested. **The Chairman** observed there were no further questions and asked the shareholders to proceed with voting. **The Chairman** announced that the meeting had approved the proposal to authorise the issue of shares by 15,924,969 votes in favour, 148,883 votes against and 321 abstentions, with the restrictions that the mandate was only for an 18 month period and the issue of ordinary shares was limited to 10% of the issued capital rising to 20% in the event of mergers and acquisitions.

8.2 <u>Proposal to designate the Executive Board – subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in Article 9 of the Articles of Association of the Company, for a period of 18 months</u>

The Chairman stated that, in accordance with Article 9 of the Articles of Association of the Company, the meeting was being asked to appoint the Executive Board as the authorised body – subject to the approval of the Supervisory Board – to decide to restrict or exclude pre-emptive rights in accordance with Article 96, Book 2 of the Dutch Civil Code. This appointment was to be restricted to a period of 18 months. For this proposal, a majority of at least two thirds of the votes cast is required if less than 50% of the issued capital is represented at the meeting. As less than 50% of the issued capital was represented at the meeting, the two thirds majority would be required to adopt the proposal. **The Chairman** enquired whether there were any questions about this agenda item and gave the floor to Mr **Hartman**.

Mr **Hartman** wondered what the exchange ratio of the stock dividend was, given that the stock exchange was closed at that time.

The Chairman said he was unable to give the exact exchange ratio at that moment. **The Chairman** observed there were no more questions and asked the shareholders to proceed with voting. Following the vote, **the Chairman** announced that the meeting had approved the proposal to designate the Executive Board as the authorised body – with the approval of the Supervisory Board – to decide to exclude or restrict the pre-emptive rights as defined in Article 9 of the Articles of Association of the Company for a period of 18 months by 15,924,295 votes in favour, 149,586 votes against and 500 abstentions.

9. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in Article 10 of the Articles of Association of the Company for a period of 18 months

The Chairman explained that this item on the agenda concerned the purchase of the Company's own shares. In accordance with Article 10 of the Articles of Association of the Company, the meeting was asked to grant the Executive Board authorisation, after having obtained the approval of the Supervisory Board and without prejudice to Article 98, Book 2 of the Dutch Civil Code, to acquire ordinary shares representing a maximum of 10% of the issued share capital in the Company at a price per ordinary share of between the nominal value and 110% of the average price of ordinary shares on the Amsterdam Euronext stock exchange for the five trading days preceding this acquisition. This mandate to purchase would give the Executive Board, with the approval of the Supervisory Board, the flexibility, amongst other things, to comply with obligations in respect of shares related to the remuneration plan or otherwise. The duration of the requested mandate was 18 months, commencing after approval of the proposed resolution. In accordance with Article 29.1.c of the Articles of Association, this mandate is subject to the prior approval of holders of cumulative preference A shares. **The Chairman** confirmed that the holders of these shares had consented to the proposed resolution.

The Chairman asked if there were any questions concerning this item on the agenda. As there were no questions concerning this agenda item, **the Chairman** requested the shareholders to proceed with voting. Once voting had closed, **the Chairman** announced that the meeting had approved the proposal to authorise the Executive Board, with the approval of the Supervisory Board, to purchase a maximum of 10% of its own shares by 16,074,223 votes in favour, 474 votes against and 133 abstentions. **The Chairman** thanked the meeting very much.

10. Composition Supervisory Board – *the end-of-term resignation of Mr Y. Barbieux as a Supervisory Director and his reappointment*

Item 10 on the agenda concerned the resignation of Mr Y. **Barbieux** as a Supervisory Director. His four year term ended at this AGM. Mr Y. **Barbieux** had informed the Supervisory Board that he was standing for reappointment. Consequently, the Supervisory Board had decided to put a non-binding proposal to the meeting to reappoint him for a new and final term of four years, to expire at the 2010 AGM. **The Chairman** stated that the notes to this item on the agenda listed Mr Y. **Barbieux's** details as referred to in Article 142 paragraph 3, Book 2 of the Dutch Civil Code, as well as the reasons why the Supervisory Board wished to reappoint Mr Y. **Barbieux**.

The Chairman observed there were no questions and asked the shareholders to proceed to voting. **The Chairman** announced that the meeting had approved the proposal to reappoint Mr Y. **Barbieux** as a Supervisory Director of the Company by 16,073,748 votes in favour, 51 against and 491 abstentions.

11. Articles of Association – amendments, mainly to bring the existing Articles of Association in line with recent changes in company law and in accordance with best practices of the Corporate Governance Code

The Chairman announced that this item on the agenda concerned a proposal to amend the Articles of Association. The intention of the amendments was to ensure the Articles of Association conformed to the best practices of the Corporate Governance Code and to recent changes in company law. A summary of the proposed amendments to the Articles of Association was to be found in the notes to this item on the agenda. Furthermore, the text of the proposed provisions from the Articles of Association was included in the leaflet sent to the shareholders with the agenda and notes. Moreover, the complete text of the Articles of Association could be downloaded from the Company's website or consulted at the registered office of the Company. **The Chairman** continued by saying that it was proposed that the office De Brauw Blackstone Westbroek be granted authorisation to request the required *ministerial certificate of no objection, to make the desired amendments* and to have the deed of amendment to the Articles of Association executed. For these amendments to the Articles of Association a quorum of at least 50% of the issued capital is required. **The Chairman** observed that the quorum requirement was not satisfied. This item on the agenda would, therefore, have to be moved on to an Extraordinary General Meeting of Shareholders. This meeting would be held in Boxmeer, the place of the Company's registered office, at 10.30 a.m. on 13 June 2006.

12. <u>Communications and questions</u>

The Chairman reminded the meeting that those entitled to attend the meeting could ask at the information desk for a card on which they could indicate whether they wished the minutes of this meeting and other documents to be sent to them. **The Chairman** invited those present at the meeting to complete this card and hand it in to the information desk or to forward it to the Company.

The Chairman asked whether any shareholders wished to take the floor.

Mr **Hartman** said that he would like an answer to the question he had posed earlier about the exchange ratio of the stock dividend.

To answer this question, Mr **B. Verwilghen** called on the help of his assistant, Ms P. Swarts. He then answered that, on the basis of the closing price that day, thirty six dividend rights gave an entitlement to one new ordinary share. $1/36^{th}$ ordinary share represented a value of EUR 1.306. This was 1.1% lower than the gross final dividend in cash of EUR 1.32 per ordinary share. That was the assessed exchange ratio.

The Chairman gave the floor to Mr **Schnatterer**.

Mr **Schnatterer** enquired why the annual report kept getting thicker. In addition, he wondered if the annual report could not be split up into separate parts. With a view to reducing costs, he suggested that the Company should give shareholders the option whether or not to receive the annual report. Another proposal he put forward was that a summary annual review be produced for private investors and a comprehensive one for professional investors.

The Chairman said that that was not possible. The report from the Executive Board and the Supervisory Board including the corresponding commentary and the annual accounts all had to be offered jointly to the shareholders.

Mr **B. Verwilghen** drew attention to the fact that it was ultimately the appendices to the items on the agenda about which the meeting was asked to decide. Therefore, just like all the other documents the annual accounts, the Executive Board's report and the other information contained in it should be sent to the shareholders with the agenda.

The Chairman added that the only thing that could be said was that an attempt would be made to make the report thinner. On the other hand, this would not necessarily coincide with the desire for greater transparency, as also prescribed by the IFRS.

Mr Schnatterer commented that the fact that the annual report was getting thicker each year made it harder to read.

The Chairman said that this would have to be got used to. It was important that all the main outlines were described in the report of the Executive and Supervisory Board.

Mr **Schnatterer** said that the sending of the attendance cards and certificates of deposit had been rather disorganised.

The Chairman pointed out that the certificates of deposit were organised by the relevant banks. The fact that this was badly organised would be communicated to the banks.

Mr **Van Leeuwen** believed that making use of voting sets during each meeting cost EUR 50,000. He wondered if these voting sets were actually necessary. Moreover, he informed the meeting that the VNU Annual General Meeting of Shareholders was also being held on 13 June 2006. He proposed that the current meeting be closed and immediately another meeting opened. This would remove the necessity of holding another meeting in Boxmeer on 13 June 2006.

The Chairman considered that a pragmatic idea. However, he doubted whether it would be legally valid to open a new Annual General Meeting of Shareholders immediately after closing one. Subsequently, he gave the floor to Mr **Klemann**, civil-law notary for the Company.

Mr **Klemann** said that a different date could be chosen for the second meeting. He added that it would be impossible to hold another meeting that day as that would fail to take account of the official notice period required for the convention of a meeting.

Mr **Mommers** wondered if in future the items on the agenda could be formulated in such a way that it is obvious whether or not they are to be voted on.

The Chairman felt that was a useful suggestion and would bear it in mind next year.

The Chairman observed there were no more questions and thanked all those present for attending and for their interest in the General Meeting of Shareholders of Nutreco Holding N.V. **The Chairman** assured everyone that snacks and drinks would be waiting. He concluded by saying that a small present would be given to everyone upon presentation of the card they had received as they entered the meeting.

13. Closing

The Chairman closed the meeting at 06.00 p.m.

R. Zwartendijk
Chairman

B. Verwilghen
Company Secretary

Nutreco Holding N.V.
Annual General Meeting of Shareholders

18 May 2006 – Amsterdam


Compound Feed
HENDRIX

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

1. Opening

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee over the year 2005

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

3. Report of the Executive Board over the year 2005

nutreco

"Highlights" 2005

- Record profits for Nutreco of EUR 134 million
- Net result 73% higher EUR 134.4 million (2004: EUR 77.9 million)
- EBIT core activities 15% higher at EUR 120.8 million compared with EUR 105.5 million in 2004
- Share in net result Marine Harvest EUR 46 million
- Earnings per share* EUR 4.25 (2004: EUR 2.29)
- Proposed dividend EUR 1.52 per share (2004: EUR 0.53 per share)

* Before amortisation of goodwill and impairment losses

nutreco

2005 results

	2005	2004	Δ %
Revenue to third parties	2,812.6	2,680.8	4.9%
Marine Harvest (first four months of 2005)	189.8	588.0	
Revenue, *continuing operations*	3,002.4	3,268.8	-8.1%
EBIT, *continuing operations before exceptionals*	115.3	96.4	19.6%
Exceptionals	-2.6	52.8	
Marine Harvest	8.1	-43.7	
Total EBIT	120.8	105.5	14.5%
Nutreco's 75% share in profits of Marine Harvest	46.3	-	
Profit attributable to Nutreco shareholders	134.4	77.9	72.5%

nutreco

Financial key figures

	2005	2004
Balance sheet		
Net debt	355	377
Net debt [1]	287	308
Shareholders' equity	698	527
Cash flow		
EBITDA	201	233
Cash flow from operating activities	100	116
Ratios		
Net debt [1] / EBITDA	1.4	1.3
EBITDA / interest [2]	15.6	8.5

[1] Excluding cumulative preference shares of EUR 68.1 million

[2] Interest excluding dividend of EUR 4.5 million on cumulative preference shares

nutreco

Compound feed – operating developments

EUR x million	2005	2004	? %
Revenue	811.2	872.7	-7.0%
Operating result (before exceptionals)	23.8	34.5	-31.0%
EBIT / revenue	2.9%	4.0%	
Invested capital	42	59	

- Increased market share in Benelux and Spain
- Margins under pressure in Benelux; restructuring announced
- Increased efficiency following reorganisation in Spain


HENDRIX

Premix and speciality feed – operating developments

EUR x million	2005	2004	? %
Revenue	450.7	444.8	1.3%
Operating result (before exceptionals)	19.6	21.5	-8.8%
EBIT / revenue	4.3%	4.8%	
Invested capital	105	107	

- Western Europe: pressure on premix prices, focus on costs, logistics efficiency and innovation
- Improvement in results in US and Poland



Fish feed – operating developments

EUR x million	2005	2004	? %
Revenue	762.0	589.4	29.3%
Operating result (before exceptionals)	57.7	53.3	8.3%
EBIT / revenue	7.6%	9.0%	
Invested capital	198	209	

- Program for cost control and rationalisation of logistics is implemented
- Feed for other species than salmon: stable results with small growth in Mediterranean
- Improvement payment behaviour



Meat – operating developments

EUR x million	2005	2004	? %
Revenue	714.8	706.7	1.1%
Operating result (before exceptionals)	25.8	4.7	448.9%
EBIT / revenue	3.6%	0.7%	
Invested capital	46	56	

- Strong meat prices in first half year in Spain
- Lower results in the second half year due to salmonella contamination and Avian Influenza
- Reorganisation Sada to improve efficiency



Marine Harvest: 2005 an exceptional year

marineharvest

- 29 April 2005: joint venture established
- Largest salmon farming business with worldwide operations
  - ✓ Sales of approximately EUR 1 billion; market share 20%
- Rapid integration of the two companies
  - ✓ Closure of 3 fish processing plants and 10 regional offices
  - ✓ Restructuring costs total EUR 30.6 million (EUR 19.1 million in the last eight months of 2005)
- Favourable market conditions: salmon prices + 20%
- Preparations for IPO announced in November
- Unanimous approval of shareholders for disposal of at least 34% and possibly entire interest in Marine Harvest in December

nutreco

Marine Harvest

Results for eight months (EUR x million)

Sales	725.8
EBIT before reorganisation costs and movements in fair value of biological assets	64.3
- impact of inventory valuation (IAS 41)	33.5
EBIT before restructuring charge but including movements in fair value of biological assets	97.8
- restructuring charge	-19.1
EBIT	78.7
Profit for the year	61.7
Nutreco's 75% share in profit for the year	46.3

Sale of Marine Harvest in 2006

- On 6 March 2006 Nutreco signs agreement to sell its 75% stake in Marine Harvest
  - ✓ Total proceeds from the transaction amount to EUR 1,036 million including repayments of the loan of EUR 155 million
  - ✓ 75% share interest sold for EUR 881 million
- Net transaction result approximately EUR 350 million
- Completion of transaction dependent on competition authorities; associated risks to be borne by purchaser
- 29 March 2006: receipt of advance payment of EUR 881 million
- Transfer of control and shares of Marine Harvest following clearance by relevant authorities

Corporate Social Responsibility



- Sustainable Development Advisory Board
  - ✓ Team of prominent international scientists
- 2005, new priorities set:
  - Sustainable management of natural resources
    - Sustainability of soy, fishmeal and fish oil
    - 2005: Nutreco initiator of international seminar in Peru on a sustainable anchovy fishery
  - Feed-to-food quality assurance: NuTrace
  - Climate change: effect of agriculture on climate
  - People and investment in society

nutreco

Corporate Governance

- Changes at board level:
  - ✓ On establishment of the joint venture, Hans den Bieman stepped down as a member of Nutreco Executive Board
  - ✓ Jaap Vink succeeded Svein Rennemo as member Supervisory Board and Audit Committee Nutreco
- Proposed change in dividend policy and increase in dividend payout to 35-45%
- Repurchase of approximately 6% of the shares currently in issue to cover existing stock option plans and stock dividend

nutreco

Nutreco Strategy 'Rebalancing for Growth'

- Start November 2004
- 'Rebalancing' part of strategy completed in March 2006
  - ✓ Marine Harvest and Stolt Sea Farm joint venture approved by shareholders (December 2004)
  - ✓ Sale of Hendrix Meat Group to Sovion (December 2004)
  - ✓ Establishment of Marine Harvest joint venture (April 2005)
  - ✓ Sale of Nutreco stake in Hendrix Poultry Breeders (June 2005)
  - ✓ Sale of Pingo Poultry to Plukon Royale (October 2005)
  - ✓ Refinancing of Nutreco (April 2005) and Marine Harvest (Feb. 2006)
  - ✓ Sale of Nutreco stake in Marine Harvest

nutreco

Nutreco vs AEX



Acquisition of Hydro Seafood
European salmon
prices at all-time low
'Rebalancing for Growth'
AEX
1,200
1,100
1,000
900
800
700
600
500
400
300
200

nutreco

Worldwide consumption meat increasing by 3-5% p.a.



Kilograms
Source: FAO
100
80
60
40
20
0
1960
1970
1980
1990
2000
2010
Industrial Countries
World
Developing Countries

Figure 2-1: World Meat Production per Person, 1961–2004

World meat consumption per person, 1961 - 2004

nutreco

Fastest growth in meat consumption occurs when income is less than $5,000 per year



83%
Total Daily Meat & Fish Calories Consumed by Income
Total Daily Meat & Fish Calories Consumed per Capita
600
500
400
300
200
100
-
5.000
10.000
15.000
20.000
25.000
30.000
35.000
Annual Income Per Capita
Argentina
China
NE Asia
Mercosur
Europe
Brazil
World
C America
FSU
Carib
Andean
SE Asia
Mid- East
N. Africa
Sub Africa
India
Oceania
Canada
EU
US

Source: FAO

nutreco

Shift in production to Asia, Latin America and Russia

- West European livestock production stable for past 10 years
- China is largest meat producer and meat *consumer*
- Brazil: per capita meat consumption up from 32 kg in 1970 to 71 kg in 2005
- Aquaculture: will account for 52% of all production of fish, crustaceans and shellfish by 2015


1970
Aquaculture

nutreco

Growth in fish consumption supported by aquaculture

- 70% of the world's seas are overfished
- Wild catch fishing costs higher
- 150 fish types already farmed
- Fish feed volume set to continued growth


Black Cod
Chinook Salmon
Atlantic Salmon
Trout
Sturgeon
Mahi Mahi
Cod & Halibut
Atlantic Salmon
Striped Bass
Tilapia
Catfish
Red Drum
Shrimp
Eq Shrimp
Atlantic Salmon
Cod & Halibut, Wolf Fish
Trout
Eel Tilapia
Sea Bass & Bream
Turbot
Flounder Trout
Coho Salmon
Carp Yellow Tail, Sea Bream
Tilapia
Eel, Grouper
Chinese Shrimp
Black Tiger Shrimp
Grouper
Sea Bass
Milk fish
Barramundi
Mahi Mahi
Shrimp
King Fish, Tuna
Atlantic Salmon
Striped Trumpeter

nutreco

What puts Nutreco in a good position for further growth?

- Nutreco has 75 production sites in 20 countries
- Strong R&D platform as basis for innovation
- Knowledge of production chains for meat, dairy products and fish
- Quality assurance and food safety: NuTrace
- Corporate social responsibility based on transparency, dialogue and partnerships



nutreco

Application of proceeds from Marine Harvest sale

- Financial resources will be used to create shareholder value through strategic growth in animal feeds and fish feeds
- Preference for larger acquisitions aimed at strengthening positions in growth markets in Central and Eastern Europe, Asia and Latin America
- Capital structure to be optimised as strategic steps are taken

nutreco

Nutreco ranks sixth in animal feed worldwide

Nutreco is the world's No. 6 player ...

1. Charoen Pokphand	16.5	Thailand
2. Cargill/Agribrands	14.0	USA
3. Land O'Lakes/ Farmland/Purina Mls	11.9	USA
4. Tyson Foods	9.7	USA
5. Zennoh co-op	7.3	Japan
6. Nutreco	5.7	Netherlands
7. Ucaab Co-op	4.4	France
8. ADM	3.8	UK
9. Smithfield	3.5	USA
10. Hope Group	3.4	PR China

Source: Feed International — Compound feed + premix in *metric tonnes*

nutreco

Skretting No. 1 in fish feed


SKRETTING
SKRETTING
SKRETTING
SKRETTING
Skretting the
global name for fish feed
Global producer of feeds for more than
50 different fish species

nutreco

Conclusions

- Record profits for Nutreco in 2005
- 'Rebalancing for Growth' strategy ahead of schedule
- 'Rebalancing' has created more value than expected
- Advance payment received for sale of Marine Harvest
- Various scenarios being explored for achieving growth
- Major acquisitions and changes will be put before shareholders

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

3. Report of the Executive Board over the year 2005

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

4. Annual Accounts 2005

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

4.1 Determination of the Annual Accounts

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

4.2 Dividend proposal

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

4.3 Dividend policy

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

5. Discharge

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

5.1 Discharge of the Executive Board over the conduct of the business

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

5.2 Discharge of the Supervisory Board over its supervisory duties

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

6. Corporate Governance

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

6.1 Corporate Governance: summary of the Corporate Governance policy as submitted to the AGM of 2004

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

6.2 Remuneration of the Executive Board

nutreco

6.2 Executive Board – Base salary

<u>Proposal to increase the base salary with 5%</u>

- The remuneration policy as approved at the AGM of 13 May 2004 provides in a yearly testing of the base salary
- A recent benchmark study carried out by an external remuneration consultant shows that the current base salaries are at or under the median of the labour market peer group
- The remuneration policy is the median of the labour market peer group
- The 5% is in line with the forecast increases of the base salaries within the labour market peer group
- Base salaries were not increased since 2002, with the exception of a 1.25% inflation adjustment in May 2005
- The other components of the remuneration of the Executive Board (pension, bonus and expense allowance) remain unchanged

nutreco

6.2 What resolution does the AGM have to decide upon?

- The Supervisory Board of Nutreco requests approval of the following proposal:
  - ✓ Increase of the bases annual salary of the Executive Board with 5% per 1 May 2006

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

6.3 Executive Board performance shares and performance options schemes

nutreco

6.3 Executive Board – Approved Long Term Incentive Plan

- Approved at the AGM of 13 May 2004
- Executive Board:
  - ✓ Performance options (CEO 11,250, COO 7,500 and CFO 7,500 per year)
  - ✓ Performance shares (CEO 30,000, COO 20,000 and CFO 20,000 per year)
  - ✓ Vesting after 3 year
  - ✓ Total Shareholder Return ('TSR') measurement compared to peer group
  - ✓ For shares: 5 year lock-up after vesting

nutreco

6.3 Nutreco – Long Term Incentive Plan other managers

- Other managers
  - ✓ Performance options (total 2004 & 2005: 320,000, number of beneficiaries 44, of which 8 Marine Harvest managers)
  - ✓ Performance shares (total 2004 & 2005: 117,000, number of beneficiaries 10, of which 2 Marine Harvest managers)
  - ✓ Long term cash award plan for certain managers and staff who don't qualify for performance shares and/or options (number of beneficiaries 177, of which 40 Marine Harvest managers and staff)

nutreco

6.3 Accelerated vesting Long Term Incentive Plan 2004 & 2005 other managers Nutreco and Marine Harvest

- Based on the following reasons, the Executive Board decided to opt for an accelerated vesting of the performance shares and options, at the closing share price at the date of the agreement concerning the sale of Marine Harvest (6 March 2006)
  - ✓ The sale of the 75% stake in Marine Harvest effectively results in a split of the Company and in a new profile
  - ✓ For (ex-Nutreco) Marine Harvest managers and staff it is no longer meaningful, from a potential conflict of interest perspective, to remain tied to the development of the Nutreco results
  - ✓ Equal treatment of the Nutreco and (ex-Nutreco) Marine Harvest managers and staff

nutreco

6.3 Accelerated vesting Long Term Incentive Plan 2004-2005 for the Executive Board

- Motivation:
  - ✓ The sale of the 75% stake in Marine Harvest effectively results in a split of the Company and in a new profile
- Regulations
  - ✓ Accelerated vesting is provided for in the regulations 2004 and 2005 for performance shares and options, as filed with the AFM, which state that the Supervisory Board can decide for accelerated vesting in case of a substantial change in the profile of the Company
- Proposal
  - ✓ Because the regulations would be applied for the first time, the Supervisory Board decided to submit the early vesting of the Long Term Incentive Plan 2004-2005 for the Executive Board to the approval of the AGM

nutreco

6.3 Proposal for accelerated vesting of the Long Term Incentive Plan 2004-2005 (LTIP) of the Executive Board

- The Supervisory Board proposes an accelerated vesting of the 2004-2005 LTIP
  - ✓ Proposed date of accelerated vesting is 6 March 2006, i.e. the date of execution of the Marine Harvest sale's agreement
  - ✓ The TSR per 6 March 2006 for the 2004 and 2005 grants was calculated by external advisers and result in the following *ranking within the peer group:*
    - Ranking 2004 grant: 5th out of 13
    - Ranking 2005 grant: 1st out of 13
  - ✓ Based on the existing performance target zone these positions respectively result in a 100% and a 150% vesting of the shares and options which were awarded conditionally *in 2004 and 2005*

nutreco

6.3 Proposal for accelerated vesting of the Long Term Incentive Plan 2004-2005 (LTIP) of the Executive Board

- The proposal for options is for an accelerated vesting per 6 March 2006. The closing share price on 6 March was EUR 47.49
- Shares: accelerated vesting upon approval by the AGM with a 5 year lock-up (with an allowance to sell shares to satisfy taxes)
- Termination of the current LTIP effective 2006
- Interim plan for 2006

nutreco

6.3 Executive Board – Interim plan 2006

- Existing policy
  - ✓ CEO:
    - Options: 11,250
    - Shares: 30,000
  - ✓ COO:
    - Options: 7,500
    - Shares: 20,000
  - ✓ CFO:
    - Options: 7,500
    - Shares: 20,000
- Interim plan
  - ✓ CEO:
    - Options: 0
    - Shares: 30,000
  - ✓ COO:
    - Options: 0
    - Shares: 20,000
  - ✓ CFO:
    - Options: 0
    - Shares: 20,000

nutreco

6.3 Executive Board – Interim plan 2006

- Existing policy
  - ✓ Vesting after 3 years
  - ✓ TSR measurement
  - ✓ 5 year lock-up for shares (with an allowance to sell shares required to satisfy taxes)

- Interim plan
  - ✓ Vesting after 2 years
  - ✓ Performance/retention element:
    - Retention: employed after 2 years
    - Performance: qualitative targets concerning the finalisation of the 'Rebalancing for Growth' strategy, the definition of a new strategy and the start of its implementation
  - ✓ After the 2 years vesting period, the Supervisory Board will report on the actual performance
  - ✓ 5 year lock-up for shares (with an allowance to sell shares required to satisfy taxes)

nutreco

6.3 Nutreco Executive Board and other managers and staff – Long Term Incentive Plan 2007 and following

- Development by end 2006 of a new remuneration policy including long term incentive
- The new policy will be based on the new strategy of the Company
- The new policy will be submitted for adoption at a next AGM
- A new (share related) long term incentive plan shall be submitted for approval at a next AGM

nutreco

6.3 What resolution does the AGM have to decide upon?

- The Supervisory Board of Nutreco requests the approval of the AGM for the following proposals:
  - ✓ Accelerated vesting of Executive Board shares and options
  - ✓ Grant of shares under the interim plan

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

6.4 Remuneration of the Supervisory Board

nutreco

6.4 Supervisory Board

- Proposal to increase the remuneration with 5-6%
  - ✓ Chairman: EUR 43,500 (2005: 41,000)
  - ✓ Members: EUR 31,500 (2005: 30,000)
- Remuneration for Committee work: unchanged

nutreco

6.4 What resolution does the AGM have to decide upon?

- The Supervisory Board of Nutreco requests the approval of the AGM for the following proposals:
  - ✓ Increase of the annual remuneration of the Supervisory Board for 2006

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

7. Appointment of KPMG Accountants N.V. as external auditor

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

8. Mandate to issue shares and to restrict or to exclude the pre-emption rights

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

8.1 Proposal to mandate the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association for a period of 18 months

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

8.2 Proposal to designate the Executive Board - subject to the approval of the Supervisory Board – to decide to restrict or to exclude the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

9. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

10. Composition Supervisory Board - the end-of-term resignation of Mr Y. Barbieux as a Supervisory Director and his reappointment

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

11. Articles of Association – amendments, mainly to bring the existing Articles of Association in line with recent changes in company law and in accordance with best practices of the Dutch Corporate Governance Code

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders
18 May 2006

12. Communications and questions

nutreco

Nutreco Holding N.V.
Annual General Meeting of Shareholders

18 May 2006 – Amsterdam


Fish Feed
Compound Feed
HENDRIX
Breeding

nutreco

Free translation

NUTRECO HOLDING N.V.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

United States Securities and Exchange Commission Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER Nutreco Holding N.V. | File No. 82-4927

Notice of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., to be held on Tuesday, June 13, 2006 at 10.30 a.m. at the company's offices, Veerstraat 38, 5831 JN Boxmeer

Agenda

1. Opening
2. Articles of Association – changes to bring the existing Articles of Association in line with recent changes in company law and in accordance with best practices of the Dutch Corporate Governance Code
3. Closing

The agenda with explanatory notes and the draft articles of association are available as from today at the offices of Rabo Securities, Amstelplein 1, Amsterdam and at the company's offices, Veerstraat 38, Boxmeer. These documents are available for attendees at the above locations free of charge or will be sent free of charge to those attendees having so requested (e-mail: ava@nutreco.com). These documents are also available via the internet on www.nutreco.com.

Registration Date

In accordance with article 20.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **June 6, 2006** ("Registration Date") in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Netherlands from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission

Persons entitled to vote at and attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabo Securities, Amstelplein 1 at Amsterdam (The Netherlands)** on **June 6, 2006 before 04.00 p.m.** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **June 6, 2006** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **June 6, 2006** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Amersfoort, May 24, 2006

The Executive Board

NUTRECO HOLDING N.V.

BUITENGEWONE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Oproeping tot de Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., die zal plaatsvinden op dinsdag 13 juni 2006, aanvang 10.30 uur, ten kantore van de Vennootschap, Veerstraat 38, 5831 JN Boxmeer

Agenda
1. Opening
2. Statuten – wijziging met als voornaamste doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht en met de best practises van de Code Corporate Governance
3. Sluiting

De agenda en het drieluik liggen vanaf heden ter inzage ten kantore van Rabo Securities, Amstelplein 1 te Amsterdam en ten kantore van de Vennootschap, Veerstraat 38 te Boxmeer. Deze stukken zijn aldaar voor vergadergerechtigden gratis verkrijgbaar of worden gratis toegestuurd aan de aandeelhouders die hierom hebben verzocht (e-mail: ava@nutreco.com). Tevens zijn deze stukken via het internet beschikbaar op www.nutreco.com.

Registratiedatum
Conform artikel 20.3 van de statuten van de Vennootschap heeft de Raad van Bestuur bepaald dat voor de Buitengewone Algemene Vergadering van Aandeelhouders van 13 juni 2006 als stem- en vergadergerechtigden gelden zij die op **6 juni 2006** ("Registratiedatum") zijn ingeschreven in één van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Netherlands aangesloten instellingen waaruit blijkt aan wie de aandelen toebehoren krachtens de Wet Giraal Effectenverkeer.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang
Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen **uiterlijk 6 juni 2006 vóór 16.00 uur** schriftelijk aan te melden bij **Rabo Securities, Amstelplein 1 te Amsterdam**. De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen dat de desbetreffende aandeelhouder in hun administratie geregistreerd blijft tot en met de Registratiedatum.

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen op naam** kunnen de vergadering bijwonen indien zij zich daartoe **uiterlijk 6 juni 2006** schriftelijk hebben aangemeld bij **Nutreco Holding N.V., Veerstraat 38, 5831 JN Boxmeer** en de aandelen ten name van de houder daarvan in het aandeelhoudersregister ingeschreven blijven tot en met de Registratiedatum.

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 6 juni 2006** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de inschrijfbalie in te leveren. Voor toelating tot de vergadering kan men worden verzocht zich met een geldig identiteitsbewijs te legitimeren.

Amersfoort, 24 mei 2006

De Raad van Bestuur

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Free Translation

AGENDA

Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. to be held on June 13, 2006 at 10.30 a.m. at the company's offices, Veerstraat 38, 5831 JN Boxmeer

1. Opening

2. Articles of Association – amendments, mainly to bring the existing Articles of Association in line with recent changes in company law and in accordance with best practices of the Dutch Corporate Governance Code (see explanatory note and draft)

3. Closing

COMMENTARY TO AGENDA ITEM 2

Articles of Association – amendments mainly to bring the existing Articles of Association in line with recent changes in company law and in accordance with best practices of the Dutch Corporate Governance Code.

Reference is made to the leaflet with the existing text of the Articles of Association, the proposed changes and the explanatory notices to the proposed changes. The proposed changes aim mainly to bring the Articles of Association in line with recent changes in company law in The Netherlands and with the best practices of the Dutch Corporate Governance Code (the Code) and can be summarised as follows:

(i) Provisions concerning the appointment and the dismissal of the members of the Executive Board and of the Supervisory Board.
The Code states as best practice that the General Meeting of Shareholders may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the Executive Board and of the Supervisory Board, or their suspension or dismissal, by an absolute majority of the votes cast provided such majority represents at least one third of the issued share capital. The Articles of Association currently provide that such resolution requires a two third majority of the votes cast with more than one third of the issued shares present or represented.

(ii) Motivation of the nomination for appointment of members of the Executive Board and of the Supervisory Board in accordance with article 2:142, item 3 of the Civil Code.

(iii) Provisions concerning the remuneration policy of the Executive Board and of the Supervisory Board in accordance with article 2:135 of the Civil Code.

(iv) List of the resolutions which are subject to the approval of the General Meeting of Shareholders in accordance with article 2:107a of the Civil Code.

(v) In anticipation of expected legislation, inclusion of a provision allowing for extension of the registration period.

(vi) Statement of the countervalue of EUR 50 Million for shareholders' right to propose items for the agenda of the General Meeting of Shareholders.

(vii) Provision concerning the procedure for publication of the draft, the enabling of making comments and the publication of the final version of the minutes of the General Meeting of Shareholders.

(viii) Inclusion in the agenda of the Annual General Meeting of Shareholders of the dividend- and reserve policy and the dividend proposal.

Finally, it is proposed to include a hold harmless provision for members of the Executive Board and of the Supervisory Board in accordance with the current practice with other listed companies.

In order to finalise the amendment of the Articles of Association upon resolution by the General Meeting of Shareholders, it is proposed to grant a power of attorney to each director and staff of De Brauw Blackstone Westbroek N.V. to request the ministerial declaration of non objection and to pass the notarial deed with the amendment of the Articles of Association.

nutreco

AGENDA

Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op 13 juni 2006, aanvang 10.30 uur, ten kantore van de Vennootschap, Veerstraat 38, 5831 JN Boxmeer

1. Opening

2. Statuten – wijziging met als voornaamste doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht en met de best practices van de Code Corporate Governance (zie toelichting en drieluik)

3. Sluiting

TOELICHTING OP AGENDAPUNT 2

Statuten – wijziging met als voornaamste doel de statuten in overeenstemming te brengen met recente wijzigingen inzake vennootschapsrecht en met de best practices van de Code Corporate Governance

Verwezen wordt naar het drieluik met de huidige tekst van de artikelen in de statuten waarvan een inhoudelijke wijziging wordt voorgesteld, de voorgestelde wijzigingen en de toelichting op de voorgestelde wijzigingen. De voorgestelde wijzigingen hebben als voornaamste doel de statuten te conformeren aan recente wijzigingen in de vennootschapswetgeving en aan de best practices van de Nederlandse Corporate Governance Code (de Code) en kunnen worden samengevat als volgt:

(i) Opneming van bepalingen betreffende de benoeming en het ontslag van leden van de Raad van Bestuur en de Raad van Commissarissen. Volgens de Code heeft als uitgangspunt te gelden dat de Algemene Vergadering van Aandeelhouders een besluit tot ontneming van de bindende voordracht van een lid van de Raad van Bestuur en van de Raad van Commissarissen, of tot schorsing of ontslag neemt met een absolute meerderheid van stemmen indien die meerderheid ten minste een/derde van het geplaatst kapitaal vertegenwoordigt. De huidige statuten van de Vennootschap voorzien nu dat zulkdanig besluit dient aangenomen te worden met een twee/derde meerderheid van de uitgebrachte stemmen waarbij meer dan een/derde van het geplaatst kapitaal aanwezig of vertegenwoordigd dient te zijn.

(ii) Motivering van de voordracht tot benoeming van leden van de Raad van Bestuur en van de Raad van Commissarissen conform het bepaalde in artikel 2:142, lid 3 Burgerlijk Wetboek.

(iii) Opneming van bepalingen betreffende het remuneratiebeleid voor de leden van de Raad van Bestuur en van de Raad van Commissarissen conform artikel 2:135 Burgerlijk Wetboek.

(iv) Opneming van een lijst van de besluiten waarvoor goedkeuring door de Algemene Vergadering van Aandeelhouders noodzakelijk is, conform het bepaalde in artikel 2:107a Burgerlijk Wetboek.

(v) Vooruitlopend op verwachte wetgeving, opneming van de mogelijkheid tot verlenging van de termijn voor de registratiedatum.

(vi) Vermelding van de tegenwaarde van EUR 50.000.000 voor agenderingsrecht voor aandeelhouders.

(vii) Opneming van een bepaling betreffende de publicatie van een concept van de notulen van de Algemene Vergadering van Aandeelhouders, de mogelijkheid om daarop opmerkingen te laten gelden en van de publicatie van de definitieve versie ervan.

(viii) Opneming in de agenda voor de Algemene Vergadering van Aandeelhouders van het reserverings- en dividendbeleid en van het dividendvoorstel.

Tot slot wordt voorgesteld een statutaire vrijwaring op te nemen voor de leden van de Raad van Bestuur en van de Raad van Commissarissen in lijn met de huidige praktijk bij andere beursgenoteerde ondernemingen.

Ten einde de statutenwijziging te kunnen effectueren zodra de Algemene Vergadering van Aandeelhouders daartoe heeft besloten, wordt voorgesteld iedere bestuurder en iedere medewerker van De Brauw Blackstone Westbroek N.V. machtiging te verlenen om de vereiste ministeriële verklaring van geen bezwaar aan te vragen en de akte houdende statutenwijziging te doen verlijden.

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NUTRECO HOLDING N.V.

DATED JUNE 13, 2006

AGENDA ITEM 2

AMENDMENT OF THE ARTICLES OF ASSOCIATION

This leaflet contains only the amended articles.
The full text of the Articles of Association can be downloaded on our website or requested at ava@nutreco.com

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
Executive Board and Supervisory Board.	**Executive Board and Supervisory Board.**	
Article 14.	**Article 14.**	
14.1. Save for any restrictions laid down in the Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members, under the supervision of a Supervisory Board.	14.1. Save for any restrictions laid down in the Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members, under the supervision of a Supervisory Board.	
14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.	14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.	
14.3. The members of the Executive Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board should declare whether the recommendation is binding or not. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third	14.3. The members of the Executive Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board should declare whether the recommendation is binding or not. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of the votes cast, representing at least one-third of the issued	Article 14 has been amended in accordance with best practice provision IV.1.1. of the

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
of the issued share capital. If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board will present a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital, the General Meeting appoints a member of the Executive Board without a binding recommendation of the Supervisory Board.	share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of the votes cast is in favour of a resolution to *cancel the binding* nature of a nomination, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.	Dutch Corporate Governance Code of 9 December 2004 completed by the Tabaksblat Committee, hereinafter referred to as the **CG Code**.
14.4. The General Meeting can suspend and dismiss a member of the Executive Board by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital.	14.4. The *General Meeting can* *at all times* suspend or dismiss a member of the Executive Board. The Supervisory Board can at all times suspend a member of the Executive Board. A resolution of the General Meeting to suspend or dismiss a member of the Executive board requires a resolution passed by an absolute majority of votes cast representing at least one-third of the issued capital, unless the proposal to suspend or dismiss *is presented by the*	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
	Supervisory Board in which case a resolution passed by an absolute majority of votes cast is sufficient, no quorum to be met. If the proportion of one-third of the issued share capital as referred to in the previous sentence, is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.	
The Supervisory Board shall at all times have the power to suspend a member of the Executive Board.	The Supervisory Board shall at all times have the power to suspend a member of the Executive Board.	
14.5. The members of the Supervisory Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board, in which recommendation at least two persons will be nominated for each vacancy. The General Meeting can however at all times	14.5. The members of the Supervisory Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board needs to indicate whether the recommendation is of a binding nature or not. The General Meeting can however at	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
lift the binding force of any such recommendation by means of a resolution passed by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital.	all times lift the binding force of any such recommendation by means of a resolution passed by <u>an absolute</u> majority of the votes cast, representing <u>at least one-third</u> of the issued share capital. <u>If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.</u>	
If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board presents a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution adopted by a majority of two-thirds of the votes cast, representing more than a third of the issued share capital, the	If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board presents a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution adopted <u>in the manner described above in this paragraph</u>, the General Meeting appoints a member of the	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
General Meeting appoints a member of the Supervisory Board without a binding recommendation of the Supervisory Board.	Supervisory Board without a binding recommendation of the Supervisory Board.	
14.6. The members of the Supervisory Board can be suspended or dismissed by the General Meeting with a majority of two-thirds of the votes cast, representing more than a third of the issued share capital.	14.6. The members of the Supervisory Board can be suspended or dismissed by the General Meeting with an absolute majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.	
14.7. Each recommendation for the appointment of a member of the Executive Board or of the Supervisory Board, shall be accompanied by a notice specifying the candidate's age, profession, the amount of the shares he holds in the capital of the Company and the positions he holds or has held, insofar as such positions are of	14.7. Each recommendation for the appointment of a member of the Executive Board or of the Supervisory Board, shall be accompanied by a notice specifying the candidate's age, profession, the amount of the shares he holds in the capital of the Company and the positions he holds or has held, insofar as such positions are of	

	PRESENT ARTICLES OF ASSICIATION		PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
	importance in connections with the fulfilment of the duties of office of a member of the Executive Board or of the Supervisory Board respectively. Such notice shall also specify, the legal persons with whom he is associated as a member of their Supervisory Board with, in cases where such legal persons include any which belong to one and the same group, the name of such group sufficing. The recommendation for the appointment of a member of the Executive Board or of the Supervisory Board shall state the reasons for the intended appointment.		importance in connections with the fulfilment of the duties of office of a member of the Executive Board or of the Supervisory Board respectively. Such notice shall also specify, the legal persons with whom he is associated as a member of their Supervisory Board with, in cases where such legal persons include any which belong to one and the same group, the name of such group sufficing. The recommendation for the appointment of a member of the Executive Board or of the Supervisory Board shall <u>be motivated. On a reappointment the manner in which the candidate has fulfilled his duties as a member of the Supervisory Board shall be taken into account.</u>	Amendment in line with the change in law of Book 2 Dutch Civil Code, which came into force on 1 October 2004, hereinafter referred to as the "Amendment"; Section 2:142 paragraph 3 (last sentence) Dutch Civil Code.
14.8.	If either the General Meeting or the Supervisory Board has suspended a member of the Executive Board or if a member of the Supervisory Board has been suspended, the General Meeting must within three months after the effective date of suspension pass a resolution to remove him from office or to lift or to extend his suspension, in the absence of which	14.8.	If either the General Meeting or the Supervisory Board has suspended a member of the Executive Board or if a member of the Supervisory Board has been suspended, the General Meeting must within three months after the effective date of suspension pass a resolution to remove him from office or to lift or to extend his suspension, in the absence of which	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
resolution the suspension shall terminate. A resolution to extend the suspension can only be passed once and the period of extension of the suspension may not exceed three months from the date on which the General Meeting adopted the resolution to extend the suspension. The suspension terminates if the General Meeting has not resolved within the period of further suspension to terminate the suspension. A suspended member of either the Executive Board or the Supervisory Board shall be given the opportunity to account for his conduct at the General Meeting and to have himself assisted by a legal advisor.	resolution the suspension shall terminate. A resolution to extend the suspension can only be passed once and the period of extension of the suspension may not exceed three months from the date on which the General Meeting adopted the resolution to extend the suspension. The suspension terminates if the General Meeting has not resolved within the period of further suspension to terminate the suspension. A suspended member of either the Executive Board or the Supervisory Board shall be given the opportunity to account for his conduct at the General Meeting and to have himself assisted by a legal advisor.	
14.9. The General Meeting may grant a fixed amount as remuneration to the members of the Supervisory Board. Expenses shall be reimbursed.		Paragraph 9 of the current articles has been moved to article 19 paragraph 3 (new).
<u>Representation.</u>	**<u>Representation.</u>**	
<u>Article 16.</u>	**<u>Article 16.</u>**	
16.1. The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the	16.1. The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
members of the Executive Board individually.	members of the Executive Board individually.	
16.2. If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have the power to appoint one or several other persons for that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board.	16.2. If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have the power to appoint one or several other persons for that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board <u>unless the General Meeting designates another person for such purpose</u>.	The General Meeting is based on section 2:146 Dutch Civil Code at all times entitled to appoint an authorised person to represent the Company should there be a conflict of interest stapplans from recent case law that the authority is rather strict.
If a member of the Executive Board, not in a private capacity, has a conflicting interest with the Company in any way other than described in the first sentence of this paragraph, he shall be entitled to represent	If a member of the Executive Board, not in a private capacity, has a conflicting interest with the Company in any way other than described in the first sentence of this paragraph, he shall be entitled to represent	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
the Company, as shall each of the other members of the Executive Board. 16.3. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney. **Restrictions of executive powers.** **Article 17.** 17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney. a. the issue and acquiring of shares in and debentures issued by the Company or of debentures issued by a limited partnership or a partnership in which the Company is a fully liable partner; b. the application for the inclusion in or removal of the documents, mentioned above sub a. from the official listing of any stock exchange; c. the entering or termination of a long term joint venture between the Company or a dependent company with another legal entity or company	the Company, as shall each of the other members of the Executive Board. 16.3. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney. **Restrictions of executive powers.** **Article 17.** 17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney. a. the issue and acquiring of shares in and debentures issued by the Company or of debentures issued by a limited partnership or a partnership in which the Company is a fully liable partner; b. the application for the inclusion in or removal of the documents, mentioned above sub a. from the official listing of any stock exchange; c. the entering or termination of a long term joint venture between the Company or a dependent company with another legal entity or company	

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or as a fully liable partner in a limited partnership or in a general partnership, if such joint venture or termination thereof is of substantial relevance;	or as a fully liable partner in a limited partnership or in a general partnership, if such joint venture or termination thereof is of substantial relevance;	
d. the participation by the Company or by a dependent company in the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;	d. the participation by the Company or by a dependent company in the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;	
e. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;	e. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;	
f. a proposal to amend the Articles of	f. a proposal to amend the Articles of	

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Association;	Association;	
g. a proposal to dissolve the Company;	g. a proposal to dissolve the Company;	
h. the filing for bankruptcy and/or application for a moratorium;	h. the filing for bankruptcy and/or application for a moratorium;	
i. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;	i. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;	
j. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;	j. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;	
k. a proposal to reduce the issued share capital.	k. a proposal to reduce the issued share capital.	
17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly. Resolutions of the Executive Board, as far as not mentioned under one of letters of	17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly. Resolutions of the Executive Board, as far as not mentioned under one of letters of	

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paragraph 1 of this *Article and as* determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.	paragraph 1 of this Article and as determined by the Supervisory Board *shall* require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.	
The absence of the approval mentioned in the preceding paragraph and this paragraph does not affect the power of representation, as referred to in paragraph 1 of Article 16.		The last sentence of paragraph 2 has been moved to paragraph 6.
17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.	17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.	
17.4. Resolutions of the Executive Board as determined by the meeting of *holders of* cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative preference 'A' shares shall	17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative preference 'A' shares shall	

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carefully describe such management resolutions and notify the Executive Board accordingly. The absence of any approval required pursuant to this paragraph shall not affect the power of representation as referred to in paragraph 1 of Article 16.	carefully describe such management resolutions and notify the Executive Board accordingly.	The last sentence of paragraph 4 has been moved to paragraph 6.
	17.5. Without prejudice to any other applicable provision of these articles of association, the Board of Management shall furthermore require the prior approval of the Supervisory Board and the General Meeting for resolutions of the Board of Management regarding a significant change in the identity or nature of the Company or the enterprise, including in any event: a. the transfer of the enterprise or practically the entire enterprise to a third party; b. to conclude or cancel any long-lasting co-operation by the company or a subsidiary (*"dochtermaatschappij"*) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-	Section 2:107a Dutch Civil Code requires that resolutions regarding a significant change in the identity or nature of the Company or the enterprise are subject to the approval of the General Meeting. Having regard to the interest of such resolutions they are also subject to the approval of the Supervisory Board.

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	operation or the cancellation thereof is of essential importance to the company;	
	c. to acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or a subsidiary ("*dochtermaatschappij*").	
	17.6. The absence of the approval of the Supervisory Board as well as the General Meeting for a resolution referred to in this article shall not affect the power of representation as referred to in paragraph 1 of Article 16.	
	Remuneration members Executive Board and Supervisory Board.	
	Article 19.	
	19.1. The policy regarding the remuneration of the members of the Board of Management will be adopted by the General Meeting	Section 2:135 Dutch Civil Code. The remuneration policy will be adopted by the General Meeting upon a proposal of the

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	upon a proposal of the Supervisory Board.	Supervisory Board.
	19.2. The remuneration of the members of the Board of Management will, with due observance of the policy set out in paragraph 1, be determined by the Supervisory Board. The Supervisory Board will submit for approval by the General Meeting a proposal regarding the arrangements for the remuneration in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the members of the Board of Management and which criteria apply to an award or modification. The absence of the approval of the general meeting of shareholders shall not affect the representative authority of the Supervisory Board.	In accordance with Section 2:135 Dutch Civil Code the General Meeting has the authority to adopt the remuneration of the Executive Board. The articles may designate another corporate body.
	19.3. Upon the proposal of the Supervisory Board, the General Meeting shall determine the remuneration of the members of the Supervisory Board, which shall consist of a fixed yearly amount. A member of the Supervisory Board shall not be granted any	Paragraph 9 of the current articles has been moved to article 19 paragraph 3 (new).

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	shares and/or rights to acquire shares by way of remuneration.	
	19.4. The Supervisory Board may grant an additional remuneration to be borne by the Company to its Chairman or to members who pursuant to a resolution of the Supervisory Board have been designated to perform certain functions or activities of the Supervisory Board.	
	Indemnification members Executive Board and Supervisory Board	
	Article 20	
	Unless Dutch law provides otherwise, current and former managing directors and supervisory directors will be idemnified for:	Indemnification clause for any claims submitted by third parties to the Executive Board and Supervisory Board.
	a. the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request;	
	b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;	
	c. the reasonable costs of appearing in other legal proceedings in which they are involved as current or former managing directors or	

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	supervisory directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.	
	There shall be no entitlement to the indemnification as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("*opzettelijk*"), intentionally reckless ("*bewust roekeloos*") or seriously culpable ("*ernstig verwijtbaar*") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The company may take out liability insurance for the benefit of the persons concerned. The supervisory board may by agreement or otherwise give further implementation to the above with respect to managing directors.	
General meeting. Notice. Venue of the General Meeting.	**General meeting. Notice. Venue of the General Meeting.**	
Article 19.	**Article 21.**	
19.1. Without prejudice to the provisions of Article 26, General Meetings shall be held	21.1. Without prejudice to the provisions of Article 28, General Meetings shall be held	

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as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.	as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.	
19.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the	21.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the	

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Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.	Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.	
19.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.	21.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.	
19.4. The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting. Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 20 paragraph 6, be specified in the notice calling the meeting. If the proposal concerns an amendment of	21.4. The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting. Proposals to amend the provisions of the Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 22 paragraph 6, be specified in the notice calling the meeting. If the proposal concerns an amendment of	

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the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions	the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions	

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can be adopted.	can be adopted.	
19.5. Shareholders representing at least one per cent (1%) of the issued share capital have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding.	<u>21</u>.5. Shareholders representing at least one per cent (1%) of the issued share capital <u>and shareholders representing a value of not less than fifty million euro (EUR 50,000,000)</u> have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding.	Section 2:114a Dutch Civil Code.
If they have submitted their proposals to the Executive Board or the Supervisory Board within such a period that the Executive Board can put them on the agenda of the next meeting or can still publish a supplemental notice of their consideration prior to that meeting, with due observance of the period specified for the notice of meeting and in the same manner as stated above, in a nationally distributed daily newspaper, as well as - in the event of a listing, as referred to in article 9, paragraph 3 - in the Official List of Euronext Amsterdam N.V., the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the	If they have submitted their proposals <u>no later than the sixtieth day prior to the day of the General Meeting</u> to the Executive Board or the Supervisory Board, the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in	

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Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.	bearer form as referred to in the first sentence of this paragraph.	
19.6. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).	21.6. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).	
Admittance to and chairmanship of the General Meeting.	**Admittance to and chairmanship of the General Meeting.**	
Article 20.	**Article 22.**	
20.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the	22.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the	

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Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.	Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.	
20.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	<u>22</u>.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.	
20.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder	<u>22</u>.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder	

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of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.	of the register has given notice in writing to the Company prior to the General Meeting, that the person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.	
20.4. If the Executive Board does not exercise its right as determined in paragraph 3, a holder of shares in registered form, as well as a holder of shares in right of usufruct or	22.4. If the Executive Board does not exercise its right as determined in paragraph 3, a holder of shares in registered form, as well as a holder of shares in right of usufruct or	

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pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.	pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.	
20.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by	<u>22</u>.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by	

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the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.	the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.	
20.6. The notice for the meeting shall in each case make reference to paragraphs 4 and 5 hereof.	22.6. The notice for the meeting shall in each case make reference to paragraphs 4 and 5 hereof.	
20.7. The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.	22.7. The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.	

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20.8. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.	22.8. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.	
20.9. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.	22.9. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.	
20.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken	22.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken	

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related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.	related to a proposal not recorded in writing. However, if immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.	
20.11. Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that	22.11. Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company. 20.12. The Executive Board shall keep a minute book in which the adopted minutes of each General Meeting shall be entered and in which shall further be inserted a copy of each notarial record made of any General Meeting. The minute book shall be open to the inspection of the persons entitled to	can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
attend General Meetings at the office of the Company. Upon request any person entitled to attend General Meetings shall be issued a copy of or extract from the minutes of any General Meeting, at a charge not exceeding cost.		
	22.12. The minutes of the General Meeting of shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner provided for in the preceding paragraph. In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of this paragraph are not applicable. Such notarial record needs to be prepared no later than three months after the end of the meeting and on request of the shareholder, be made available.	Elaboration of best practice provision IV.3.8. CG Code.
	22.13. A certificate signed by the Chairman confirming that the General Meeting has adopted a particular resolution, shall	Provision included to facilitate the progress of such procedures.

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
	<u>constitute evindence of such resolution vis-á-vis third parties.</u>	
<u>Voting rights. Decision-making.</u>	**<u>Voting rights. Decision-making.</u>**	
<u>Article 21.</u>	**<u>Article 23.</u>**	
21.1. Each share carries the right to cast one vote in the General Meeting.	<u>23</u>.1. Each share carries the right to cast one vote in the General Meeting.	
21.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.	<u>23</u>.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The *Company or a* subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.	
21.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect	<u>23</u>.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
of which no votes may be cast shall not be taken into account.	of which no votes may be cast shall not be taken into account.	
21.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.	23.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.	
21.5. Blank votes and invalid votes shall not be counted.	23.5. Blank votes and invalid votes shall not be counted.	
21.6. Votes on business matters - including proposals concerning the suspension, dismissal or removal of persons - shall be taken by voice, but votes on the election of persons shall be taken by secret ballot, unless the Chairman decides on a different method of voting and none of the persons entitled to attend General Meetings present at the meeting object to such different method of voting.		
	23.6. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation.	Amendment to enable voting by using an electronic voting system instead of voting in writing.
21.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the	23.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.	provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.	
21.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding	23.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.	share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.	
Annual meeting. Approval of annual accounts. **Article 26.** 26.1. Each year at least one General Meeting shall be held, that meeting to be held within six months after the end of the Company's last expired financial year; this General Meeting shall be referred to hereinafter as: the Annual Meeting. The agenda of the Annual Meeting shall contain at least the following subjects: a. discussion of the annual report on the last expired financial year; b. adoption of the annual accounts of the last expired financial year;	**Annual meeting. Approval of annual accounts.** **Article 28.** 28.1. Each year at least one General Meeting shall be held, that meeting to be held within six months after the end of the Company's last expired financial year; this General Meeting shall be referred to hereinafter as: the Annual Meeting. The agenda of the Annual Meeting shall contain at least the following subjects: a. discussion of the annual report on the last expired financial year; b. adoption of the annual accounts of the last expired financial year;	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
c. allocation of the profits realised in the last expired financial year, or determination of the manner in which any loss realised in that year will be cleared;	c. allocation of the profits realised in the last expired financial year, or determination of the manner in which any loss realised in that year will be cleared;	
d. release from liability of the members of the Executive Board for their management and release from liability of the Supervisory Directors for their supervision during the financial year concerned.	d. release from liability of the members of the Executive Board for their management; e. release from liability of the Supervisory Directors for their supervision during the financial year concerned;	Best practice provision IV.1.6. CG Code prescribes that release from liability of members of the Executive Board respectively Supervisory Board shall be voted on separately in the General Meeting.
	f. the reserves and dividend policy of the Company; and g. if applicable, the proposal to distribute dividends.	Pursuant to best practice provisions IV.1.4. and IV.1.5. CG Code items f. and g. have been included.
26.2. The subjects listed in paragraph 1 of this Article need not be stated in the agenda of the Annual Meeting if the term for preparing the annual accounts has been extended or if a proposal to extend said term is included in that agenda.	28.2. The subjects listed in paragraph 1 of this Article need not be stated in the agenda of the Annual Meeting if the term for preparing the annual accounts has been extended or if a proposal to extend said term is included in that agenda.	
26.3. If an auditor's certificate on the annual accounts is required and if the General Meeting has not had the opportunity of inspecting that certificate, the annual	28.3. If an auditor's certificate on the annual accounts is required and if the General Meeting has not had the opportunity of inspecting that certificate, the annual	

PRESENT ARTICLES OF ASSICIATION	PROPOSED AMENDMENTS OF THE ARTIELS OF ASSOCIATION	EXPLANATION
accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.	accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.	
26.4. If the annual accounts are adopted in amended form after correction, copies of such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.	28.4. If the annual accounts are adopted in amended form after correction, copies of such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.	

nutreco

Resolution taken at the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. held on 13 June 2006 at 10.30 a.m. at the offices of the Company at Veerstraat 38, 5831 JN Boxmeer, The Netherlands

Shares present or represented

Ordinary Shares	
Total issued ordinary shares on 13 June 2006:	34,868,682
Ordinary shares present or represented:	9,980,812
Percentage	28.6%
Cumulative Preference A shares (CumPref A)	
Total issued CumPref A shares on 13 June 2006:	6,241,500
CumPref A shares present or represented:	6,241,500
Percentage	100%

Resolution

At the Extraordinary General Meeting of Shareholders of 13 June 2006 the sole resolution concerning the amendment of the Articles of Association was adopted unanimously.

Minutes of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. held on 13 June 2006

FREE TRANSLATION

Minutes of the proceedings of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., a public limited liability company (the "Company") having its registered office in Boxmeer, held at the offices of Nutreco Holding N.V., Veerstraat 38, Boxmeer, The Netherlands on 13 June 2006

1. Opening

The Chairman of the Supervisory Board, Mr **R. Zwartendijk**, acted as chairman and opened this extraordinary general meeting of shareholders of the Company at 10.30 hours. He began by welcoming the shareholders, guests and the delegation from the central works council, attending the meeting as observers.

The Chairman appointed Mr **B. Verwilghen**, Company Secretary, as secretary of the meeting and announced that the minutes of this meeting would be kept by Mrs **A.M.G.C. Struycken**, civil-law notary candidate with the firm of De Brauw Blackstone Westbroek N.V.

This meeting was to be recorded on audio and video tape for the purposes of minute-taking.

The Chairman pointed out that the invitation and the agenda for this meeting had been published in Het Financiële Dagblad and Officiële Prijscourant on 24 May 2006. The agenda with explanatory notes and attachment had been made available and were available free of charge at the office of the Company and at the office of Rabo Securities in Amsterdam, and had been forwarded free of charge to shareholders who had registered or had asked for same to be sent to them. The documents had also been made available in Dutch and English on the Company's website (www.nutreco.com).

The Chairman noted that no requests for additional items to be placed on the agenda had been received from shareholders with an interest of more than 1% of the ordinary shares.

The Chairman noted that the Executive Board had opted for the possibility of setting a registration date, choosing 6 June 2006 as such date. This had enabled shareholders to take part in the meeting by having their shareholding registered by 6 June 2006 at the latest, without having to block their shares until after the meeting.

The Chairman announced that the quorum of 50% of issued shares present or represented, required by the articles of association, was not achieved at the General Meeting of Shareholders of 18 May 2006, which meant that this Extraordinary General Meeting of Shareholders had been convened within the period envisaged in the articles of association.

In accordance with clause 29.3 of the articles of association, this meeting can take valid decisions on this agenda item, regardless of the capital represented, by an ordinary majority of shares present or represented.

Before moving on to item 2 on the agenda **the Chairman** drew attention to the following points. Firstly, **the Chairman** asked everyone who wanted to ask questions to make this clearly known and, once given the floor, to make use of the microphone provided for this purpose. **The Chairman** asked those present to state clearly their name, address and, where relevant, the organisation they represented for reporting purposes. Secondly, **the Chairman** asked everyone to switch off their mobile phones.

The Chairman proposed proceeding to item 2 on the agenda.

2. Articles of Association – amendments mainly to bring the existing Articles of Association in line with recent changes in company law and in accordance with best practices of the Dutch Corporate Governance Code

The Chairman noted this item concerns the proposal to amend the Articles of Association. The proposed changes aim mainly to bring the Articles of Association in line with recent changes in company law in The Netherlands and with the best practices of the Dutch Corporate Governance Code (the Code). The proposed changes have been summarized in the explanatory notes of the agenda. It is also proposed to include a hold harmless provision for members of the Executive Board and of the Supervisory Board in accordance with the current practice with other listed companies.
The draft of the amendment of the Articles of Association and a leaflet containing the present text of the Articles of Association had been filed as an appendix to the agenda and explanatory notes, sent to shareholders and also placed on the Company's web site.

The Chairman informed the meeting that the proposed changes related to:

(i) Provisions concerning the appointment and the dismissal of the members of the Executive Board and of the Supervisory Board.
The Code states as best practice that the General Meeting of Shareholders may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the Executive Board and of the Supervisory Board, or their suspension or dismissal, by an absolute majority of the votes cast provided such majority represents at least one third of the issued share capital. The Articles of Association currently provide that such resolution requires a two third majority of the votes cast with more than one third of the issued shares present or represented.

(ii) Motivation of the nomination for appointment of members of the Executive Board and of the Supervisory Board in accordance with article 2:142, item 3 of the Civil Code.

(iii) Provisions concerning the remuneration policy of the Executive Board and of the Supervisory Board in accordance with article 2:135 of the Civil Code.

(iv) List of the resolutions which are subject to the approval of the General Meeting of Shareholders in accordance with article 2:107a of the Civil Code.

(v) In anticipation of expected legislation, inclusion of a provision allowing for extension of the registration period.

(vi) Statement of the countervalue of EUR 50 Million for shareholders' right to propose items for the agenda of the General Meeting of Shareholders.

(vii) Provision concerning the procedure for publication of the draft, the enabling of making comments and the publication of the final version of the minutes of the General Meeting of Shareholders.

(viii) Inclusion in the agenda of the Annual General Meeting of Shareholders of the dividend- and reserve policy and the dividend proposal.

At the request of Mr **Van Riet, the Chairman** confirmed that the right to propose items for the agenda of the General Meeting of Shareholders is reserved to shareholders representing at least 1% of the issued share capital, or to shareholders representing at least a value of EUR 50 million.
The addition of the EUR 50 million counter value resulted from a recent change in legislation. The consequence was that shareholders who do not satisfy one of these requirements did not have the right to propose items for the General Meeting of Shareholders.

The Chairman noted that, in order to finalise the amendment of the Articles of Association upon resolution by the General Meeting of Shareholders, it is proposed to grant a power of attorney to each director and staff of De Brauw Blackstone Westbroek N.V. to request the ministerial declaration of non objection and to pass the notarial deed with the amendment of the Articles of Association.

In accordance with clause 29.1 of the Articles of Association, a change to certain clauses in the Articles of Association should be approved by the holders of cumulative preferential A shares. **The Chairman** declares that the holders of these shares have confirmed their consent to the proposed amendment of the Articles of Association.

The Chairman asked if there are any questions and gave the floor to Mr **Van Riet**.

Mr **Van Riet** wondered whether the prior approval of the Executive Board or of the Supervisory Board should not be obtained first, before giving power of attorney to directors and staff of De Brauw Blackstone Westbroek N.V.

The Chairman remarked that the General Meeting of Shareholders needed to give this power of attorney prior to actually amending the Articles of Association.

Mr Van Riet concurred with the Chairman.

The Chairman concluded there were no further questions and proposed to vote. No voting sets would be used, only verbal votes against the proposed resolution. After the voting, **the Chairman** concluded the proposed amendment of the Articles of Association was adopted without any counter votes.

The Chairman informed the meeting that the number of shareholders present in person or by proxy was 18 and that the total number of voting shares present at the meeting and/or represented was 16,222,312, consisting of 9,980,812 ordinary shares (28.6% of total ordinary shares issued) and 6,241,500 cumulative preferential A shares (100% of the issued cumulative preferential A shares).

There being no further questions, **the Chairman** thanked all those attending the meeting for their attention at this Extraordinary General Meeting of Shareholders of Nutreco Holding N.V.

3. Close of the Meeting

The Chairman closed the meeting at 10.45 a.m.

R. Zwartendijk
Chairman

B. Verwilghen
Secretary

Free translation

United States Securities and Exchange Commission Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER Nutreco Holding N.V. | FILE NO. 82- 4927

NUTRECO HOLDING N.V.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., to be held on Thursday, August 31, 2006 at 09.30 a.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Agenda

1. Opening
2. Approval to make a distribution to holders of ordinary shares of a dividend of EUR 9 per ordinary share out of the undistributed result part of the general reserves
3. Closing

The agenda with explanatory notes is available as from today at the offices of Rabo Securities, Amstelplein 1, Amsterdam and at the company's offices, Veerstraat 38, Boxmeer. The agenda with explanatory notes is available for attendees at the above locations free of charge or will be sent free of charge to those attendees having so requested (e-mail: ava@nutreco.com). The agenda with explanatory notes is also available via the internet on www.nutreco.com.

Registration Date

In accordance with article 22.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **August 24, 2006** ("Registration Date") in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Netherlands from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission

Persons entitled to vote at and attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabo Securities, Amstelplein 1 at Amsterdam (The Netherlands)** on **August 24, 2006 before 04.00 p.m.** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **August 24, 2006** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **August 24, 2006** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Amersfoort, August 15, 2006

The Executive Board

NUTRECO HOLDING N.V.

BUITENGEWONE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Oproeping tot de Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., die zal plaatsvinden op donderdag 31 augustus 2006, aanvang 09.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Agenda

1. Opening
2. Goedkeuring uitkering aan houders van gewone aandelen van een dividend van EUR 9 per gewoon aandeel ten laste van de onverdeelde winst in de algemene reserves
3. Sluiting

De agenda met toelichting ligt vanaf heden ter inzage ten kantore van Rabo Securities, Amstelplein 1 te Amsterdam en ten kantore van de Vennootschap, Veerstraat 38 te Boxmeer. De agenda met toelichting is aldaar voor vergadergerechtigden gratis verkrijgbaar of wordt gratis toegestuurd aan de aandeelhouders die hierom hebben verzocht (e-mail: ava@nutreco.com). Tevens is de agenda met toelichting via het internet beschikbaar op www.nutreco.com.

Registratiedatum

Conform artikel 22.3 van de statuten van de Vennootschap heeft de Raad van Bestuur bepaald dat voor de Buitengewone Algemene Vergadering van Aandeelhouders van 31 augustus 2006 als stem- en vergadergerechtigden gelden zij die op **24 augustus 2006** ("Registratiedatum") zijn ingeschreven in één van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Netherlands aangesloten instellingen waaruit blijkt aan wie de aandelen toebehoren krachtens de Wet Giraal Effectenverkeer.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen **uiterlijk 24 augustus 2006 vóór 16.00 uur** schriftelijk aan te melden bij **Rabo Securities, Amstelplein 1 te Amsterdam**. De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen dat de desbetreffende aandeelhouder in hun administratie geregistreerd blijft tot en met de Registratiedatum.

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen op naam** kunnen de vergadering bijwonen indien zij zich daartoe **uiterlijk 24 augustus 2006** schriftelijk hebben aangemeld bij **Nutreco Holding N.V., Veerstraat 38, 5831 JN Boxmeer** en de aandelen ten name van de houder daarvan in het aandeelhoudersregister ingeschreven blijven tot en met de Registratiedatum.

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 24 augustus 2006** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de inschrijfbalie in te leveren. Voor toelating tot de vergadering kan men worden verzocht zich met een geldig identiteitsbewijs te legitimeren.

Amersfoort, 15 augustus 2006

De Raad van Bestuur

nutreco

Free Translation

AGENDA

Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. to be held on 31 August 2006 at 09.30 a.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening
2. Approval to make a distribution to holders of ordinary shares of a dividend of EUR 9 per ordinary share out of the undistributed result part of the general reserves
3. Closing

EXPLANATORY NOTICE TO AGENDA ITEM 2

Approval to make a distribution to holders of ordinary shares of a dividend of EUR 9 per ordinary share out of the undistributed result part of the general reserves

In accordance with article 29 of the Articles of Association of the Company the General Meeting of Shareholders is asked to approve the proposal of the Executive Board to make a distribution to the holders of ordinary shares of EUR 9 per ordinary share out of the undistributed result part of the general reserves.

This proposal received the approval of the Supervisory Board of the Company.

On 6 March 2006, Nutreco reached an agreement with Geveran Trading on the disposal of the company's 75% stake in Marine Harvest. Geveran Trading immediately assigned this agreement to Pan Fish ASA. The competition authorities in the various countries have cleared the transaction, with the exception of France and the United Kingdom. The UK's competition authority is expected to give its decision on 20 December 2006. A decision of the French competition authority is expected prior to that date. The Marine Harvest shares can be legally transferred to the new owner after the sale has been finally cleared.

Nutreco and the company's advisers have concluded that the payment on 28 March 2006 should be considered as the date on which the book profit was realised, because:

- on that date Nutreco received an irrevocable payment of 100% of the purchase price for its 75% interest in Marine Harvest;
- from that moment on Nutreco has free disposition of the proceeds;
- it has been agreed with the purchaser that all Marine Harvest's results since 1 January 2006 and the risks on the transaction will be for the purchaser's account.

The book gain on the disposal of Marine Harvest is as follows:

(EUR x million)	
Investment in Marine Harvest as at 1 January 2006	**459.5**
Share in result after tax in the period 1 January – 28 March 2006	26.8
Transaction costs, foreign exchange translation differences, release of unrealised profits on feed deliveries to Marine Harvest and share in direct entries of Marine Harvest in the periode 1 January – 28 March 2006, net of tax	15.8
Investment in Marine Harvest as at 28 March 2006	**502.1**
Net proceeds of shares	881.3
Gain on sale of Marine Harvest, net of tax	**379.2**

The proposed distribution of EUR 9 per ordinary share, or EUR 310,106,862 over the 34,456,318 (status 30 June) issued and placed shares, will be charged to the undistributed result part of the general reserves. The table below shows the status of the equity per 30 June 2006.

	As at 1 January 2006 ***(EUR x thousand)***	**As at 30 June 2006** ***(EUR x thousand***
Issued and paid up share capital	**8,287**	**8,269**
Share premium account	**332,267**	**358,427**
Hedging reserve	**-68**	**2,020**
Retained earnings	**184,318**	**207,772**
Undistributed result	**134,448**	**435,350**
Translation reserve	**38,982**	**5,634**
Total attributable to equity holders	**698,234**	**1,017,472**
Minority interest	**13,023**	**4,802**
Total equity	**711,257**	**1,022,274**

The proposed distribution of EUR 310 million (rounded off) will be charged entirely to the undistributed result part of the general reserves and will be paid in cash only, after deduction of the usual dividend tax, to the holders of ordinary shares.

The following timetable applies:

15 August 2006: Publication of the agenda and explanatory notice
24 August 2006: Registration date
31 August 2006: Extraordinary General Meeting of Shareholders
1 September 2006: Ex-dividend date
8 September 2006: Payment to holders of ordinary shares

nutreco

AGENDA

Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op 31 augustus 2006, aanvang 09.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Goedkeuring uitkering aan houders van gewone aandelen van een dividend van EUR 9 per gewoon aandeel ten laste van de onverdeelde winst in de algemene reserves

3. Sluiting

TOELICHTING OP AGENDAPUNT 2

Goedkeuring uitkering aan houders van gewone aandelen van een dividend van EUR 9 per gewoon aandeel ten laste van de onverdeelde winst in de algemene reserves

Conform artikel 29 van de statuten van de Vennootschap wordt aan de Algemene Vergadering van Aandeelhouders goedkeuring gevraagd van het voorstel van de Raad van Bestuur tot uitkering aan houders van gewone aandelen van EUR 9 per gewoon aandeel ten laste van de onverdeelde winst in de algemene reserves.

Dit voorstel is goedgekeurd door de Raad van Commissarissen van de Vennootschap.

Op 6 maart 2006 werd door Nutreco overeenstemming bereikt met Geveran Trading over de verkoop van het 75%-belang in Marine Harvest. Geveran Trading heeft deze overeenkomst onmiddellijk overgedragen aan Pan Fish ASA. Alle goedkeuringen van mededingingsautoriteiten met betrekking tot de transactie zijn inmiddels ontvangen, met uitzondering van Frankrijk en het Verenigd Koninkrijk. De mededingingsautoriteit in het Verenigd Koninkrijk zal naar verwachting op 20 december 2006 een uitspraak doen. Een uitspraak van de Franse mededingsautoriteit wordt nog voor die datum verwacht. Na de goedkeuring van de autoriteiten kunnen de aandelen in Marine Harvest juridisch worden overgedragen aan de nieuwe eigenaar.

Nutreco heeft met haar adviseurs geconcludeerd dat de betaling op 28 maart 2006 moet worden beschouwd als het moment waarop de boekwinst is gerealiseerd omdat:

- Nutreco op die dag een onherroepelijke 100%-betaling op de transactie heeft ontvangen voor haar 75%-belang in Marine Harvest;
- Nutreco vanaf dat moment vrij over dit bedrag kan beschikken;
- met de koper is overeengekomen dat alle resultaten van Marine Harvest na 1 januari 2006 voor rekening van de koper komen en tevens dat de risico's van de transactie geheel voor rekening van de koper zijn.

De boekwinst gerealiseerd op de verkoop van Marine Harvest doet zich als volgt voor:

(EUR x miljoen)	
Investering in Marine Harvest per 1 januari 2006	459,5
Aandeel in resultaat na belasting in de periode 1 januari – 28 maart 2006	26,8
Transactiekosten, valutaomrekeningsverschillen, vrijval van ongerealiseerde winsten op voerleveringen aan Marine Harvest en aandeel in directe boekingen in eigen vermogen van Marine Harvest in de periode 1 januari – 28 maart 2006, na belasting	15,8
Investering in Marine Harvest per 28 maart 2006	502,1
Ontvangen vergoeding verkoop Marine Harvest	881,3
Boekwinst op verkoop Marine Harvest na belasting	379,2

De voorgestelde uitkering van EUR 9 per gewoon aandeel, of EUR 310.106.862 voor de 34.456.318 (stand 30 juni) in omloop zijnde aandelen, zal ten laste komen van de onverdeelde winst in de algemene reserves. In onderstaande tabel worden de standen van het eigen vermogen per 30 juni 2006 weergegeven.

	Stand per 1 januari 2006 (EUR x duizend)	Stand per 30 juni 2006 (EUR x duizend)
Geplaatst en volgestort aandelenkapitaal	8.287	8.269
Agio	332.267	358.427
Afdekkingsreserve	-68	2.020
Ingehouden winst	184.318	207.772
Onverdeelde winst	134.448	435.350
Reserve-omrekeningsverschillen	38.982	5.634
Totaal toe te rekenen aan aandeelhouders	698.234	1.017.472
Minderheidsbelang	13.023	4.802
Totaal eigen vermogen	711.257	1.022.274

De voorgestelde uitkering van (afgerond) EUR 310 miljoen zal geheel ten laste worden gebracht van de onverdeelde winst in de algemene reserves en zal uitsluitend in contanten, onder inhouding van de gebruikelijke dividendbelasting, aan de houders van gewone aandelen worden uitgekeerd.

Het volgende tijdschema is van toepassing:

15 augustus 2006:	Publicatie agenda en toelichting
24 augustus 2006:	Registratiedatum
31 augustus 2006:	Buitengewone Algemene Vergadering van Aandeelhouders
1 september 2006:	Ex-dividend datum
8 september 2006:	Betaalbaarstelling dividend in contanten

nutreco

Resolution taken at the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. held on 31 August 2006 at 09.30 a.m. at NH Barbizon Palace Hotel, Amsterdam, The Netherlands

Shares present or represented

Ordinary Shares

Total issued ordinary shares on 31 August 2006:	34,868,682
Ordinary shares present or represented:	10,917,406
Percentage	31.3%

Cumulative Preference A shares (CumPref A)

Total issued CumPref A shares on 31 August 2006:	6,241,500
CumPref A shares present or represented:	6,241,500
Percentage	100%

Resolution

At the Extraordinary General Meeting of Shareholders of 31 August 2006 the sole resolution concerning the distribution to holders of ordinary shares of a dividend of EUR 9 per ordinary share was adopted with 17,158,341 votes in favour, 1 vote against and nil abstentions.

DRAFT MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NUTRECO HOLDING N.V., HELD ON 31 AUGUST 2006

Shareholders are invited to send any comments or remarks, before 31 January 2007, to the following e-mail address: ava@nutreco.com.

FREE TRANSLATION

Minutes of the proceedings of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., a public limited liability company (the "Company") having its registered office in Boxmeer, held in Amsterdam, NH Barbizon Palace Hotel, on 31 August 2006

1. Opening

The Chairman of the Supervisory Board, Mr **R. Zwartendijk**, acted as Chairman and opened this Extraordinary General Meeting of Shareholders of the Company at 09.30 a.m. He first welcomed the shareholders, the representatives of the press, the invitees and the delegation of the Central Works Council.

The Chairman appointed Mr **B. Verwilghen**, the Company's Secretary, as Meeting secretary. **The Chairman** reported that minutes of the Meeting were taken by Mr **P. Klemann**, civil law notary at law firm De Brauw Blackstone Westbroek N.V. This Meeting was recorded on video and audio tape in order to facilitate the taking of the minutes.

The Chairman indicated that Mr **Louis Ligthart**, Vice-Chairman of the Supervisory Board, Mr **Wout Dekker**, CEO and Chairman of the Executive Board, and Mr **Cees van Rijn**, CFO and member of the Executive Board, had also taken their seats at the table.

The Chairman stated that the invitation and agenda for the Meeting had been published in Het Financieele Dagblad and the Officiële Prijscourant on 15 August 2006. The agenda, with explanatory notes, had been made available free of charge at the office of the Company and the office of Rabo Securities in Amsterdam, and was sent free of charge to shareholders who had registered or requested the agenda. These documents had also been made available on the internet on the Company website (www.nutreco.com).

The Chairman noted that no requests had been received to enter additional items onto the agenda from shareholders with a share of more than 1% of the ordinary shares.

The Chairman noted that the Executive Board had taken the opportunity to set a registration date, and had set 24 August 2006 as the registration date. This enabled the shareholders to take part in the meeting by registering their share ownership at 24 August 2006 at the latest.

The Chairman reported that he would receive a report of the number of shares that was represented at the Meeting as the Meeting progressed.

Before **the Chairman** moved to the second item on the agenda, he also drew attention to the following issues, for the benefit of the orderly progression of the Meeting. Firstly, **the Chairman** informed those present that there would be an opportunity to ask questions after the explanation of the second item of the agenda, and secondly, he indicated that no round of questions had been planned in at the end of the Meeting. And finally, **the Chairman** requested that those who wished to ask questions should make this known very clearly, and would, after being given the floor, make use of the microphone which had been provided for this purpose. **The Chairman** asked those present to clearly state their name, place of residence and, insofar as relevant, the organisation they represented, for the benefit of the record.

2. Approval to make a distribution to holders of ordinary shares of a dividend of EUR 9 per ordinary share out of the undistributed result part of the general reserves

The Chairman explained that the Executive Board, with the approval of the Supervisory Board, sought to ask shareholders, in accordance with article 29 of the Articles of Association of the Company, to remit to holders of ordinary shares, a dividend of EUR 9 per ordinary share to be paid from the undistributed result part of the general reserves. This proposal had been approved by the Supervisory Board.

The Chairman explained that Nutreco reached agreement with Geveran Trading about the sale of the 75% interest in Marine Harvest. Geveran Trading had immediately assigned this agreement to Pan Fish ASA. All consents by competition authorities with regard to this authority had since been received, with the exception of France and the United Kingdom. It was expected that the competition commission of the United Kingdom would issue a ruling on 20 December 2006. A ruling from the competition authority of France was expected before that date. The legal transfer of the shares in Marine Harvest to its new owner could take place once permission of the authorities was obtained.

The Chairman explained that Nutreco together with its external legal advisers and specialists at KPMG had concluded that the payment on 28 March 2006 was to be regarded as the moment on which the book profit was achieved, because: firstly, Nutreco received an irrevocable 100% payment on the transaction for its 75% interest in Marine Harvest; secondly, Nutreco had the free disposal of this sum from then on; thirdly, it had been agreed that all results from Marine Harvest after 1 January 2006 were to be for the benefit of the buyer, and that all the risks of the transaction would be for the account of the buyer.

The Chairman pointed out that the Company was obliged to include the result of the sale of Nutreco's participation in Marine Harvest in the result for the first half of 2006, and referred to the press release of 1 August 2006 that contained an explanation of the results of the first half of 2006.

The Chairman pointed to the first table of the explanatory notice of the agenda, which included the explanation of the realised book profit of EUR 379,200,000 was contained. The proposed dividend of EUR 9 per ordinary share, or EUR 310,106,862 for the 34,456,318 shares that were in circulation as of 30 June 2006, would come out of the undistributed result part of the general reserves. **The Chairman** referred to the second table of the explanatory notice of the agenda, which included the shareholders' equity as at 1 January and 30 June 2006. As of 30 June 2006, the undistributed result part of the general reserves amounted to EUR 435,000,000. The sum of approximately EUR 310,000,000 that was to be paid out as a so-called 'super dividend' would be charged to the undistributed result part of the general reserves.

The Chairman emphasized that the payment of the super dividend would exclusively take place in cash, and pointed out that this remittance was necessary in order to improve the capital structure of the Company, by decreasing the shareholders' equity in the way that had been proposed. **The Chairman** pointed out that in addition, with permission of the Supervisory Board and on the basis of the authority conveyed by the General Meeting of Shareholders to the Executive Board at the Meeting of 18 May 2006, EUR 50,000,000 worth of shareholders' equity would be bought back, as announced on 1 August 2006.

The Chairman reported that the share would be quoted ex-dividend from 1 September 2006, and that a dividend of EUR 9 per ordinary share would be made payable on 8 September 2006, subject to deduction of a dividend withholding tax of 25%, in accordance with Dutch law.

The Chairman reported that 34 shareholders or representatives were present and that the total number of shares entitled to vote that were present or represented was 17,158,906, divided into 10,917,406 ordinary shares and 6,241,500 cumulative preference A shares. As far as the ordinary shares were concerned, this was 31.3% of all outstanding ordinary shares, and for the cumulative preference A shares, 100% of the cumulative preference A shares. In total, this amounted to 41.7% of outstanding capital. **The Chairman** observed that this was a good turnout.

The Chairman invited the shareholders to ask questions.

The Chairman first gave the floor to Mr **Stevense**, who represented the **Foundation for Legal Protection for Investors** ("Stichting Rechtsbescherming Beleggers") and was also a shareholder. Mr **Stevense** expressed his satisfaction at being present at the Meeting, and concluded that the Company was doing well. Mr **Stevense** wondered what the consequences might be of the possible withholding of consent by the competition authorities of France and the United Kingdom now that the risks would be for the account of the buyer. Subsequently, Mr **Stevense** wondered whether there were any intentions to take back the 6,200,000 cumulative preference shares. Mr **Stevense** concluded by expressing his gratitude for the efficient processing of the dividend payment.

The Chairman thanked Mr **Stevense**, and answered the question about the consequences of the withholding of consent by the competition authorities of France and the United Kingdom. **The Chairman** remarked that in this extreme scenario it would probably be necessary that part of the shares (or business) should be sold. **The Chairman** pointed out that the Company would still be owner of the shares at that moment, and stated that the Company would be legally implement this, but that there would be no financial consequences. **The Chairman** handed over to Mr **W. Dekker**, who elucidated upon this matter.

Mr **W. Dekker** said there was no risk to Nutreco's shareholders. Mr **W. Dekker** said that the Company had to record the profits within the first half of the year in an accounting sense, and pointed out that this agreement was fairly unique. Mr **W. Dekker** emphasized that all the consequences of the decisions of the competition authorities were for the account of the buyer. The Company would merely have a facilitating role.

The Chairman provided a response to the question regarding the cumulative preference shares, and shared his belief that there were no plans to do anything with them. **The Chairman** gave the floor to Mr **C. van Rijn** to explain this further.

Mr **C. van Rijn** said that as announced the capital structure of the Company was currently being investigated. He pointed out that the cumulative preference shares had been extended a couple of years ago, and that buying these back now would involve significant costs. Mr **C. van Rijn** also thought it would be unwise to take up a one-off burden when this was not necessary. Mr **C. van Rijn** pointed to the development of the interest rate, and explained that higher interest rates would mean that the costs would go down. An attempt was being made to find an ideal time at which a buyback could be undertaken, but no decision had been taken as of this time.

The Chairman proceeded by saying that the friendly words by Mr **Stevense** about the rapid processing of the dividend were being appreciated, and expressed the hope that this process would be equally rapid in the future. **The Chairman** thanked Mr **B. Verwilghen** for his role in effectuating this, and asked if there were any more questions or remarks.

The Chairman then gave the floor to Mr **Smit.**

Mr **Smit** from Hilversum asked if it was allowed to ask a question about strategy. Mr **Smit** said that it was his understanding that it was the sale of the interest in Marine Harvest that formed the basis for the payment of dividends, and stated that because of this sale the Company could no longer be called a conglomerate. According to Mr **Smit**, a conglomerate is an instrument to spread risks. With this sale, the Company focussed on the core businesses. Mr **Smit** asked if the sale would be used for further growth, enabling the Company to regain its current size in due course.

The Chairman pointed out that there was only one item on the agenda: the dividend remittance of EUR 9. **The Chairman** emphasized that as soon as anything was to be aired about strategy, all shareholders would be informed. **The Chairman** remarked that during the Shareholders' meeting and the half-yearly report, the hope had been expressed that the core activities could be expanded further. A broad framework of possibilities was being studied to this end, but at this time the optimalisation of the capital structure was the focus. **The Chairman** indicated that as soon as there is any news, it would be shared with the shareholders. **The Chairman** handed over to Mr **W. Dekker** to explain this further.

Mr **W. Dekker** referred to two Extraordinary Shareholders' Meetings, in the past year and in 2004, where scenarios had been outlined about growth and how to achieve it: by means of organic growth, but also through acquisitions. The presentations for these Meetings were put on the Internet. Mr **W. Dekker** agreed with **Mr Smit's** observation about spreading investments, emphasizing that with major steps such as this, meticulousness was more important than speed. According to **Mr Dekker**, this super dividend was a clear indication of that approach. An organisation's structure follows on its strategy, the capital structure follows on from that.

The Chairman repeated that as soon as there were any news, this would be reported, and asked if there were any more questions or remarks.

The Chairman then gave the floor to **Mr Martens.**

Mr Martens wanted to know what the shareholders should do with the dividend remittance and asked whether it was a good idea to invest the money in Nutreco shares.

The Chairman answered that he could not list all the alternatives, but that, depending on Mr **Martens'** faith in the future of the Company, the shares in Nutreco could become an attractive alternative. **The Chairman** also remarked that there were other shares in the market and that Mr **Martens** should make the decision for himself. **The Chairman** asked whether there were any further questions or remarks.

Subsequently, **the Chairman** allowed a journalist who was present (a non-shareholder) to ask a question for the sake of clarification: whether the remittance would be made on 8 September 2006.

The Chairman subsequently observed that there were no further questions and confirmed that the payment of EUR 9 would take place on 8 September 2006. The share would list ex-dividend after the day of this Extraordinary Meeting of Shareholders (1 September 2006).

The Chairman subsequently observed that there were no more questions, and wanted to move on to a vote with regard to the proposed remittance of EUR 9 per ordinary share.

The Chairman observed that the suggested remittance to holders of ordinary shares of a dividend of EUR 9 per ordinary share, to be paid from the undistributed result part of the general reserves, had been approved with 17,158,341 votes in favour and 1 vote against.

The Chairman moved to the third item on the agenda.

3. Closing of the meeting

The Chairman closed the Meeting at 10.00 a.m., thanked those attending for their presence, and pointed out that coffee had been provided.

R. Zwartendijk
Chairman

B. Verwilghen
Company Secretary

nutreco

UNOFFICIAL TRANSLATION

ARTICLES OF ASSOCIATION

of

Nutreco Holding N.V.

with corporate seat in Boxmeer

dated August 8, 2006

UNOFFICIAL TRANSLATION

ARTICLES OF ASSOCIATION

OF:

NUTRECO HOLDING N.V.

with corporate seat in Boxmeer

dated August 8, 2006

Name and Registered Office.

Article 1.

1.1. The Company is a limited liability company and its name is: Nutreco Holding N.V.

1.2. The Company has its registered office in Boxmeer. The Company may have branch offices elsewhere, also outside the Netherlands.

Objectives.

Article 2.

2.1. The objectives for which the Company is established are:

a. to participate in, to finance and administer companies, business enterprises and other business undertakings, to borrow moneys and to furnish moneys on loan and in general to enter into financial transactions, to furnish guarantees and to render services in the field of commerce and finance, to buy and sell promissory notes, to acquire, hold, dispose of or in any other way to deal with all kinds of participation and interests in other companies, business enterprises and other business undertakings;

b. to commercialize licences, copyrights, patents, designs, secret processor formulae, trademarks and similar interests, to promote the selling and purchasing of - as well as the trade in - the aforementioned objects, including the giving of the use of these objects;

c. to acquire royalties and other income connected with the activities as mentioned under b;

d. to acquire, hold, exploit, turn to account, to encumber, dispose of or in any other way utilize movables and immovables;

e. to render services to other companies, including the promotion of the communication with other companies;

f. for purposes not related to the conduct of its business to make periodic payments for or towards pension or superannuation funds or other objects;

g. to perform all acts that are advisable, necessary, usual or related to the abovementioned objectives, which shall include but not be limited to all acts that relate to the management of, the acting in conjunction with, the participating in, the acquiring of or the merging or amalgamating with other business enterprises or companies with objects equal or related to those that have been stated above.

2.2. The Company shall have power to form and to acquire and to participate in any other trade, business or business enterprises having one or more objectives as specified in paragraph 1 hereof or being related thereto or whose objects are capable of being conducive, in whole or in part, to the promotion of one or more of the objectives specified in paragraph 1 hereof.

2.3. The Company may not grant any loans, provide any collateral, guarantee the price, otherwise guarantee or otherwise bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or of depository receipts issued therefor. The prohibition in the last sentence shall not apply if shares or depository receipts are subscribed or acquired by employees of the Company or of a group company.

2.4. The objects specified above must be given the widest possible meaning.

2.5. The Executive Board shall have power without the approval of the general meeting of shareholders, subject to the approval of the Supervisory Board to enter into agreements as referred to in Article 94 of Book 2.

Capital.

Article 3.

3.1. The authorized capital of the Company amounts to forty-one million five hundred and twenty thousand euro (EUR 41,520,000), divided into fifty-five million (55,000,000) ordinary shares, sixteen million (16,000,000) cumulative preference 'A' shares, seventy-one million (71,000,000) cumulative preference 'D' shares and thirty-one million (31,000,000) cumulative preference 'E' shares - hereinafter to be referred to as: "cumulative preference 'E' shares" - subdivided into five series, numbered 1 up to and including 5, of six million two hundred thousand (6,200,000) cumulative preference 'E' shares each.

3.2. The nominal value of each of the shares specified in paragraph 1 of this Article is twenty-four eurocents (EUR 0.24).

Definitions.

Article 4.

4.1. In these Articles of Association the following words and expressions shall have the meanings hereby assigned to them:

a. Book 2 means: Book 2 of the Netherlands Civil Code;

b. Executive Board/member(s) Executive Board means: the body of persons/individual person(s) of the Company in the terms as defined in Book 2;

c. the General Meeting means: the general meeting of shareholders as body of the Company, and also: meetings of that body of members;

d. shares means: both the ordinary shares, the cumulative preference 'A' shares, the cumulative preference 'D' shares as well as each of the series cumulative preference 'E' shares in the capital of the Company, unless otherwise stated or apparent from the context;

e. shareholders: both the holders of ordinary shares, the holders of cumulative preference 'A' shares, the holders of cumulative preference 'D' shares as well as the holders of each of the series cumulative preference 'E' shares, unless otherwise stated or apparent from the context;

f. transfer restrictions means: the provisions in these Articles of Association which limit the transferability of cumulative preference 'A' shares, cumulative preference 'D' shares and each of the series cumulative preference 'E' shares;

g. depository receipts means: registered depository receipts issued for shares without the cooperation of the Company;

h. persons entitled to attend General Meetings means: shareholders with or without voting rights, and also includes persons who possess usufruct of shares and are entitled to vote such shares and persons to whom shares have been pledged and are entitled to vote such shares, all this without prejudice to paragraph 1 of Article 22;

i. receipt holders' rights means: the rights which by law vest in persons entitled to attend General Meetings, including but not limited to the right to receive notice of

General Meetings, the right to attend such meetings and the right to take the floor at such meetings;

j. annual accounts means: the balance sheet, the profit and loss account and the explanatory notes thereon;

k. amount compulsorily paid means: the nominal value paid by the shareholders of a certain class of shares on their shares together with the capital surplus compulsorily paid on those shares.

4.2. The expressions "written" and "in writing" also mean: communications sent by telegraph, telex, telecopier or by any other means of telecommunication capable of transmitting written text.

Shares. Share certificate ordinary shares in bearer form. Depository Receipts. Usufruct and pledge of shares.

Article 5.

5.1. The ordinary shares shall be bearer or registered shares at the option of the shareholder. The cumulative preference 'A' shares, the cumulative preference 'D' shares and each of the series cumulative preference 'E' shares shall be registered shares. No certificates are issued in respect of registered shares. The holders of registered shares are listed in the shareholders register. The cumulative preference 'A' shares shall be identified by the letters: CPA, the cumulative preference 'D' shares shall be identified by the letters: CPD and the series cumulative preference 'E' shares by the letters: 1CPE, respectively 2CPE, respectively 3CPE, respectively 4CPE, respectively 5CPE. The Executive Board may number the shares in consecutive order, in which case the numbering of the ordinary shares shall start from number 1, the numbering of the cumulative preference 'A' shares from number CPA1, the numbering of the cumulative preference 'D' shares from number CPD1 and the numbering of the five series cumulative preference 'E' shares from number 1CPE1, respectively 2CPE1, respectively 3CPE1, respectively 4CPE1, respectively 5CPE1, and subject to this provision the Executive Board may with due observance of the provisions of the previous sentence, change the numbering of shares.

5.2. All ordinary shares in bearer form shall be embodied in one share certificate.

5.3. Upon subscription for ordinary shares in bearer form to be issued, the person who acquires a right vis-à-vis the Company to an ordinary share shall receive a right in respect of an ordinary share in bearer form in the following manner.

5.4. The Company shall have the share certificate referred to in paragraph 2 kept in custody for the person or persons entitled by the Nederlands Centraal Instituut voor Giraal Effectenverkeer (Dutch Central Institute for Giro Securities Transactions), being the central institute within the meaning of the Wet giraal effectenverkeer (Act on giro securities transactions) (hereinafter: "Necigef").

5.5. The Company grants a right in respect of an ordinary share to a person entitled because (a) Necigef enables the Company to add a share (or have this done) to the share certificate concerned and (b) the person entitled designates an affiliated institution as referred to in the Wet giraal effectenverkeer (hereinafter: "Affiliated Institution"), which credits him accordingly as joint holder (hereinafter: "Joint Holder") in the collective deposit within the meaning of the Wet giraal effectenverkeer.

5.6. Without prejudice to article 22, paragraph 5, the administration of the share certificate is irrevocably assigned to Necigef and Necigef is irrevocably empowered to do whatever is necessary in respect of the shares concerned on behalf of the person or persons entitled, including acceptation, transfer and co-operation in adding to and deducting from the share certificate.

5.7. If a Joint holder of the Affiliated Institution requires surrender of one or more ordinary shares in bearer form up to at most an number for which he is Joint holder, (a) Necigef shall transfer the shares by deed to the person entitled, (b) the Company shall acknowledge the transfer, (c) Necigef shall enable the Company to deduct the shares from the share certificate (or have this done), (d) the Affiliated Institution concerned shall debit the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company shall register the holder (or have this done) as holder of a share in registered form in the shareholders register. Under the provisions of this paragraph or paragraph 8, the Company may only charge the shareholder, who has his shares registered in registered form or in bearer form, the costs for doing so.

5.8. A holder of an ordinary share in registered form may have the same registered in bearer form at any time because (a) the person entitled transfers this share by deed to Necigef, (b) the Company acknowledges the transfer, (c) Necigef enables the Company to add the shares to the share certificate (or have this done), (d) an Affiliated Institution designated by the person entitled credits the person entitled accordingly as Joint Holder in its collective deposit and (e) the Company deregisters the person entitled (or has this done) as holder of the share concerned in the shareholders register.

5.9. The share certificate shall be signed personally by a member of the Executive Board.

5.10. If the share certificate has been lost, the Executive Board may issue a duplicate certificate, under such terms and conditions as the Executive Board shall attach to the same. Following issue of this document, which shall bear the word duplicate, the original document shall be void vis-à-vis the Company.

5.11. The Company may not give its cooperation in the issue of depository receipts for shares.

5.12. Shares may be encumbered with usufruct. If at the creation of the usufruct it has been provided that the right to vote shall vest in the usufructuary and the usufructuary is a person to whom the shares cannot be freely transferred, he shall have that right only if the granting of the voting right to the usufructuary and - in the case of assignment or transmission of the usufruct - the transmission of the voting right has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast.

5.13. Shares may be pledged as security. If at the creation of the pledge it has been provided that the right to vote shall vest in the pledgee and the pledgee is a person to whom the shares cannot be freely transferred, he shall have that right only if the grant of the pledge has been approved by the General Meeting with a majority of at least seventy-five (75%) percent of the votes cast. If the rights of the pledgee pass to another person, such person shall have the voting right only if the transmission of the voting right has been approved by the General Meeting with a majority of seventy-five percent (75%) of the votes cast.

5.14. A shareholder who in consequence of usufruct or a pledge created on his shares is not entitled to vote, usufructuaries entitled to vote and pledgees entitled to vote shall possess the receipt holders' rights.

<u>Transfer of registered shares. Exercise of shareholder's rights.</u>

<u>Article 6.</u>

6.1. The transfer of registered shares shall require a deed signed for that purpose in accordance with the provisions as laid down in Article 86c, Book 2. In the event of partly paid up cumulative preference 'D' shares the instrument may be acknowledged only if the instrument of transfer has an officially recorded date.

6.2. Paragraph 1 of this Article shall apply mutatis mutandis to the creation and transfer of usufruct of registered shares, to the creation of a pledge upon registered shares and to the division of any community of property or joint estate of which registered shares or a usufruct of registered shares are part.

Supply of residence and address. Notices and announcements. Register of shareholders.

Article 7.

7.1. Holders of registered shares, pledgees and usufructuaries of registered shares must supply their residence and address to the Company in writing.

7.2. Notices, announcements and generally all communications intended for the persons referred to in paragraph 1 of this Article are to be sent in writing to the addresses they have supplied to the Company. Notwithstanding the provisions of the last sentence, the provisions of Article 9, paragraph 3 and the provisions of Article 24, paragraph 3, all notices and communications to shareholders shall be by way of advertisement in a nationwide published daily newspaper and - in the case of a quotation as referred to in Article 9, paragraph 3 - in the Official Publication List of Euronext Amsterdam N.V. Notices and communications which, according to the law or these Articles of Association must be addressed to the General Meeting, are to be effected by including them either in the notice for a general meeting or in a document, which is available for inspection at the Company's offices, provided this is mentioned in the notice.

7.3. Notwithstanding the provision at the last sentence of the last paragraph, notices, announcements and generally all communications intended for the Company and/or a body of the Company are to be sent in writing to the Company's address.

7.4. The Executive Board shall keep a register in which shall be recorded:

a. the names and addresses of all holders of registered shares as supplied by those persons to the Company, the number of shares they hold, specifying the class of the shares and their identifying numbers, if any, and the date on which they acquired the shares, the date of acknowledgement by or service upon the Company of notice of the acquisition of the shares, the date of registration as well as the amount paid on each share;

b. the names and addresses of usufructuaries and pledgees of registered shares as supplied by those persons to the Company, the date on which they acquired such usufruct or pledge, the number and class(es) of shares in respect of which they possess such usufruct or pledge and the identifying numbers, if any, of those shares, the date of acknowledgement by or service upon the Company of notice of such acquisition, the date of registration, as well as notes specifying whether or not the right to vote and the receipt holders' rights vest in the usufructuary or pledgee concerned;

c. each and any release from liability granted in respect of monies unpaid on shares.

7.5. The register of shareholders shall be updated at regular times. The pages of the register shall be numbered consecutively and shall be initialled by a member of the Executive Board. Each entry or note made in the register shall be initialled in the same manner. For this purpose a facsimile signature shall be deemed a personal signature.

7.6. Upon request, the Executive Board shall supply to any shareholder, usufructuary or pledgee an extract from the register of shareholders in respect of his rights to a share. If the share is encumbered with a usufruct or a pledge, the extract shall state which person possesses the right to vote and which person has the receipt holders' rights.

7.7. The Executive Board shall keep the register of shareholders at the office of the Company where it shall be open to the inspection of any shareholder, and any usufructuary and any pledgee of such shares who has the receipt holders' rights. The particulars recorded in the register in respect of partly-paid shares shall be open to public inspection; a copy of or an extract from such particulars shall be supplied at a charge not exceeding cost.

Issue of shares.

Article 8.

8.1. Shares shall be issued pursuant to a resolution of the General Meeting subject to the approval of the Supervisory Board. Subject to the approval of the Supervisory Board, the General Meeting may designate the Executive Board as the authorised body to resolve to issue shares; as long as the Executive Board is authorised to resolve to issue shares, the General Meeting is not allowed to resolve to issue shares.

8.2. Subject to the approval of the Supervisory Board, the General Meeting or, as the case may be the Executive Board shall determine the price and the further terms and conditions of the issue, with due observance of the other provisions on this matter in these Articles of Association.

8.3. If the Executive Board is designated as the authorised body to resolve to issue shares, it is determined on such designation which number and which class of shares may be issued. On such a designation the period of the designation shall also be determined, which period may not exceed five years. The designation may be extended, from time to time, for periods not exceeding five years. Unless such designation provides otherwise, it may not be withdrawn.

8.4. A valid resolution of the General Meeting to issue or to designate the Executive Board to do so, shall require the approval of the Supervisory Board besides a prior or simultaneous resolution of approval by each group of holders of the same class of shares to whose rights the issue is detrimental.

8.5. Within eight days of a resolution by the General Meeting to issue or to designate the Executive Board, the Executive Board shall deposit the full text of the resolution at the commercial register.

8.6. Within eight days of each issue of shares, the Executive Board shall report the same to the commercial register, stating the number and class.

8.7. The provisions of the previous paragraphs shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.

8.8. The Company cannot subscribe for shares in its own capital.

8.9.
a. If the Executive Board has been authorized to resolve to issue shares, it shall for the issue of cumulative preference 'D' shares - including in this paragraph the granting of a right to take cumulative preference 'D' shares but not to an issue of cumulative preference 'D' shares to a person who exercises a previously acquired right to subscribe for cumulative preference 'D' shares - have the duty to explain the reason(s) of such issue at a General Meeting to be held within thirty days after those shares have been issued, unless such explanation has been given at a previous General Meeting.

b. If cumulative preference 'D' shares have been issued by virtue of a resolution to issue, or a resolution to grant rights to take shares, passed by the Executive Board without the prior approval or other assistance of the General Meeting, the Executive Board shall convene a General Meeting within two years of that issue and put a proposal to that meeting concerning purchase or cancellation of said issued cumulative preference 'D' shares. If the resolution for purchase or cancellation of the cumulative preference 'D' shares is not passed in that meeting the Executive Board shall, in each instance within two years after the aforementioned proposal has been put up for discussion, again convene a General Meeting in which such a proposal shall be made again, which obligation no longer exists if the said shares are no longer issued or are no longer held by another than the Company.

8.10. Ordinary shares, cumulative preference 'A' shares and cumulative preference 'E' shares may be issued only against payment in full; cumulative preference 'D' shares may be issued

against partial payment, provided however that the part of the nominal amount of each cumulative preference 'D' share which must be paid - irrespective of when it is issued - must be the same, and that at least one-fourth of the nominal amount must be paid up when the share is taken.

8.11. The Executive Board may with the approval of the Supervisory Board resolve that payment on shares shall be made by some other means than payment in cash.

8.12. Subject to the approval of the Supervisory Board, the Executive Board may resolve on which day and up to which amount further payment on non-fully paid cumulative preference 'D' shares must be made. The Executive Board shall notify the holders of cumulative preference 'D' shares of any resolution for further issue without delay, stating explicitly the contents of paragraph 13 of this Article; there shall be at least four weeks between such notification and the day on which payment must have been made.

8.13. If a shareholder defaults in satisfying his further payment obligation - which is the case by the mere expiry of the stated term - he shall be required, as of the day on which the payment should have been made, to pay to the Company the statutory interest and to indemnify the Company for any further loss occurred as a result of his failing. In addition, he may, as long as he has not met his obligation for further payment, not exercise the right to meet and vote vested in the relevant shares and the right to distributions on those shares shall be suspended.

Pre-emptive right at issue of shares.

Article 9.

9.1. Each holder of ordinary shares shall have a pre-emptive right regarding new ordinary shares to be issued against payment in cash. Each holder of cumulative preference 'A' shares shall have a pre-emptive right regarding new cumulative preference 'A' shares against payment in cash. Holders of cumulative preference 'D' shares and cumulative preference 'E' shares shall have no pre-emptive right in respect of shares that are issued. Holders of ordinary shares and holders of cumulative preference 'A' shares shall have no pre-emptive right in respect of cumulative preference 'D' shares and cumulative preference 'E' shares that are issued. The pre-emptive right shall endure to the benefit of the shareholders concerned pro rata to their holdings - as at the date of the resolution to issue shares - of the shares from which they derive their pre-emptive right. Without prejudice to the foregoing the shareholders referred to in this paragraph shall not have the pre-emptive right in the cases where such right is withheld by virtue of mandatory provisions of the law. If any shareholder fails to exercise his pre-emptive right or does not exercise it on time or in full, the pre-emptive right in respect of the shares of that class so becoming available shall endure to the benefit of the other shareholders of that class.

9.2. Subject to the approval of the Supervisory Board and with due observance of this Article, the resolution to issue new shares by the General Meeting or the Executive Board, as the case may be, shall provide in which manner and within which period of time the pre-emptive right can be exercised.

9.3. A share issue at which shareholders may exercise a pre-emptive right and the period during which said right is to be exercised shall be announced in the State Gazette, in a nationwide published daily newspaper and - in case shares in the share capital of the Company have been admitted to the Amsterdam Stock Exchange - in the Official Price List of Euronext Amsterdam N.V. The pre-emptive right may be exercised during at least two weeks after publication in the State Gazette.

9.4. Subject to the approval of the Supervisory Board pre-emption rights on ordinary shares and cumulative preference 'A' shares may be limited or excluded. In the proposal in respect

thereof, the reasons for the proposal and the selection of the intended issue price shall be explained in writing.

9.5. Restriction or exclusion of the pre-emption right shall take place by a resolution of the General Meeting, unless the Executive Board is empowered to do so. The power to do so may be given to the Executive Board by a resolution of the General Meeting for a fixed period not exceeding five years, but such a designation may only occur, if the Executive Board also shall be designated at the same time or was designated as the authorised body to resolve to issue shares. The designation may be extended, from time to time, for periods not exceeding five years. The designation is only valid as long as the Executive Board is the authorised body to resolve to issue shares. Unless such designation provides otherwise, it may not be withdrawn.

9.6. If less than one-half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to restrict or exclude the pre-emption right or to make such designation as meant in the last paragraph. Within eight days after the resolution the Executive Board shall deposit the full text of the resolution at the commercial register.

9.7. The provisions of the preceding paragraph of this Article shall apply mutatis mutandis to the granting of rights to take shares. Shareholders shall have no pre-emptive right in respect of shares issued to a person exercising a previously acquired right to take shares.

Acquisition by the Company of its own shares or depository receipts of such shares. The transfer or disposal thereof and the creation of limited rights to own shares or depository receipts thereof held by the company.

Article 10.

10.1. Any acquisition by the Company of partly-paid shares in its own capital shall be null and void.

10.2. Subject to the authorisation by the General Meeting and the given approval by the Supervisory Board and without prejudice to the provision in section 98d, Book 2, the Executive Board may cause the Company to acquire fully paid up shares in its own share capital for a consideration, if:

a. its shareholders' equity, less the acquisition price, is not less than the sum of the paid and called up part of its capital and the reserves which must be maintained by law;

b. the nominal amount of the shares in its share capital which the Company acquires, holds, holds as pledgee or which are held by a subsidiary company, is not more than one-tenth of the issued capital. For the purposes of paragraph a the amount of the shareholders' equity according to the last adopted balance sheet shall be determined less the acquisition price of shares in the share capital of the Company and distributions to others from profits or reserves becoming due by it and its subsidiaries after the balance sheet date. An acquisition in accordance with this paragraph shall not be permitted, if more than six months have lapsed since the end of the financial year without the annual accounts having been adopted. The General Meeting must specify in the authorisation, which shall be valid for not more than eighteen months, the number and class of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

10.3. The Executive Board with the approval of the Supervisory Board shall have the power to resolve:

a. to transfer or dispose of shares held by the Company in its own capital and to determine the price and the other terms of transfer;

b. to enter into contracts whereby the Company undertakes to transfer or dispose of shares held in its own capital, for example by granting a right to acquire such shares (option);

c. to create a usufruct or pledge on shares held by the Company in its own capital and to determine the price - if any - and the other terms of such usufruct or pledge.

10.4. If depository receipts for shares in the Company have been issued, such depository receipts for shares shall be put on a par with shares for the purpose of the provisions of paragraph 2.

10.5. The Company may accept a pledge of its own shares or depository receipts issued therefor, only if:

a. the shares concerned are fully paid up;

b. the nominal amount of its own shares and the depository receipts issued therefor to be pledged to it and of those already held or pledged to it do not together amount to more than one-tenth of the issued capital; and

c. the General Meeting of shareholders has approved the pledge agreement.

Reduction of capital.

Article 11.

11.1. Acting on a proposal of the Supervisory Board the General Meeting may resolve to reduce the issued capital by a cancellation of shares or by a reduction of the nominal value of the shares by alteration of the Articles of Association. In case of a cancellation of shares or redemption of shares, the amount compulsorily paid on the relevant shares must be repaid without prejudice to the provisions of paragraph 4. The shares referred to in the resolution must be designated therein and provisions for the implementation of such resolution must be made therein. The paid and called-up part of the capital may not fall below the minimum capital prescribed by law at the time of the resolution.

11.2. A resolution to cancel may only relate to shares held by the Company itself or of which it holds the depository receipts or to only the ordinary shares or to only the cumulative preference 'A' shares or to only the cumulative preference 'D' shares or to only the cumulative preference 'E' shares or one or more series thereof and may only be taken after a prior resolution of approval by each group of holders of shares of the class of shares concerned.

11.3. Acting on a proposal of the Supervisory Board the General Meeting may resolve that by alteration of the Articles of Association:

a. the nominal value of all shares shall be reduced;

b. the nominal, value of only the ordinary shares or of only the cumulative preference 'A' shares or of only the cumulative preference 'D' shares or of only the cumulative preference 'E' shares or one or more series thereof, or the nominal value of more than one class of shares, shall be reduced.

If the intended reduction shall not be applied in respect of all shares, the General Meeting may pass a resolution to reduce the nominal value of the class(es) of shares concerned only after having obtained the prior approval of the meeting of holders of shares of each class in respect of which the proposed reduction is to take place.

A reduction of the nominal value of shares, whether without redemption or against partial repayment on the shares or upon release from the obligation to pay up the shares, must be made pro rata on all shares concerned. This pro rata requirement may be waived if all shareholders concerned so agree.

11.4. In case of a cancellation with repayment of the cumulative preference 'A' shares or cumulative preference 'D' shares or cumulative preference 'E' shares or one or more series thereof the amount including the capital surplus paid on said shares, if any, or with respect to the cumulative preference 'A' shares the balance of the share premium reserve A as

mentioned in Article 29, paragraph 1, and increased with the deficit of distributable dividend in the previous years and the current fiscal year, shall have to be paid simultaneously.

11.5. A resolution of the General Meeting for capital reduction may be adopted only by a majority of at least two-thirds of the votes cast, if less than one half of the issued share capital is represented. A resolution for capital reduction shall further require prior or simultaneous approval of each group of holders of shares of a specific class whose rights are affected; the provision set forth in the first sentence of this paragraph shall apply mutatis mutandis to resolutions of a such group.

11.6. The notice calling the General Meeting at which a resolution as referred to in this Article will be taken shall state the purpose of the reduction of capital and the manner of implementation.

11.7. The Company shall file the resolutions referred to in this Article at the Commercial Register and shall publish a notice of such filing in a national daily newspaper.

Shareholders' proxy. Shares belonging to any community of property or joint estate.

Article 12.

12.1. In respect of any or all of his shares a shareholder may give one or several persons written power of attorney to exercise any or all of the rights attached to those shares. Such power of attorney may not be given in respect of one and the same share to more than one person simultaneously. The power referred to in this paragraph also vest in usufructuaries and pledgees of shares.

12.2. Joint owners of any community of property or joint estate comprising shares or a limited right to shares may only exercise their rights by giving one or several persons written power of attorney to exercise said rights. If power of attorney is given to several persons, such power of attorney must specify in respect of which number of shares each proxy is authorised to exercise the rights attached thereto.

Transfer restriction.

Article 13.

13.1. Any transfer of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares is subject to the approval of the Executive Board. The approval will be applied for in writing, mentioning the name and address of the prospective buyer as well as the price or other consideration, which the prospective buyer is willing to pay or to give.

13.2. In case of refusal of approval, the Executive Board will be obliged - simultaneously with its refusal to grant its approval - to designate one or more prospective buyers, prepared and capable to purchase all shares referred to in the request for approval, against payment in cash, for a purchase price to be determined by the transferor and the Executive Board within two months after that designation and by mutual agreement.

13.3. If within three months after the receipt by the Company of the request for approval of the intended transfer the transferor has not received from the Company a written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, the approval to transfer shall be deemed to have been granted after expiration of the mentioned period of time respectively the receipt of the announcement of refusal.

13.4. If no agreement has been reached between the transferor and the Executive Board on the purchase price as mentioned in paragraph 2 of this Article within one month after the written refusal of approval, designating one or more prospective buyers to whom the shares concerned can be transferred in accordance with the provisions of this Article, that purchase price shall be determined by an independent expert, to be designated by mutual agreement between the transferor and the Executive Board, failing such agreement within three months

after the refusal of approval, by the President of the Chamber of Commerce and Industry in the district in which the Company has its actual seat at the request of the most interested party.

13.5. The transferor shall have a right to decide not to transfer, provided he notifies the Executive Board in writing on his decision within one month after notification to the transferor of the name of the designated prospective buyer(s) as well as the purchase price determined.

13.6. For a period of three months after the approval to transfer has been granted or is deemed to have been granted, the transferor may transfer all shares mentioned in his request for approval to the transferee, stated in his request, against the purchase price or consideration mentioned by the transferor, as referred to in the second sentence of paragraph 1 of this Article.

13.7. The costs for the transfer, borne by the Company, can be charged to the transferee.

13.8. The provisions of this Article shall apply mutatis mutandis to an apportionment of cumulative preference 'A' shares, cumulative preference 'D' shares or cumulative preference 'E' shares belonging to a common ownership.

Executive Board and Supervisory Board.

Article 14.

14.1. Save for any restrictions laid down in the Articles of Association the business and affairs of the Company shall be managed by an Executive Board consisting of one or several members, under the supervision of a Supervisory Board.

14.2. Natural persons as well as bodies corporate shall be eligible for appointment as a member of the Executive Board. Natural persons only shall be eligible for appointment as a Supervisory Director.

14.3. The members of the Executive Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board should declare whether the recommendation is binding or not. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by a majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of the votes cast is in favour of a resolution to cancel the binding nature of a nomination, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

14.4. The General Meeting can at all times suspend or dismiss a member of the Executive Board. The Supervisory Board can at all times suspend a member of the Executive Board. A resolution of the General Meeting to suspend or dismiss a member of the Executive board requires a resolution passed by an absolute majority of votes cast representing at least one-third of the issued capital, unless the proposal to suspend or dismiss is presented by the Supervisory Board in which case a resolution passed by an absolute majority of votes cast is sufficient, no quorum to be met.

If the proportion of one-third of the issued share capital as referred to in the previous sentence, is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

The Supervisory Board shall at all times have the power to suspend a member of the Executive Board.

14.5. The members of the Supervisory Board are appointed by the General Meeting. Their appointment by the General Meeting shall result from a recommendation by the Supervisory Board. The Supervisory Board needs to indicate whether the recommendation is of a binding nature or not. The General Meeting can however at all times lift the binding force of any such recommendation by means of a resolution passed by an absolute majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

If the General Meeting lifts the binding force of the first recommendation by the Supervisory Board, the Supervisory Board presents a second recommendation, in which at least two persons will be similarly nominated for each vacancy. If the General Meeting again lifts the binding force of such a second recommendation by means of a resolution adopted in the manner described above in this paragraph, the General Meeting appoints a member of the Supervisory Board without a binding recommendation of the Supervisory Board.

14.6. The members of the Supervisory Board can be suspended or dismissed by the General Meeting with an absolute majority of the votes cast, representing at least one-third of the issued share capital. If the proportion of one-third of the issued share capital as referred to in the previous sentence is not represented at the meeting, but an absolute majority of votes cast is in favour of a resolution to suspend or dismiss a member of the Executive Board, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless the proportion of the capital represented at that meeting.

14.7. Each recommendation for the appointment of a member of the Executive Board or of the Supervisory Board, shall be accompanied by a notice specifying the candidate's age, profession, the amount of the shares he holds in the capital of the Company and the positions he holds or has held, insofar as such positions are of importance in connections with the fulfilment of the duties of office of a member of the Executive Board or of the Supervisory Board respectively. Such notice shall also specify, the legal persons with whom he is associated as a member of their Supervisory Board with, in cases where such legal persons include any which belong to one and the same group, the name of such group sufficing. The recommendation for the appointment of a member of the Executive Board or of the Supervisory Board shall be motivated. On a reappointment the manner in which the candidate has fulfilled his duties as a member of the Supervisory Board shall be taken into account.

14.8. If either the General Meeting or the Supervisory Board has suspended a member of the Executive Board or if a member of the Supervisory Board has been suspended, the General Meeting must within three months after the effective date of suspension pass a resolution to remove him from office or to lift or to extend his suspension, in the absence of which resolution the suspension shall terminate. A resolution to extend the suspension can only be passed once and the period of extension of the suspension may not exceed three months from the date on which the General Meeting adopted the resolution to extend the suspension. The suspension terminates if the General Meeting has not resolved within the period of further suspension to terminate the suspension. A suspended member of either the Executive Board or the Supervisory Board shall be given the opportunity to account for his conduct at the General Meeting and to have himself assisted by a legal advisor.

Duties and powers of the members of the Executive Board. Executive Directors to hold office or being unable to act.

Article 15.

15.1. Each member of the Executive Board shall be answerable to the Company for a proper discharge of the duties entrusted to him.

15.2. If the Company has several members of the Executive Board, the members may adopt management rules with due observance of these Articles of Association. Subject to the approval of the Supervisory Board the management rules may contain provisions defining which particular duties shall be assigned to each of the members of the Executive Board. However, such division of duties shall not derogate from the joint responsibility of all members of the Executive Board for the whole of the management. The Supervisory Board shall appoint the Chairman of the Executive Board. The members of the Executive Board may appoint a secretary of the Executive Board, who does not have to be a member of the Executive Board necessarily.

15.3. Meetings of a Executive Board consisting of several members shall be held as frequently as any member of the Executive Board may wish. Each member of the Executive Board shall have the power to call a meeting, provided that written notice of such meeting, stating the subjects to be discussed, is given to each of the other members of the Executive Board. The term of notice shall be at least three days, not including the day of despatch of the notice and the day of the meeting. In special cases the term of notice may be reduced, provided that all members of the Executive Board in office agree thereto. At any duly convened meeting resolutions may be passed on all subjects announced in the notice of that meeting, irrespective of the number of members of the Executive Board present at the meeting in person or by proxy. The members of the Executive Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.

15.4. Any member of the Executive Board may be represented at meetings of the Executive Board by another member of the Executive Board acting by virtue of a power of attorney issued in writing. Such power of attorney may only concern the one specifically designated meeting stated therein.

15.5. If the Executive Board consists of several members, resolutions of the Executive Board shall require an absolute majority of the votes cast. If the Executive Board consists of three or more members, the vote of the Chief Executive Officer is decisive if there is a tie vote. If the Executive Board consists of two members the proposal is rejected if there is a tie vote.

15.6. All resolutions which the members of the Executive Board are authorised to pass at a meeting may also be passed outside a meeting, provided that such resolutions be recorded in writing, that all members of the Executive Board have expressed their opinion on the intended resolution and that the majority of the members of the Executive Board declare themselves in favour of the resolution concerned. The documents containing evidence of this decision-making shall be kept at the office of the Company and shall be open to the inspection of any member of the Executive Board.

15.7. In the event that one or more members of the Executive Board shall cease to hold office or be unable to act, the other or remaining members or the only other or remaining members shall be temporarily entrusted with the management of the Company. In the event that all members of the Executive Board or the sole members shall cease to hold office or be unable to act, the management of the Company shall be temporarily entrusted to the person designated or to be designated for that purpose by the Supervisory Board, which person may or may not be one of the Supervisory Directors. Failing such designation by the Supervisory Board then the management of the Company will temporarily be vested in the

Supervisory Board. The provisions of these Articles of Association concerning the Executive Board and the member(s) individually shall apply mutatis mutandis to the person(s) referred to in this paragraph. If a person is incapable of acting the Supervisory Board will take the necessary measures as soon as possible in order to have a definitive arrangement made.

15.8. The Executive Board and the Supervisory Board shall provide to the General Meeting all such information as it may request, unless this conflicts with a substantial interest of the Company.

Representation.

Article 16.

16.1. The Executive Board shall represent the Company. The power to represent the Company shall also vest in each of the members of the Executive Board individually.

16.2. If a member of the Executive Board performs any transaction in a private capacity to which transaction the Company also is a party, or if a member of the Executive Board, acting in his private capacity, conducts any legal action against the Company other than as referred to in Section 15 of Book 2, each Supervisory Director shall have the power to represent the Company. However, the Supervisory Board shall at all times have the power to appoint one or several other persons for that purpose; the choice of the person(s) so to be appointed being at the sole discretion of the Supervisory Board unless the General Meeting designates another person for such purpose.

If a member of the Executive Board, not in a private capacity, has a conflicting interest with the Company in any way other than described in the first sentence of this paragraph, he shall be entitled to represent the Company, as shall each of the other members of the Executive Board.

16.3. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

Restrictions of executive powers.

Article 17.

17.1. The Executive Board may grant power of attorney for signature to one or several persons and may alter or revoke such power of attorney.

a. the issue and acquiring of shares in and debentures issued by the Company or of debentures issued by a limited partnership or a partnership in which the Company is a fully liable partner;

b. the application for the inclusion in or removal of the documents, mentioned above sub a. from the official listing of any stock exchange;

c. the entering or termination of a long term joint venture between the Company or a dependent company with another legal entity or company or as a fully liable partner in a limited partnership or in a general partnership, if such joint venture or termination thereof is of substantial relevance;

d. the participation by the Company or by a dependent company in the capital of another company where the value of the participation is at least one-fourth of the issued share capital plus the reserves according to the balance sheet and explanatory notes of the Company and also a material increase or reduction of such participation;

e. investments, which require an amount to be determined by the Supervisory Board, which amount to be notified to the Executive Board, or - in case this is less - an amount equal to at least one-fourth of the issued share capital plus reserves of the Company according to its balance sheet and explanatory notes;

f. a proposal to amend the Articles of Association;

g. a proposal to dissolve the Company;

h. the filing for bankruptcy and/or application for a moratorium;

i. the termination of the employment of a substantial number of employees of the Company or of a dependent company at the same time or within a short period of time;

j. a far-reaching change in the working conditions of a significant number of employees of the Company or a dependent company;

k. a proposal to reduce the issued share capital.

17.2. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly. Resolutions of the Executive Board, as far as not mentioned under one of letters of paragraph 1 of this Article and as determined by the Supervisory Board shall require the prior approval of the Supervisory Board provided that the Supervisory Board shall carefully describe such management resolutions and notify the Executive Board accordingly.

17.3. The Executive Board shall be required to follow the directions given by the Supervisory Board with respect to the general lines of the financial, social, economic and personnel policies to be pursued.

17.4. Resolutions of the Executive Board as determined by the meeting of holders of cumulative preference 'A' shares shall require the prior approval of the Supervisory Board and of the meeting of holders of cumulative preference 'A' shares provided that the meeting of holders of cumulative preference 'A' shares shall carefully describe such management resolutions and notify the Executive Board accordingly.

17.5. Without prejudice to any other applicable provision of these articles of association, the Board of Management shall furthermore require the prior approval of the Supervisory Board and the General Meeting for resolutions of the Board of Management regarding a significant change in the indentity or nature of the Company or the enterprise, including in any event:

a. the transfer of the enterprise or practically the entire enterprise to a third party;

b. to conclude or cancel any long-lasting co-operation by the company or a subsidiary ("*dochtermaatschappij*") with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to the company;

c. to acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or a subsidiary ("*dochtermaatschappij*").

17.6. The absence of the approval of the Supervisory Board as well as the General Meeting for a resolution referred to in this article shall not affect the power of representation as referred to in paragraph 1 of Article 16.

<u>Duties and powers of the Supervisory Board.</u>

<u>Article 18.</u>

18.1. It shall be the duty of the Supervisory Board:

a. to supervise the policies of the Executive Board and the general conduct of affairs of the Company and its business;

b. to assist the Executive Board with advice. In the discharge of their duties the Supervisory Directors shall act in accordance with the interests of the Company and its business.

18.2. The Executive Board shall on time supply to the Supervisory Board the data needed for the discharge of its duties, as well as all such information as it may request.

18.3. If so invited the members of the Executive Board shall be required to attend the meetings of the Supervisory Board.

18.4. The Supervisory Board may designate one or several of its members to be individually empowered to enter the buildings and land of the Company and to inspect all books, records and other database of the Company.

18.5. For the purposes of discharging its duties the Supervisory Board may at the expense of the Company procure the assistance of one or more experts.

18.6. The Supervisory Board shall appoint one of its members to be Chairman of the Board. The Supervisory Board may also appoint a secretary of the Supervisory Board who does not have to be a Supervisory Director.

18.7. The Supervisory Board may appoint one of its members to be Delegate Supervisory Director, whose particular duty it shall be to maintain regular day-today contact with the Executive Board.

18.8. The positions of Chairman of the Supervisory Board and Delegate Supervisory Director may be held by one and the same person.

18.9. If there is any vacancy in the Supervisory Board, the Board shall nevertheless retain the power to perform the duties imposed upon it by law and these Articles of Association.

18.10. Each Supervisory Director may be represented at meetings by another Supervisory Director acting by virtue of a written power of attorney. Such power of attorney may only relate to one meeting specifically stated therein. The members of the Supervisory Board can also participate in the meeting by telephone, provided all the members participating in the meeting can hear and address each other.

18.11. All resolutions of the Supervisory Board shall be passed by an absolute majority of the votes cast. If the voting for and against a proposal not requiring a larger majority is equally divided, the proposal shall be rejected.

18.12. Any resolution which the Supervisory Directors can pass at a meeting may also be passed by them outside a meeting, provided that all Supervisory Directors express their opinion on the proposed resolution in writing and that the resolution be passed by the majority of votes required under these Articles of Association. The documents showing the manner of decision-making outside a meeting shall be kept at the office of the Company and shall be open to the inspection of all Supervisory Directors.

18.13. Each Supervisory Director as well as the Executive Board shall have the power to call a meeting of the Supervisory Board.

Remuneration members Executive Board and Supervisory Board.

Article 19.

19.1. The policy regarding the remuneration of the members of the Board of Management will be adopted by the General Meeting upon a proposal of the Supervisory Board.

19.2. The remuneration of the members of the Board of Management will, with due observance of the policy set out in paragraph 1, be determined by the Supervisory Board.
The Supervisory Board will submit for approval by the General Meeting a proposal regarding the arrangements for the remuneration in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the members of the Board of Management and which criteria apply to an award or modification. The absence of the approval of the general meeting of shareholders shall not affect the representative authority of the Supervisory Board.

19.3. Upon the proposal of the Supervisory Board, the General Meeting shall determine the remuneration of the members of the Supervisory Board, which shall consist of a fixed yearly amount. A member of the Supervisory Board shall not be granted any shares and/or rights to acquire shares by way of remuneration.

19.4. The Supervisory Board may grant an additional remuneration to be borne by the Company to its Chairman or to members who pursuant to a resolution of the Supervisory Board have been designated to perform certain functions or activities of the Supervisory Board.

Indemnification members Executive Board and Supervisory Board

Article 20

Unless Dutch law provides otherwise, current and former managing directors and supervisory directors will be idemnified for:

a. the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company's request;

b. any damages or fines payable by them as a result of an act or failure to act as referred to under a;

c. the reasonable costs of appearing in other legal proceedings in which they are involved as current or former managing directors or supervisory directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to the idemnification as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("*opzettelijk*"), intentionally reckless ("*bewust roekeloos*") or seriously culpable ("*ernstig verwijtbaar*") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The company may take out liability insurance for the benefit of the persons concerned. The supervisory board may by agreement or otherwise give further implementation to the above with respect to managing directors.

General meeting. Notice. Venue of the General Meeting.

Article 21.

21.1. Without prejudice to the provisions of Article 28, General Meetings shall be held as frequently as the Executive Board or the Supervisory Board may wish. The power to call the General Meeting shall vest in the Executive Board, and in the Supervisory Board.

21.2. The Executive Board shall be required to call a General Meeting if a request to that effect is made by one or several shareholders jointly representing at least one/twentieth of the issued and outstanding share capital, such request to specify the subjects to be discussed. This obligation shall apply mutatis mutandis to the Supervisory Board. If the General Meeting is not held within six weeks after such request, the applicants themselves shall be authorised to call the General Meeting - with due observance of the applicable provisions of the law and the Articles of Association - without for that purpose requiring authorisation from the "Voorzieningenrechter". The provisions of paragraph 3 of this Article shall apply mutatis mutandis to notice of a General Meeting as referred to in the preceding sentence. Within three months after the Executive Board has considered it plausible that the Company's equity has decreased to an amount equal to or less than one half of the paid up part of the capital, a General Meeting shall be held to discuss the measures to be taken, if necessary.

21.3. Notice of the General Meeting must be given to each person entitled to attend General Meetings. The term of notice must be at least fifteen clear days before the day on which the meeting is held.

21.4. The matters to be discussed shall be stated in the notice calling the meeting, unless the agenda is available at the Company's office and at such places as will be specified by the notice, for inspection by the shareholders and other persons entitled to attend General Meetings, who may obtain a copy thereof free of charge and a statement to that effect has been made in the notice calling the meeting. Proposals to amend the provisions of the

Articles of Association or to reduce the capital of the Company shall, notwithstanding Article 22 paragraph 6, be specified in the notice calling the meeting. If the proposal concerns an amendment of the Articles of Association or a reduction of the capital, then together with the notice a draft of the proposal in which the proposed amendment of the Articles of Association is included respectively in which the purpose of the capital reduction and the manner of realization is explained, will be available for each shareholder and any other person entitled to attend General Meetings for inspection at the offices of the Company and at such places - but in the case of a quotation as referred to in Article 9, paragraph 3 at least in Amsterdam - as will be specified in the notice convening the meeting until the General Meeting is held in which the resolution concerning the proposal is dealt with. The documents shall be available free of charge at the aforementioned places for shareholders and other persons entitled to attend General Meetings. With respect to proposals, in respect of which the provisions of this paragraph are not complied with and which are not announced subsequently with due observance of the notice period required, no valid resolutions can be adopted.

21.5. Shareholders representing at least one per cent (1%) of the issued share capital and shareholders representing a value of not less than fifty million euro (EUR 50,000,000) have the right to propose agenda items, provided that they submit their proposals to the Executive Board or the Supervisory Board by registered letter accompanied by proof of their shareholding.

If they have submitted their proposals no later than the sixtieth day prior to the day of the General Meeting to the Executive Board or the Supervisory Board, the Executive Board or the Supervisory Board must do so, unless in the opinion of the Executive Board or the Supervisory Board substantial interests of the Company dictate otherwise. A written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit shall be proof of a holding of shares in bearer form as referred to in the first sentence of this paragraph.

21.6. General Meetings shall be held in either Amersfoort, Boxmeer, Amsterdam, Rotterdam, The Hague, or in the municipality of Haarlemmermeer (Schiphol Airport).

Admittance to and chairmanship of the General Meeting.

Article 22.

22.1. Persons entitled to attend the General Meeting are entitled to attend the General Meeting, to take the floor at such meeting and – as far as they have voting rights – to vote. The members of the Executive Board and the Supervisory Directors of the Company also are entitled to attend the General Meeting, with the exception of any member of the Executive Board or Supervisory Director who has been suspended, and admittance shall further be granted to any person whom the Chairman of the meeting concerned has invited to attend the General Meeting or any part of that meeting.

22.2. Shareholders and other persons entitled to attend General Meetings may be represented by another person pursuant to a proxy in writing.

22.3. The Executive Board may determine that paragraph 1 will be applicable to those who (i) are a shareholder, or are considered to be a shareholder as per a certain date, determined by the Executive Board, such date hereinafter referred to as: the "record date", and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Executive Board, hereinafter referred to as: the "register", in as far as (iii) at the request of the shareholder concerned, or the person who is considered to be shareholder, the holder of the register has given notice in writing to the Company prior to the General Meeting, that the

person in question has the intention to attend the General Meeting, regardless of who is shareholder or is considered to be shareholder at the time of the General Meeting. The notice will contain the name and the number of shares the said person will represent in the General Meeting, where applicable accompanied by a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder of the ordinary shares in its collective deposit. The provision above under (iii) about the notice to the Company also applies to the proxyholder of a shareholder or person who is considered to be shareholder, who has a written proxy.

22.4. If the Executive Board does not exercise its right as determined in paragraph 3, a holder of shares in registered form, as well as a holder of shares in right of usufruct or pledge, who has the right to vote, or his proxyholder shall only have access to the General Meeting, if he or the person for whom he acts, as such is registered in the register referred to in article 7 and the Company has received written notice of his intention to attend the meeting at the place and ultimately on he day, as defined in paragraph 5.

22.5. If the Executive Board does not exercise its right as determined in paragraph 3, the Company shall, as far as the voting right and/or meeting right of holders of ordinary shares in bearer form is concerned, consider as shareholder those mentioned in a written statement from an Affiliated Institution to the effect that the number of ordinary shares in bearer form mentioned in that statement belongs to its collective deposit and that the person mentioned in that statement is Joint Holder for the said ordinary shares in its collective deposit and shall stay until after the meeting, provided that the statement concerned has been deposited at the office of the Company or at another place further to be determined by the Executive Board in due time. The notice of the meeting shall state the place where the statement from the Affiliated Institution must be deposited and the day by which the deposit of the statement from the Affiliated Institution must be made; this day cannot be determined earlier than on the seventh day prior to the date of the meeting.

22.6. The notice for the meeting shall in each case make reference to paragraphs 4 and 5 hereof.

22.7. The record date mentioned in paragraph 3, the dates of deposit mentioned in paragraphs 4 and 5 and the dates mentioned in those paragraphs on which the notice of the intention to attend the General Meeting has to be given at the latest, cannot be determined earlier than on a certain time on the seventh day and not later than on the third day prior to the date of the General Meeting. The notice of the general meeting shall, where applicable, contain those times, the place of meeting and the proceedings for registration, deposit and notification.

22.8. Before admission to a meeting, a shareholder or an other person entitled to attend General Meetings or his proxyholder shall sign an attendance list reflecting his name and the number of votes he may cast. If he is a proxyholder the name of the person represented shall also be reflected.

22.9. The General Meeting shall be presided by the Chairman of the Supervisory Board; the Chairman, however, even if he is present, may appoint another person to preside over the meeting. If the Chairman of the Supervisory Board is not present and has not appointed another person to preside over the meeting, then the members of the Supervisory Board that are present shall elect a Chairman. If none of the members of the Supervisory Board is present at the meeting, then the meeting shall elect a Chairman. The Chairman designates the Secretary.

22.10. The ruling pronounced by the Chairman at the meeting in respect of the outcome of any vote shall be decisive. The same shall apply to the contents of any resolution passed, to the extent that the vote taken related to a proposal not recorded in writing. However, if

immediately after the aforesaid ruling pronounced by the Chairman the correctness of that ruling is contested, another vote shall be taken if so desired by the majority at the meeting or - if the original vote was not taken on a poll or by a secret ballot - by any person present who is entitled to vote. Such new vote shall override the legal consequences of the original vote.

22.11. Unless a notarial record of the business transacted at the meeting is drawn up, the Chairman shall designate a person charged with keeping the minutes. The minutes shall be adopted by the Chairman or the secretary of the meeting or by the General Meeting at a subsequent meeting, in evidence of which the minutes shall be signed by the Chairman and the secretary of the meeting at which the minutes were adopted. On the basis of the attendance list referred to in paragraph 8 the notarial record mutatis mutandis the minutes shall state the number of the shares represented at the meeting and number of votes that can be cast; the attendance list referred to in paragraph 8 will not be a part of the notarial record or, mutatis mutandis, the minutes and shall not be at the disposal of a shareholder, unless the shareholder would prove to have a reasonable interest in the examination of the proper course of that meeting. If the General Meeting or the Executive Board or the Supervisory Board resolves to instruct a Civil Law Notary to draw up an official record of the proceedings at any General Meeting, or if one or several shareholders jointly representing at least one twentieth of the issued and outstanding share capital so decide, the Executive Board shall give a Civil Law Notary instruction to draw up such official record. The cost of the notarial record shall be borne by the Company.

22.12. The minutes of the General Meeting of shareholders shall be made available, on request, to shareholders no later than three months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three months. The minutes shall then be adopted in the manner provided for in the preceding paragraph.

In the event that a notarial record is prepared of the proceedings at the meeting, the provisions of this paragraph are not applicable.

Such notarial record needs to be prepared no later than three months after the end of the meeting and on request of the shareholder, be made available.

22.13. A certificate signed by the Chairman confirming that the General Meeting has adopted a particular resolution, shall constitute evindence of such resolution vis-á-vis third parties.

Voting rights. Decision-making.

Article 23.

23.1. Each share carries the right to cast one vote in the General Meeting.

23.2. No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depository receipts of which are held by the Company or any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not, however, be excluded from the right to vote if the usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary possesses a pledge or usufruct.

23.3. In determining to which extent the shareholders cast votes, are present or are represented, or to which extent the share capital is represented the shares in respect of which no votes may be cast shall not be taken into account.

23.4. Unless the Articles of Association stipulate a larger majority, all resolutions of the General Meeting shall be passed by an absolute majority of the votes cast.

23.5. Blank votes and invalid votes shall not be counted.

23.6. The Chairman shall decide on the method of voting and on the possibility of voting by acclamation.

23.7. If at the election of persons the voting for and against the proposal is equally divided, another vote shall be taken at the same meeting; if then again the votes are equally divided, then - without prejudice to the provision in the next following sentence of this paragraph - a drawing of lots shall decide. If at an election of persons the vote is taken between more than two candidates and none of the candidates receives the absolute majority of votes, another vote where necessary after an interim vote and/or a drawing of lots- shall be taken between the two candidates who have received the largest number of votes in their favour. If the voting for and against any other proposal than as first referred to in this paragraph is equally divided, that proposal shall be deemed to be rejected.

23.8. If pursuant to the Articles of Association the validity of a resolution depends also upon the part of the issued and outstanding share capital represented at the meeting and if such quorum is not present at the meeting, then - unless elsewhere in these Articles of Association the contrary is provided with respect to any subject specifically mentioned there - a second meeting may be called and held at which such resolution may be passed irrespective of the part of the issued and outstanding share capital represented at that meeting. The notice calling such second meeting must state that and pursuant to which provision a resolution may be passed at that meeting irrespective of the part of the issued and outstanding share capital represented at that meeting. Notice calling the second meeting shall not be given until after the end of the first meeting. The second meeting must be held within six weeks after the first meeting.

Meetings of holders of shares of a particular class.

Article 24.

24.1. A meeting of holders of shares of a particular class shall be held whenever a resolution of the meeting of holders of that particular class is required by virtue of the law and/or provisions of the Articles of Association. Further the Executive Board, the Supervisory Board, as well as one or several holders of shares of a particular class who jointly represent at least one tenth of the capital issued in the form of shares of that particular class shall be equally authorised to call a meeting of holders of shares of that class. The term of notice of such meeting must be at least seven clear days before the day on which the meeting is held.

24.2. Admittance to the meeting of holders of shares of a particular class shall be given to:

a. the holders of shares of that class;

b. other persons entitled to attend General Meetings;

c. every member of the Executive Board and every Supervisory Director;

d. any other persons whom the chairman of the meeting concerned has invited to attend the meeting.

24.3. Notice of a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or series cumulative preference 'E' shares shall be given by letters sent to the holders of aforementioned shares.

24.4. At a meeting of holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares or one of the series cumulative preference 'E' shares at which the entire issued capital in shares of a particular class is represented, valid resolutions may be adopted, provided that they are passed by unanimous vote, even if the requirements in respect of the place of the meeting, the manner of notice, the term of notice and the stating in the notice of the items of business to be transacted, have not been observed.

24.5. If at a meeting of holders of shares of a particular class the voting for and against a proposal is equally divided, that proposal shall be rejected.

24.6. Without prejudice to the preceding provisions of this Article, the provisions of Articles 21, paragraphs 3, 4 and 5, Article 22, paragraph 2 and 7 up to and including 10 and Article 23 shall apply mutatis mutandis to the meetings of holders of shares of a particular class, provided that the provisions of Articles 21 up to and including 23 shall apply mutatis mutandis to the meetings of holders of ordinary shares.

Decision-making outside a meeting.

Article 25.

25.1. Any resolution which holders of cumulative preference 'A' shares, cumulative preference 'D' shares, cumulative preference 'E' shares and each of the series cumulative preference 'E' shares entitled to vote, pledgees entitled to vote and usufructuaries of those shares entitled to vote can pass at a meeting of holders of shares of a particular class may also be passed by them outside a meeting, provided that all holders of shares of the class concerned express themselves in writing in favour of the proposal concerned and provided that the members of the Executive Board and Supervisory Directors have been given the opportunity to give advise on the proposal. The persons who have passed a resolution outside a meeting shall immediately inform the Executive Board and the Supervisory Board of that resolution.

25.2. Any resolution passed outside a meeting shall be announced at the next meeting of holders of shares of the particular class concerned. During that meeting the documents showing the manner of decision-making outside a meeting shall be open to the inspection of the persons entitled to attend that meetings; said documents shall subsequently be inserted in the minute book.

Financial Year. Annual accounts.

Article 26.

26.1. The financial year shall coincide with the calendar year.

26.2. Each year within five months after the end of the Company's financial year, save where this term is extended by a maximum of six months by the General Meeting on account of special circumstances, the Executive Board shall draw up annual accounts and an annual report on that financial year. To these documents shall be added the particulars referred to in Section 392, subsection 1, of Book 2.

26.3. The annual accounts shall be signed by all members of the Executive Board and all Supervisory Directors. If the signature of one or more of the members of the Executive Board and/or one or more of the Supervisory Directors are missing, this and the reason for such absence shall be stated.

26.4. The Company shall ensure that the annual accounts and, if required, the annual report and the particulars added by virtue of Section 392 shall be available at the office of the Company as soon as possible but not later than as from the date of notice calling the General Meeting intended for the discussion and approval thereof, and at the address mentioned in the notice. Said documents shall be open to the inspection of the shareholders and other persons entitled to attend General Meetings at the office of the Company and copies thereof may be obtained by them free of charge. Third parties can obtain copies at cost price at the addresses mentioned above.

Auditor.

Article 27.

27.1. The General Meeting shall instruct a chartered accountant or other expert as defined in Section 393 of Book 2 - both to be referred to herein as: the auditor or, as the case may be, an organisation in which such experts work together, to conduct an examination of the annual accounts. If the General Meeting fails to give such instruction the Supervisory Board or - if it fails to give such instruction - the Executive Board shall be authorised and required

to do so. The General Meeting and the one which has given such assignment may at any time revoke the instruction as first referred to in this paragraph and give that instruction to another auditor. Furthermore, the assignment given by the Executive Board may be revoked by the Supervisory Board and be given to an other auditor.

27.2. The auditor shall report on his audit to the Executive Board and to the Supervisory Board and shall set out the result of his audit in a certificate.

Annual meeting. Approval of annual accounts.

Article 28.

28.1. Each year at least one General Meeting shall be held, that meeting to be held within six months after the end of the Company's last expired financial year; this General Meeting shall be referred to hereinafter as: the Annual Meeting. The agenda of the Annual Meeting shall contain at least the following subjects:

a. discussion of the annual report on the last expired financial year;
b. adoption of the annual accounts of the last expired financial year;
c. allocation of the profits realised in the last expired financial year, or determination of the manner in which any loss realised in that year will be cleared;
d. release from liability of the members of the Executive Board for their management;
e. release from liability of the Supervisory Directors for their supervision during the financial year concerned;
f. the reserves and dividend policy of the Company; and
g. if applicable, the proposal to distribute dividends.

28.2. The subjects listed in paragraph 1 of this Article need not be stated in the agenda of the Annual Meeting if the term for preparing the annual accounts has been extended or if a proposal to extend said term is included in that agenda.

28.3. If an auditor's certificate on the annual accounts is required and if the General Meeting has not had the opportunity of inspecting that certificate, the annual accounts cannot be approved unless a legitimate reason for the absence of the certificate is stated in the added particulars.

28.4. If the annual accounts are adopted in amended form after correction, copies of such amended annual accounts may be obtained by the shareholders and other persons entitled to attend General Meetings free of charge.

Profits and losses.

Article 29.

29.1. a. From the profits made in the preceding financial year, first of all, if possible, shall be paid on the cumulative preference 'A' shares a percentage of the amount compulsorily paid on those shares, which percentage on a yearly basis is equal to the arithmetic mean of the effective yield of the Netherlands Government Loans with a maturity of seven to eight years as calculated by the Central Bureau of Statistics and entered in the Official Price List of Euronext Amsterdam N.V., for the last twenty Stock Exchange business days prior to the fifth working day before the day the cumulative preference 'A' shares were issued, increased by a surcharge that has been determined by the Executive Board at a rate of one forty/hundredth per cent. If in the course of any financial year an issue of cumulative preference 'A' shares has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

b. For the first time on the thirty-first day of December two thousand three and every seven years thereafter the percentage will be determined again in the way as described under a, provided that the level of the surcharge there referred to shall be determined by the Executive Board subject to the approval of the Supervisory Board

and after approval of the meeting of holders of cumulative preference 'A' shares with a maximum of five per cent.

c. If the profits realised in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the said percentage (including the applicable surcharge) shall be paid from the reserves for as much as necessary, without prejudice to paragraph 7, provided that the payment may not be from the account of the share premium reserve 'A', as prescribed hereinafter under e. If the free distributable reserves in any financial year are not sufficient to pay the said percentage (including the applicable surcharge), the provisions under a of this paragraph and the paragraphs 2, 3, 4 and 5 shall apply in subsequent years only after the deficit has been recovered.

d. No further distributions other than those prescribed in this Article and in Article 30 shall be made on the cumulative preference 'A' shares.

e. In addition to any other reserves, the Company has a share premium reserve 'A' to the share premium reserve 'A' an amount equal to the capital surplus paid on the cumulative preference 'A' shares shall be added. The holders of cumulative preference 'A' shares are entitled to the share premium reserve 'A'.

Losses shall not be charged against the share premium reserve 'A', unless it concerns losses which cannot be defrayed or discharged out of a reserve, not being the share premium reserve 'A'. Losses shall, if and insofar as possible, be written off from the share premium reserve 'A' at the time of the resolution to write off. If a write off, as referred to in the previous sentence, has taken place against the share premium reserve 'A', the profits made in subsequent years shall first of all be allocated to clear off the amount, which was written off from the share premium reserve 'A', provided that the amount of an allocation of the share premium reserve 'A' shall be reduced pro rata to the number of cumulative preference 'A' shares, which were held by the Company at the time of the allocation, but were held by one or more others at the time of the write off as mentioned hereinbefore.

29.2. a. From the profits that remain after the application of paragraph 1, shall be paid, if possible, on the cumulative preference 'D' shares an amount equal to the percentage on a yearly basis of the amount prescribed paid in, on the said shares as at the opening of the financial year with respect to which the distribution is made or, if the issue of the cumulative preference 'D' shares has taken place in the course of the said financial year, as at the date on which the shares concerned were issued.

b. The percentage as referred to under a. hereinbefore shall be equal to the value of the EURIBOR-percentage for loans with a duration of one month, weighted on the basis of the number of days during which this percentage applied, during the financial year in respect of which the distribution is being made, augmented by two five/tenth per cent (2,5%). In the event that the amount prescribed to be paid in on the cumulative preference 'D' shares has been reduced or, pursuant to a resolution regarding further payment, increased during the financial year in respect of which the distribution is being made, the said distribution shall be reduced or increased by an amount equal to the percentage of the amount of the reduction or increase as referred to hereinbefore, calculated from the moment the reduction was effected or at which further payment became compulsory.

c. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be from the account of the share premium reserve 'A'. If and in so far as the distribution as referred to in the first sentence cannot be made from the

reserves - after application of the provisions of the first paragraph - such a distribution to the holders of cumulative preference 'D' shares shall first be made from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected.

d. No distributions other than those prescribed in this Article and in Article 32 hereinafter shall be made on cumulative preference 'D' shares.

e. If the profit for a specific financial year is adopted and one or more cumulative preference 'D' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'D' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'D' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'D' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'D' shares in the financial year in question, from which distribution a deduction shall be made in the amount of the distribution having been made in accordance with the provisions of paragraph 8 hereinafter.

f. In the event that an issue of cumulative preference 'D' shares has been made in the course of any financial year, the dividend on the cumulative preference 'D' shares concerned shall be deducted proportionately until the relevant date of issue.

29.3. a. A dividend shall subsequently be distributed on the cumulative preference 'E' shares of each series equal to a percentage calculated on the amount paid up on the cumulative preference 'E' shares of the relevant series by taking the arithmetic mean of the effective yield on the Netherlands Government Loans to be outlined hereinafter as drawn up by the Netherlands Central Statistical Office and entered in the official price list of Euronext Amsterdam N.V. for the last twenty trading days prior to the date of initial issue of cumulative preference 'E' shares of the related series.

b. The Netherlands Government Loans as referred to in the preceding paragraph shall be taken to include the Netherlands Government Loans having a (residual) term of seven to eight years. In the event that the effective yield on these Netherlands Government Loans is not computed by the Netherlands Central Statistical Office or entered in the official price list of Euronext Amsterdam N.V. at the time the calculation of the dividend percentage is made, the Netherlands Government Loans as referred to in the preceding paragraph shall be taken to mean the Netherlands Government Loans having a (residual) term which matches as closely as possible a (residual) term of seven to eight years the effective yield of which is computed by the Netherlands Central Statistical Office and published as referred to hereinbefore at the time the calculation of the dividend percentage is made, albeit with a maximum (residual) term of eight years.

c. On the first day of January of the year following the year in which seven years will have elapsed following the date on which cumulative preference 'E' shares of the relevant series were issued and every seven years thereafter, the dividend percentage of cumulative preference 'E' shares of the relevant series will be adjusted to the effective yield of the Netherlands Government Loans as referred to in the preceding clauses, calculated in the manner as outlined hereinbefore, with the proviso

that the stated average shall be calculated on the last twenty trading days prior to the date as at which the dividend percentage is being adjusted.

d. If and in so far as the profit is not sufficient fully to effect the distribution as referred to in this paragraph, the shortfall shall be distributed from the reserves in so far as this does not violate the provisions of paragraph 7 of this Article, provided that the payment may not be to the account from the share premium reserve A. If and in so far as the distribution as referred to in this paragraph cannot be made from the reserves, such a distribution to the holders of cumulative preference 'E' shares shall first be made, subject to application of the provisions of paragraph 2 hereinbefore, from the profit for subsequent financial years as to fully make up for the shortfall before the provisions of the following paragraphs of this Article may be effected. In the event that the provisions of this clause d. are applied, the holders of the various series shall receive equal treatment.

e. In the event that the amount prescribed to be paid in on the cumulative preference 'E' shares has been reduced during the financial year in respect of which the distribution is being made, the said distribution will be reduced by an amount equal to the percentage of the amount of the reduction as referred to hereinbefore, calculated from the moment the reduction was effected. No distributions other than those prescribed in this Article and in Article 32 hereinafter shall be made on cumulative preference 'E' shares.

f. If the profit for a specific financial year is adopted and one or more cumulative preference 'E' shares have been cancelled on repayment during that financial year, those who were the holders of the cumulative preference 'E' shares in question at the time of the said cancellation, as evidenced by the shareholders' register as referred to in Article 7 hereinbefore, shall have a non-negotiable right to distribution of the profit as outlined hereinafter. The profit to be distributed where possible to the said holder of cumulative preference 'E' shares shall be equal to the value of the distribution to which the party concerned would be entitled on the grounds of the provisions of this paragraph if he had still been the holder of the cumulative preference 'E' shares as referred to hereinbefore at the time the profit was adopted, calculated on a pro rata basis over the period during which he was the holder of the said cumulative preference 'E' shares in the financial year in question, from which distribution shall be deducted the value of the distribution having been made in accordance with the provisions of paragraph 8 of this Article.

g. In the event of the first issue of cumulative preference 'E' shares forming part of a series having been made in the course of any financial year, the dividend on the cumulative preference 'E' shares concerned shall be deducted proportionately until the first date of issue.

29.4. From the profits which shall remain after application of the provisions of paragraph 3 such amounts will be reserved as the Executive Board subject to the approval of the Supervisory Board shall decide.

29.5. The profit remaining after satisfaction of the provisions of the previous paragraphs of this Article shall be at the free disposal of the General Meeting. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

29.6. Any distribution other than an interim dividend may be made only after approval of the annual accounts which show that they are justified.

29.7. The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law.

29.8. In the event of cancellation with repayment of cumulative preference 'A' shares and/or cumulative preference 'D' shares and/or cumulative preference 'E' shares a distribution will be made on the cancelled cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares on the day of repayment, which distribution will be calculated as much as possible in accordance with the provisions of paragraph 1 respectively paragraph 2 respectively paragraph 3 of this Article and pro rata temporis to be calculated on the period from the day on which a distribution as meant in paragraph 1 was made for the last time - or if the cumulative preference 'A' shares respectively cumulative preference 'D' shares respectively cumulative preference 'E' shares have been issued following such day: from the day of issue - until the day of repayment, without prejudice to the provisions of Article 105, Book 2.

29.9. For the purposes of determining the allocation of profits any shares or depository receipts held by the Company and any shares or depository receipts of which the Company has a usufruct shall not be taken into account.

29.10. The General Meeting shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the holders of ordinary shares from the general reserves.

29.11. Without prejudice to the provisions in Article 105, Book 2, interim dividends shall automatically be distributed on the cumulative preference 'A' shares semi-annually. The Executive Board subject to the approval of the Supervisory Board may resolve to declare interim dividends on the other classes of shares. Dividend payments as referred to in the second sentence of this paragraph may be made only if following the payment of such dividend, the interim dividend as referred to in the first sentence of this paragraph can still be made and furthermore if the provisions in Article 105, paragraph 4, Book 2 have been met.

Article 30.

30.1. Dividends shall be made payable and distributable with effect from a date to be determined by the Supervisory Board, which date may differ for distributions on ordinary shares, on cumulative preference 'A' shares, on cumulative preference 'D' shares and for distributions on series cumulative preference 'E' shares. Dividends which have not been collected within five years of the start of the second day on which day became due and payable shall revert to the Company.

30.2. Subject to the approval of the Supervisory Board, the Executive Board shall be authorised to determine that a distribution on ordinary shares whole or partly shall be made in the form of ordinary shares in the capital of the Company rather than cash, or to determine that the holders of ordinary shares whole or partly shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company, in so far as the Executive Board has been appointed, in accordance with the provisions of Article 8 hereinbefore, as an administrative body authorised to resolve to issue such shares. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body as mentioned hereinbefore, the General Meeting will have the authority as mentioned hereinbefore on the proposal of the Executive Board subject to the approval of the Supervisory Board.

Special resolutions.

Article 31.

31.1. If cumulative preference 'A' shares are held by parties other than the Company, the following resolutions of the General Meeting may be passed only with the aforegoing approval of the meeting of holders of cumulative preference 'A' shares:

a. a resolution to amend the articles 17, paragraph 4, 21, paragraph 2, 22, paragraph 9, 29, 32 and this Article 31, paragraph 1;

b. resolution to issue cumulative preference 'A' shares and a resolution to appoint the Executive Board as the authorised body to issue cumulative preference 'A' shares as mentioned in Article 8;

c. a resolution to authorise the Executive Board to acquisition by the Company of shares in its own capital and a resolution to reduce the issued capital as provided in the Articles 10 and 11.

31.2. Without prejudice to the provisions of paragraph 1 a resolution to amend these Articles of Association or to wind up the Company can only be adopted at the proposal of the Supervisory Board in a General Meeting in which at least half of the issued share capital is represented.

31.3. If at a meeting in which the proposal to adopt a resolution as referred to in paragraph 2 is made, the required capital is not represented, then a second meeting shall be called, to be held ultimately forty-five days after the first meeting and where, regardless of the capital represented the resolution as mentioned in that paragraph can be adopted. In the notice of convocation of the new meeting, it must be stated that and why a resolution can be adopted regardless of the capital represented at the meeting.

Winding up and liquidation.

Article 32.

32.1. If the Company is wound up by resolution of the General Meeting, the liquidation shall be carried out in accordance with the provisions of the law. During the liquidation period the Articles of Association shall, wherever possible, remain in full force.

32.2. In the event of its voluntary winding up the Company shall continue in existence for such period of time as the liquidation of its assets and liabilities may require.

32.3. In any document issued and notice served by the Company in the course of its winding up the words: "in liquidation" must be added to its name.

32.4. Unless otherwise resolved by the General Meeting or unless otherwise provided by law, the members of the Executive Board of the Company shall be the liquidators of the Company.

32.5. All reports and statements concerning the winding up and the liquidation as required by law shall be filed by the liquidators at the Commercial Register.

32.6. The surplus assets remaining after all the Company's liabilities have been satisfied shall, if possible, be applied successively as follows:

a. to the holders of cumulative preference 'A' shares shall be distributed the amount compulsorily paid on their shares, increased with the deficit of distributable dividend in the previous years, the balance of the share premium reserve 'A' and increased with a percentage on a yearly basis, referred to in Article 29, paragraph 1, of the amount compulsorily paid on those shares over the period on which no (interim)dividend has been paid on those shares until the date of distribution according to the plan of liquidation;

b. to the holders of cumulative preference 'D' shares of the nominal value paid in per cumulative preference 'D' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage of the amount prescribed to have been paid in on the cumulative preference 'D' shares, as referred to in Article 29, paragraph 2, and calculated on each year or portion thereof in the period commencing on the day following the period with respect to which dividend was most recently paid on the cumulative preference 'D' shares, and ending on the date of the distribution on cumulative preference 'D' shares as referred to in this Article;

c. to the holders of cumulative preference 'E' shares of the value paid in per cumulative preference 'E' share held by them, augmented by the deficit of distributable dividend in the previous years and an amount equal to the percentage calculated on the amount paid up on the cumulative preference 'E' shares as referred to in Article 29, paragraph 3, sub a., calculated on each year or portion thereof in the period commencing on the day following the period on which dividend was most recently paid on the cumulative preference 'E' shares and ending on the date of the distribution on cumulative preference 'E' shares as referred to in this Article; no distinction shall be made in the treatment of the holders of different series of cumulative preference 'E' shares;

d. the balance shall be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.

32.7. After the legal entity has ceased to exist the books and records and other data carriers of the Company shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to *Rule* 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 03 January 2007

Nutreco Holding N.V. completes the sale of its French feed specialities business to Evialis

Nutreco Holding N.V. today announces the completion of the sale of its French feed specialities business to the Evialis group in France. Both parties had expressed their interest in this transaction on 11 September 2006.

The price of the sale of this small animal feed operation in France was not disclosed.

For the time being, Evialis will make use of the production facility at Vigny in France. Nutreco will keep ownership of the Vigny facility.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

For more information, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6140
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor Relations:
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 29 December 2006

Nutreco has transferred its Marine Harvest shares to Pan Fish

Nutreco Holding N.V. announces today that it has transferred its shares in Marine Harvest N.V. to Pan Fish ASA. With the approval from the UK Competition Commission on 19 December 2006, the transaction has been cleared by all relevant competition authorities.

On 6 March 2006 Nutreco reached an agreement on the disposal of the company's 75% stake in Marine Harvest. On 28 March 2006 Nutreco received EUR 881 million as an irrevocable payment of the full purchase price for its interest in Marine Harvest.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

For more information, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6140
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor Relations:
Jurgen Pullens, Director Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 6 October 2006

Nutreco finalises share buy-back programme of EUR 50 million

Nutreco Holding N.V. announces that it has finalised its share buy-back programme of EUR 50 million. After the buy-back of 1,051,365 shares (approximately 3% of the outstanding ordinary shares) the current number of outstanding ordinary shares entitled to dividend amounts to 33,902,378.

The number of issued ordinary shares amounts to 34,868,682 of which 966,304 are now held by the company in treasury.

This share buy-back programme is announced on 22 June 2006 and commenced after the distribution of the super dividend of EUR 310 million on 8 September 2006.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

For more information, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6140
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor Relations:
Jurgen Pullens, Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 11 September 2006

Evialis shows interest in take-over of a Nutreco feed operation in France

Nutreco France S.A.S. has been approached by the French company Evialis S.A. to acquire the feed speciality business of the Nutreco subsidiary Trouw Nutrition France S.A.S. The business in Vigny had approximately EUR 20 million sales in 2005 and employs about 65 employees.

Nutreco considers this possibility as interesting and has decided to investigate all aspects related to a potential divestment of this business in the course of the following weeks together with its advisors. The company's current feed specialities business in France is too small in size to ensure sustained growth.

In case a decision will be taken to dispose of the business, the works council will be consulted on the consequences and modalities of such divestment.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

For more information, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6140
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor Relations:
Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 31 August 2006

EGM approves Nutreco super dividend

Today, the Extraordinary General Meeting of Shareholders approved Nutreco's proposal to pay a super dividend of EUR 9 per ordinary share. The super dividend will be paid in cash, after deduction of 25 % withholding tax on dividend.

The shares will be quoted ex-dividend on 1 September 2006. The super dividend will be made payable on 8 September 2006.

There will be no trade in dividend rights Nutreco shares on Euronext Amsterdam.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

For more information, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6140
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor Relations:
Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 29 August 2006

Nutreco reaches agreement in principle to acquire supplier and worldwide distributor of milk replacers

Nutreco Holding NV today announces the planned acquisition of Sloten Groep BV, a Dutch supplier and worldwide distributor of milk replacers for calves, piglets and other young animals. Sloten Groep has a workforce of around 130 and achieved revenues of approximately EUR 90 million in 2005. The takeover price for 100% of the share capital is EUR 24 million, including debt. This move makes Nutreco the leading player in the world market for milk replacers for young rearer animals, with a market share of approximately 20%. The acquisition also strengthens Nutreco's position in important growth markets such as Central and South America, Asia and Russia.

Sloten Groep BV produces and distributes approximately 100,000 tons of speciality feeds annually based on natural dairy products such as whey powder, skimmed milk powder and vegetable products. These innovative feeds, designed to give young animals a good start and a healthy development, are compounded from proteins, high-quality fats, vitamins and minerals, among other products.

The milk replacers are sold in more than 60 countries worldwide under international brand names. In the Netherlands, Germany, Italy, Poland and Brazil, Sloten Groep has its own sales organisations, selling through local distributors in the other countries. More than 90% of the animal feeds produced by Sloten Groep in the plants in Sloten and Deventer in the Netherlands is destined for export.

Sloten Groep has its own Research and Development Organisation (R&D) which develops new formulas for health products for young animals. Product development focuses amongst others on alternatives to antibiotics in the feed.

Juergen Steinemann, Chief Operating Officer at Nutreco: 'Sloten Groep, which has been in existence for almost 50 years, is an exceptional company. It has succeeded in developing both an innovative product portfolio of speciality feeds for young animals and an extensive distribution network for its products carrying internationally recognised brand names. Joining forces with Nutreco's speciality feeds subsidiary, Trouw Nutrition International, will enable further expansion in markets for milk replacers such as in Russia, Asia and Brazil to be pursued energetically.'

This acquisition is in line with Nutreco's 'Rebalancing for Growth' strategy, which is geared to further growth of the company's core activities of animal feeds and aquaculture fish feed. In the past 16 months, a fish feed business in Japan has been taken over and animal feed businesses have been acquired in Mexico, Russia, China and India. In Brazil, a new production facility has been brought on stream.

Nutreco will inform the employee representatives and the unions. The Works Council of Sloten Groep has already given a positive advice on the planned transaction.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

For more information, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6140
Mobile phone: +31 (0)6 55 340 012
E-mail: frank.van.ooijen@nutreco.com

Investor Relations:
Jurgen Pullens, Investor Relations Manager, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 21 August 2006

Nutreco sells its shareholding in Hydrotech A.S. to Lerøy Seafood Group ASA

Nutreco Holding N.V. has agreed in principle to sell its indirect participation of 19.8% in the Norwegian salmon farmer Hydrotech-Gruppen A.S. to Lerøy Seafood Group ASA. Lerøy Seafood Group ASA already held a participation of 39%.

The total proceeds of this transaction will be approximately EUR 25 million and it will generate a book profit for Nutreco of approximately EUR 15 million. The closing of the transaction will be subject to the required formal approvals.

The sale of its participation in Hydrotech A.S. follows the divestment of Marine Harvest and fits with Nutreco's 'Rebalancing for Growth' strategy, which was announced in November 2004.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

For more information, please contact:

Press:
Sigrid van Amerongen, Corporate Communications Manager, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6140
Mobile: +31 (0)6 51 32 76 39
E-mail: sigrid.van.amerongen@nutreco.com

Investor Relations:
Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 18 August 2006

Value interim stock dividend Nutreco Holding N.V. 1 share for 180

Nutreco Holding N.V. announces that the conversion ratio of the interim stock dividend has been determined. This will amount to 1 new ordinary share for every 180 existing ordinary shares. Based on the average weighted price of 16, 17 and 18 August 2006 of EUR 53.86, 1/180th share represents a value of EUR 0.299 which is virtually equal to the gross interim dividend in cash of EUR 0.30 per ordinary share. Both the cash dividend and stock dividend will be made payable to shareholders on 24 August 2006.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

For more information, please contact:

Press:
Sigrid van Amerongen, Corporate Communications Manager, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6140
Mobile: +31 (0)6 51 32 76 39
E-mail: sigrid.van.amerongen@nutreco.com

Investor Relations:
Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 15 August 2006

Nutreco publishes EGM agenda today

Nutreco Holding N.V. publishes today the agenda for the Extraordinary General Meeting of shareholders (EGM) on Thursday 31 August 2006.
The EGM is called to approve the proposal to pay a super dividend of EUR 9 per ordinary share. If the payout is approved, the shares will be quoted ex-dividend on 1 September 2006, and not as communicated earlier on 4 September 2006.

Subject to the approval of the EGM the super dividend will be made payable on 8 September 2006.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

For more information, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6140
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor Relations:
Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 1 August 2006

Nutreco calls EGM on 31 August 2006 to approve super dividend

Nutreco Holding N.V. is to hold an Extraordinary General Meeting of Shareholders on Thursday 31 August 2006, to approve the proposal to pay a super dividend of EUR 9 per ordinary share. With 34.4 million ordinary shares in issue, this represents a total amount of approximately EUR 310 million. If the payout is approved, the shares will be quoted ex-dividend on 4 September 2006. Subject to the approval of the EGM the super dividend will be made payable on 8 September 2006.

The notice of meeting will be available to shareholders as from 15 August.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

For more information, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6140
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor Relations:
Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 1 August 2006

Nutreco posts EUR 435 million net profit in first half 2006 including Marine Harvest book profit

- Book gain on sale of Marine Harvest available for distribution; focus now on growth
- Gain of EUR 379 million from Marine Harvest disposal; higher than foreseen
- Temporary setback for meat and breeding activities due to bird flu fears
- Lower result on compound feed in Benelux, good result in Spain
- Higher operating result before exceptional items on feed specialities and fish feed
- Interim dividend per ordinary share increased to EUR 0.30 (2005: EUR 0.20)
- Super dividend proposal first step in optimisation of capital structure

Key figures[1]
(EUR x million)

	1H 2006	1H 2005	Difference
Revenues Nutreco	**1,391.8**	**1,329.3**	**4.7%**
Operating result from *'continuing operations'*	**23.9**	**46.7**	**-48.8%**
Operating result from *'cont. oper.'* before exceptional items	**34.6**	**51.3**	**-32.6%**
Result after taxes from *'continuing operations'*	**27.0**	**31.8**	**-15.1%**
Result after taxes from *'discontinued operations'*	**29.8**	**-6.4**	
Gain from sale of *'discontinued operations'* (2006: Marine Harvest / 2005: Hendrix Poultry Breeders)	**379.2**	**7.8**	
Result for the period attributable to equity holders of Nutreco	**435.4**	**32.2**	
Earnings per share (EUR)	**12.76**	**0.94**	
Earnings per share for *'continuing operations'* (EUR)	**0.77**	**0.89**	**-13.5%**

[1] The figures for 2005 and 2006 have been prepared on the basis of IFRS accounting principles. Reporting by segment has been brought in line with the new organisational structure. The financial results are adjusted for comparison purposes in 2005. Marine Harvest will be considered as *'discontinued operations'* in 2005 and 2006. As a result the revenues of fish feed to Marine Harvest will be reported as revenues to third parties.

Wout Dekker, Nutreco CEO: "Our worldwide fish feed and feed specialities activities are reporting good results. Avian Influenza sentiment among consumers hit the results of our meat businesses in Spain and our international breeding activities. The Spanish compound feed business posted a good result, but the results in the Benelux countries were down on this time last year. Various actions have been undertaken to strengthen our activities in Western Europe and to achieve further reductions in costs."

Strategy 'Rebalancing for Growth

Wout Dekker: "With the sale of Nutreco's 75% interest in Marine Harvest, Nutreco realised a book gain of EUR 379 million. With this transaction, the realignment of the portfolio is completed more rapidly than expected. Nutreco is now concentrating on growing its core activities of animal feed and fish feed amongst others in promising markets in Eastern Europe, North and South America and Asia, looking at both organic growth and growth through acquisitions."

"Important steps in this direction have been taken in recent months, with acquisitions and alliances in Russia, China and India. New acquisitions of companies with growth prospects are currently being examined. We foresee one or two major acquisitions or a number of medium to small sized takeovers in combination with an extra payment of dividend. Nutreco is now focusing on strategic growth backed by an optimisation of its capital structure. On 31 August 2006 we will hold an EGM to approve the proposal to pay a super dividend of EUR 9 per share. Nutreco will also be playing an active part in the consolidation process taking place in the animal feed market of Western Europe. An important condition for any acquisitions that are made, is that they should contribute to the creation of shareholder value. Given Nutreco's current market positions and the strength of the Nutreco balance sheet – a first-rate starting position has been established for realising the company's international growth ambitions."

NOTES TO THE FINANCIAL RESULTS

Revenues

In the first half of the year revenues generated by Nutreco's compound feed, feed specialities, fish feed, meat and breeding activities totalled EUR 1,391.8 million, representing an increase of EUR 62.5 million, or 4.7%, compared with the corresponding period in 2005. These sales figures exclude the fish farming activities.

Operating result

The operating result for the *'continuing operations'* was down by 48.8%, at EUR 23.9 million (2005: EUR 46.7 million). This result includes restructuring costs of EUR 10.7 million in respect of the Nutreco activities in Western Europe. The total restructuring costs will amount to around EUR 15-18 million (2005: costs of EUR 4.6 million for the reorganisation in Spain).

The operating result for the *'continuing operations'*, before exceptionals, was down by 32.6%, at EUR 34.6 million (2005: EUR 51.3 million). This drop was mainly due to lower results on the meat and breeding activities compared with the extraordinary good result in the first half year of 2005. Consumer sentiment generated by Avian Influenza led to a temporary drop in the consumption of chicken products. The compound feed results were on a par with last year's in Spain but the overall operating result was lower, owing to a price squeeze in the Benelux countries. The fish feed and feed specialities businesses achieved higher results than in 2005.

Net financing income (costs)

Net financing income from *'continuing operations'* was EUR 4.8 million (2005: an expense of EUR 10.1 million). The financial income of EUR 13.9 million was particularly made up of interest income of EUR 5.2 million on the net cash balance during the second quarter and a release of a translation reserve for foreign exchange differences of EUR 7.4 million on repayment of a loan granted to a subsidiary.

The financial expenses totalled EUR 9.1 million and were primarily made up of interest charges on the syndicated loan and on the private placement, totalling EUR 4.8 million, and the dividend of EUR 2.3 million on the cumulative preference shares.

Taxes
The tax charge decreased from EUR 4.8 million to EUR 3.8 million. The effective tax rate in 2006 is expected to be approximately 15%.

Share in results of associates
The share in the results of associates in the first half of 2006 amounted to a profit of EUR 2.1 million (2005: EUR 0.0 million), largely made up of Nutreco's share in the profits of Hydrotech Gruppen and Nanta Venezuela.

Results from discontinued operations
The profit after tax from '*discontinued operations*' amounted to EUR 409.0 million during the first half of 2006, largely made up of the gain from the sale of Marine Harvest of EUR 379.2 million, plus 75% of the Marine Harvest net profit for the period up to 28 March 2006, amounting to EUR 26.8 million.

Marine Harvest
On 6 March 2006, Nutreco reached an agreement with Geveran Trading on the disposal of the company's 75% stake in Marine Harvest. The competition authorities in the various countries have cleared the transaction, with the exception of France and the United Kingdom. The UK's competition authority is expected to give its decision on 20 December 2006. The Marine Harvest shares can be legally transferred to the new owner after the sale has been finally cleared. The parties to the transaction had originally expected clearance to be obtained in the course of the summer. On 22 June 2006, Nutreco announced that the super dividend would be declared as soon as the transaction had been cleared by the authorities.

Nutreco and the company's advisers have concluded that the payment on 28 March 2006 should be considered as the date on which the book profit was realised, because Nutreco received an irrevocable payment of 100% of the purchase price for its 75% interest in Marine Harvest. This means that from that moment on Nutreco has free disposition of the proceeds. This is why Nutreco has decided to ask approval of the EGM for the payment of the super dividend.

Reporting in income statement
It has also been agreed with the purchaser that all Marine Harvest's results since 1 January 2006 and the risks on the transaction will be for the purchaser's account. Under IFRS, however, 75% of Marine Harvest's profit has to be recognised as gain on discontinued operations, net of tax, up to the time of realisation of the book profit. Marine Harvest's profit therefore has to be recognised beyond the contractually agreed date, which reduces the book profit on the transaction for the same transaction price. Accordingly, 75% of Marine Harvest's net result – EUR 26.8 million – for the period up to 28 March 2006 is accounted for as gain on discontinued operations, net of tax. The book profit of EUR 379.2 million is included in the income statement as book profit on the sale of discontinued operations.

Reporting in balance sheet
The investment in Marine Harvest is valued at the sales value less the total receipt of EUR 881 million, resulting in a net balance of EUR 0. This amount includes the gain from the sale on the transaction and is shown on the balance sheet as at 30 June 2006.

Result for the period
The result for the period attributable to holders of ordinary shares, including the gain on the disposal of Marine Harvest, rose to EUR 435.4 million (2005: EUR 32.2 million). The basic earnings per ordinary share rose to EUR 12.76 (2005: EUR 0.94). The basic earnings per share on '*continuing operations*' fell by 13.5% to EUR 0.77 (2005: EUR 0.89).

Cash and capital structure
Nutreco's cash and cash equivalents increased as a result of receiving the payment of EUR 881 million for the sale of the 75% interest in Marine Harvest and the repayment of the shareholders' loan to Marine Harvest of EUR 156 million.

The net cash position as at 30 June 2006 amounted to EUR 567.8 million. On 22 June 2006, Nutreco announced its intention to pay a super dividend of approximately EUR 300 million and to repurchase shares amounting to approximately EUR 50 million. These payments will be funded out of the existing cash in the course of the second half. Earlier this year, Nutreco repurchased approximately 5% of the shares in issue to meet the needs of the existing stock and options plans and to pay the stock dividend.

Equity attributable to the equity holders of Nutreco as at 30 June 2006 amounted to EUR 1,017.5 million. The super dividend and the share buy back will be charged to the retained earnings, thereby reducing equity.

The super dividend and the share buy back are first steps in the optimisation of the capital structure. Nutreco believes that the capital structure with a net debt to equity ratio of approximately 100% fits within a new risk profile of the company. Moreover, the optimal structure should be based on a net debt up to three times EBITDA (earnings before interest, tax, depreciation and amortisation). Clearly, decisions about the final optimal capital structure will be made in the last phase of the 'Rebalancing for Growth' strategy. Nutreco expects to finalize the capital structure optimisation in 2007.

Interim dividend
The interim dividend has been fixed at EUR 0.30 (2005: EUR 0.20). A resolution was passed by the Annual General Meeting of Shareholders held on 18 May 2006 fixing the payout ratio over a full year at 35–45% of the net profit for the year, excluding impairment losses and book results from the sale of '*discontinued operations*'. Dividends will be made payable either in cash or as stock dividend, at the shareholder's discretion, with the amount of the stock dividend equating almost exactly to the cash dividend. The ex-dividend date is 3 August 2006. The conversion ratio will be calculated after the close of trading in Amsterdam on 18 August 2006, based on the average weighted price during the last three days of the period for opting to take the stock dividend, i.e. 16, 17 and 18 August 2006. Both the cash dividend and the stock dividend will be made payable to shareholders on 24 August 2006.

Outlook
Nutreco earns in the second half year a higher result than in the first half year.
As regards the result for the whole of 2006, Nutreco is forecasting barring unforeseen circumstances:

- a strong operating result on fish feed from high fish feed sales. The operating result for 2006 will exceed that for the whole of 2005;
- a better operating result on the animal feed activities than in 2005, owing to the further optimisation of Nutreco's activities in Western Europe and the contributions from the acquisitions in Mexico, Russia, China and India;
- a lower operating result on the meat and breeding activities. The poultry activities in Spain have got off to a good start in the second half. The meat and breeding activities are, however, susceptible to the kind of market sentiments that would attend any new cases of Avian Influenza;
- a gain on the sale of land in Spain, amounting to approximately EUR 6 million; lower financing costs than in 2005 and a tax rate of approximately 15% for the whole of 2006.

Nutreco also expects to be able to take further strategic steps in the second half of the year to grow its core activities of animal feeds and fish feed.

*****

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal feed and fish feed company whose mission is to create added value in important markets on the basis of its food chain expertise. Nutreco also has a selective downstream presence in the food production chain. Nutreco's business groups, each comprising several business units, together have approximately 75 production and processing plants in some 20 different countries and about 7,000 employees.

Nutreco's sales in 2005 were EUR 3,002 million. Nutreco Holding N.V. is listed on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midcap Index and the Euronext 150 Index.

For more information, please contact:

Press:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6140
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Investor Relations:
Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

Reservation regarding forward-looking statements
This press release contains forward-looking statements. Forward-looking statements are not statements of established fact and include statements of our beliefs and expectations. Statements in this press release which express or imply our intentions, beliefs, expectations or predictions (and the assumptions underlying them) are forward-looking statements. These statements are based on plans, estimates and projections as currently available to the management of Nutreco. Forward-looking statements therefore apply only as of the date when they are made and we do not undertake to update them publicly in the light of new information or future events.

Forward-looking statements contain inherent risks and uncertainties. Several significant factors could therefore cause results actually achieved in the future to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, the market conditions in Europe, the United States and elsewhere, from which we derive a substantial portion of our revenues; potential default on the part of borrowers or counterparties in transactions; implementation of our restructuring programme, including the envisaged reduction in staffing levels; the reliability of our risk management policies, procedures and methods; and other risks. For more information on these and other factors, please refer to our annual report. The forward-looking statements contained in this press release are made as at the date hereof and the companies do not undertake to update any of the forward-looking statements contained herein.

NOTES ON SEGMENT REPORTING

General

The figures for 2005 and 2006 have been prepared on the basis of IFRS accounting principles. Reporting by segment has been brought in line with the new organisational structure. The financial results are adjusted for comparison purposes in 2005. Marine Harvest will be considered as *'discontinued operations'* in 2006 and 2005. As a result the revenues of fish feed to Marine Harvest will be reported as revenues to third parties.

Compound feed

Key figures

(EUR x million)

	2006	2005	Difference
Revenues to third parties	394.3	396.7	-0.6%
Operating result before exceptional items	10.5	13.5	-22.2 %

The small drop in compound feed sales was due to slight movements in prices and volumes. The continuing price competition in the Benelux countries had the effect of lower results by EUR 3.0 million to EUR 10.5 million. Despite the difficult market, Hendrix succeeded in expanding both sales volume and market share in the Benelux region. The operating result in Spain posted by the compound feed companies Nanta and Agrovic was good, almost matching the 2005 figure. Volumes were slightly down in Spain as a result of a decline in the pig population but the effect was compensated by higher prices.

To improve the Benelux results, a reorganisation started in the first half year, aimed at raising efficiency and cutting costs. Production and supply chain are now being optimised. The total reorganisation costs are expected to turn out at approximately EUR 6 million.

Premix and specialty feed

Key figures

(EUR x million)

	2006	2005	Difference
Revenues to third parties	246.6	212.1	16.3%
Operating result before exceptional items	9.0	8.0	12.5%

Trouw Nutrition International's sales grew by 16.3% compared with the corresponding period in 2005. The increase in sales was due to acquisition effects (8.2%), higher volumes (5.7%), an increase in selling prices (1.2%) and exchange rate movements (1.2%).

The operating result before exceptional items rose from EUR 8.0 million to EUR 9.0 million. Operating results showed particular improvement in growth markets such as Poland, Hungary and China. There was also an additional profit contribution from the Mexican company Tenusa, taken over in September 2005. The latter acquisition has put Nutreco in the number two slot on the Mexican market.

A provision of EUR 3.8 million was made in the first half for the reorganisation in Western Europe announced at the end of 2005, which is needed in order to improve profitability.

Fish feed

Key figures
(EUR x million)

	2006	2005	Difference
Revenues to third parties	387.4	322.5	20.1%
Operating result before exceptional items	18.1	12.2	48.4%

Sales of fish feed in the first half of 2006 were up by 20.1% compared with 2005.

This increase in sales was the compound effect of a 10.9% increase in volume and higher prices for fish feed (6.8%). Prices for the necessary raw materials in the first half of the year showed a strong increase compared with the corresponding period in 2005. Fishmeal and fish oil account for 50–60% of the cost of sales of the fish feed products.

Furthermore the sales were higher, owing to improved sales of fish feed for other fish species than farmed salmon. These sales were mainly achieved in the Mediterranean area and in Asia. The increase in sales in Asia was partly accounted for by the acquisition of the Kirin Feed fish feed activities, taken over in 2005.

The operating result on fish feed was up by 48.4% compared with 2005. This result is partly attributable to the excellent diversification of Nutreco's fish feed activities, enabling the company to profit from the worldwide increase in large-scale fish farming. There is also a continuous focus on innovation, cost control and optimisation of logistics. The good results of the salmon farming companies have also reduced the bad debt risk.

Meat

Key figures
(EUR x milion)

	2006	2005	Difference
Revenues to third parties	324.6	363.6	-10.7%
Operating result before exceptional items	7.1	26.2	-72.9%

Consumer sentiment provoked by Avian Influenza led to a temporary reduction in demand for chicken products and consequently to low prices for chicken. In 2006, sales of meat products to third parties were 10.7% down compared with the corresponding period in 2005. The volume effect amounted to a reduction of 6.7% and selling prices were on average 5.4% lower.

The acquisition effect on sales amounted to EUR 5.2 million. This is related to the expansion of Nutreco's interest in the Spanish pig farming business Ingafood at the end of April 2005. Total sales for this activity in the first half amounted to EUR 19.9 million. Ingafood contributed a strong profit in the first half.

The operating result on the meat activities was significantly down compared with 2005. The results in the first half of 2005 were exceptionally good, owing to high prices for chicken products and low raw material costs. A break-even result was posted in the second half of 2005. The half-year profit in 2006 was also adversely affected by a loss on the supply of broiler chickens. This trading activity has a strong link with the Hendrix compound feed activities in the Benelux countries. Nutreco has included a provision of EUR 2.8 million for the latter activities in the balance sheet as at 30 June 2006.

Breeding

Key figures

(EUR x million)

	2006	2005	Difference
Revenues to third parties	38.9	34.4	13.1%
Operating result before exceptional items	-1.2	0.3	-

Nutreco's Euribrid business has three breeding activities – broiler chickens (Hybro), turkeys (Hybrid) and pigs (Hypor). The loss in the first half was due to the impact of Avian Influenza on Hybro's results.

Consolidated income statement

(EUR x million)	1H 2006	1H 2005
Revenue	**1,391.8**	**1,329.3**
Raw materials and consumables used	-1,082.8	-965.4
Change in fair value of biological assets	1.3	3.8
Changes in inventories of finished goods and work in progress	34.0	5.4
Gross margin	**344.3**	**373.1**
Other operating income	2.5	1.3
Personnel costs	-163.9	-164.1
Depreciation and amortization expenses	-22.3	-24.2
Impairment of long-lived assets	0.3	-
Other operating expenses	-137.0	-139.4
Operating result from *'continuing operations'*	**23.9**	**46.7**
Net financing income (costs)	**4.8**	**-10.1**
Share in results of associates and joint ventures	2.1	0.0
Result before tax from *'continuing operations'*	**30.8**	**36.6**
Income tax expense	-3.8	-4.8
Result after tax from *'continuing operations'*	**27.0**	**31.8**
Result after tax from *'discontinued operations'*	29.8	-6.4
Gain on sale from *'discontinued operations', net of tax*	379.2	7.8
Result after tax from *'discontinued operations'*	**409.0**	**1.4**
Total result for the period	**436.0**	**33.2**
Attributable to:		
Equity holders of Nutreco	435.4	32.2
Minority interest	0.6	1.0
Total result for the period	**436.0**	**33.2**
Key figures per share for *'continuing operations'*		
Basic earnings per share for *'continuing operations' (EUR)*	0.77	0.89
Diluted earnings per share for *'continuing operations' (EUR)*	0.77	0.89
Basic earnings per share for *'continuing operations '* before impairment of goodwill *(EUR)*	0.77	0.89
Average number of shares outstanding during the period (in '000)	34,115	34,417
Number of shares outstanding as at 30 June (in '000)	34,456	34,446
Key figures per share *(EUR)*		
Basic earnings per share	12.76	0.94
Diluted earnings per share	12.74	0.93
Basic earnings per share before impairment of goodwill	12.76	1.29

Condensed segment reporting

(EUR x million)	1H 2006	1H 2005	Δ%
Revenues by segment *'continuing operations'*			
Revenues to third parties			
Compound feed	394.3	396.7	-0.6%
Premix and speciality feed	246.6	212.1	16.3%
Fish feed[1]	387.4	322.5	20.1%
Meat	324.6	363.6	-10.7%
Breeding	38.9	34.4	13.1%
Revenues *'continuing operations'*	**1,391.8**	**1,329.3**	**4.7%**

	1H 2006	1H 2005	Δ%
Operating result by segment from *'continuing operations'*			
Compound feed	10.5	13.5	-22.2%
Premix and speciality feed	9.0	8.0	12.5%
Fish feed	18.1	12.2	48.4%
Meat	7.1	26.2	-72.9%
Breeding	-1.2	0.3	-
Corporate	-8.9	-8.9	-
Operating result before exceptional items	**34.6**	**51.3**	**-32.6%**
Restructuring activities Western Europe	-10.7	-	
Restructuring Spain	-	-4.6	
Total exceptional items	**-10.7**	**-4.6**	
Total operating result from *'continuing operations'*	**23.9**	**46.7**	**-48.8%**

[1] The figures for 2005 and 2006 have been prepared on the basis of IFRS accounting principles. Reporting by segment has been brought in line with the new organisational structure. The financial results are adjusted for comparison purposes in 2005. Marine Harvest will be considered as *'discontinued operations'* in 2005 and 2006. As a result the revenues of fish feed to Marine Harvest will be reported as revenues to third parties.

Consolidated balance sheet

(EUR x million)		30 June 2006	31 December 2005
Assets			
Property, plant and equipment		276.8	287.0
Intangible assets		92.8	83.8
Investments in associates		8.5	456.0
- Investment in Marine Harvest	881.3		
- Received payment on Marine Harvest	-881.3		
Other investments		34.8	41.0
Deferred tax assets		46.2	52.2
Total non-current assets		**459.1**	**920.0**
Inventories		177.4	151.4
Biological assets		57.8	52.6
Financial assets		0.0	155.9
Income tax receivables		11.2	7.7
Trade and other receivables		373.7	407.2
Cash and cash equivalents		939.2	90.1
Total current assets		**1,559.3**	**864.9**
Total assets		**2,018.4**	**1,784.9**
Equity			
Equity attributable to equity holders of Nutreco		1,017.5	698.2
Minority interest		4.8	13.0
Total equity		**1,022.3**	**711.2**
Liabilities			
Interest-bearing loans and borrowings		250.9	276.0
Employee benefits		23.2	26.0
Provisions		5.3	3.6
Deferred tax liabilities		9.8	9.9
Total non-current liabilities		**289.2**	**315.5**
Interest bearing loans and borrowings		111.5	164.7
Employee benefits		13.5	17.3
Provisions		4.1	4.7
Income tax liabilities		17.8	22.9
Trade and other payables		560.0	548.6
Total current liabilities		**706.9**	**758.2**
Total liabilities		**996.1**	**1,073.7**
Total equity and liabilities		**2,018.4**	**1,784.9**

Consolidated cash flow statement

(EUR x million)	1H 2006	1H 2005
Total result for the period	**436.0**	**33.2**
Net financing income/costs	-4.8	13.2
Share in results of associates	-28.9	-2.9
Income tax expense	3.3	8.1
Impairment losses on long-lived assets	-0.3	12.1
Depreciation	21.2	37.1
Amortisation	1.1	1.6
Negative goodwill	0.0	1.2
Equity settled share-based payment expense	1.6	1.3
Changes in fair value of biological assets	1.3	-10.2
Movements fair value financing	0.4	-0.3
Other movements	0.0	-1.4
Cash flows from operating activities before changes in working capital and provisions	**430.9**	**93.0**
Decrease/increase in provisions	1.0	-3.6
Decrease/increase in employee benefits	-6.5	-4.1
Decrease/increase in working capital	-24.2	-39.6
Cash generated from operations	**401.2**	**45.7**
Interest received	7.0	0.5
Interest paid	-11.5	-15.3
Income taxes paid	-9.6	-4.7
Dividends received	0.5	0.2
Gain on sale of property, plant and equipment	0.3	-0.1
Gain on sale of '*discontinued operations*', net of tax	-379.2	-7.8
Net cash from operating activities	**8.7**	**18.5**
Acquisition of property, plant and equipment	-20.4	-27.3
Proceeds from the sale of property, plant and equipment	0.4	0.9
Acquisition of intangible assets	-1.3	-2.9
Proceeds from the sale of intangible assets	0.0	0.1
Acquisitions of group companies net of cash acquired	-16.8	-0.7
Disposal of subsidiary net of cash disposed of	1,037.1	10.5
Acquisitions of other investments	-0.6	-19.0
Repayments on other investments	5.5	1.5
Payments of transaction costs	-18.1	-8.3
Net cash from/used in investing activities	**985.8**	**-45.2**
Proceeds from issuance of share capital	26.6	0.3
Repurchase own shares	-98.4	0.0
Proceeds from/repayment of borrowings	-127.0	-77.2
Dividends paid to equity holders of Nutreco	-10.7	-3.9
Dividends paid to minority shareholders	-0.3	-4.0
Net cash used in financing activities	**-209.8**	**-84.8**
Net increase in cash and cash equivalents	784.7	-111.5
Cash and cash equivalents at 1 January	53.6	129.9
Effect of exchange rate fluctuations on cash held	-0.1	0.7
Cash and cash equivalents at end of period[1]	**838.2**	**19.1**

[1] Including bank overdrafts.

Statement of total equity

(EUR x thousand)	Issued and paid-up share capital	Share premium account	Hedging reserve	Retained earnings	Undistributed result	Translation reserve	Total attributable to equity holders	Minority interest	Total equity
As at 1 January 2005	**8,179**	**331,156**	**-3,449**	**112,826**	**77,948**	**-7,674**	**518,986**	**14,873**	**533,859**
Transactions with shareholders:									
Undistributed result	-	-	-	77,948	-77,948	-	-	-	-
Issuance of shares	7	754	-	-	-	-	761	-	761
Dividend on shares				-3,880			-3,880	-3,811	-7,691
Stock dividend	76	-76	-	-	-	-	-	-	-
Performance shares and options	-	-	-	1,306	-	-	1,306	-	1,306
Options exercised	5	249	-	-	-	-	254	-	254
Total transactions with shareholders	**88**	**927**	**0**	**75,374**	**-77,948**	**0**	**-1,559**	**-3,811**	**-5,370**
Recognised income and expenses for the period:									
Total result for the period	-	-	-	-	32,228	-	32,228	1,076	33,304
Tax effect on items processed directly in equity	-	-	-	-	-	2,449	2,449	-	2,449
(De-)consolidations	-	-	-	-	-	-	-	-2,163	-2,163
Foreign exchange translation differences	-	-	-	-	-	24,478	24,478	301	24,779
Changes in cash flow hedges	-	-	-745	-	-	-	-745	-	-745
Total recognised income and expenses for the period	**0**	**0**	**-745**	**0**	**32,228**	**26,927**	**58,410**	**-786**	**57,624**
As at 30 June 2005	**8,267**	**332,083**	**-4,194**	**188,200**	**32,228**	**19,253**	**575,837**	**10,276**	**586,113**
As at 1 January 2006	**8,287**	**332,267**	**-68**	**184,318**	**134,448**	**38,982**	**698,234**	**13,023**	**711,257**
Undistributed result	-	-	-	134,448	-134,448	-	-	-	-
Issuance of shares	2	455	-	-	-	-	457	-	457
Repurchase own shares	-487	-	-	-97,881	-	-	-98,368	-	-98,368
Dividend on shares	-	-	-	-10,747	-	-	-10,747	-305	-11,052
Stock dividend	154	-154	-	-	-	-	-	-	-
Performance shares and options	-	-	-	1,643	-	-	1,643	-	1,643
Options exercised	313	25,859	-	-	-	-	26,172	-	26,172
Total transactions with shareholders	**-18**	**26,160**	**0**	**27,463**	**-134,448**	**0**	**-80,843**	**-305**	**-81,148**
Recognised income and expenses for the period:									
Total result for the period	-	-	-	-	435,350	-	435,350	638	435,988
Tax effect on items processed directly in equity	-	-	-	-2,659	-	-	-2,659	-	-2,659
Direct changes in equity Marine Harvest	-	-	-	-1,350	-	-	-1,350	-	-1,350
(De-)consolidations	-	-	-	-	-	-	-	-8,151	-8,151
Foreign exchange translation differences	-	-	-	-	-	-33,348	-33,348	-403	-33,751
Changes in cash flow hedges	-	-	2,088	-	-	-	2,088	-	2,088
Total recognised income and expenses for the period	**0**	**0**	**2,088**	**-4,009**	**435,350**	**-33,348**	**400,081**	**-7,916**	**392,165**
As at 30 June 2006	**8,269**	**358,427**	**2,020**	**207,772**	**435,350**	**5,634**	**1,017,472**	**4,802**	**1,022,274**

No audit performed

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) PRINCIPAL ACCOUNTING POLICIES

1. Reporting entity

Nutreco Holding N.V. ('Nutreco') is a company based in the Netherlands. The condensed consolidated interim financial statements of the company for the first half of 2006 comprise Nutreco and its subsidiaries (the 'Group') and Nutreco's investments in associates and interests in joint ventures.

The Group's consolidated financial statements for 2005 are available on request from the Nutreco Head office, Prins Frederiklaan 4, 3818 KC Amersfoort, Netherlands, or can be obtained from the website www.nutreco.com.

2. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), IAS 34 *Interim Financial Reporting.* They do not contain all the information required for a complete full-year set of financial statements and should be read in conjunction with the Group's consolidated financial statements for 2005.

These condensed consolidated interim financial statements were approved by the Executive Board and the Supervisory Board on 31 July 2006.

3. Use of estimates

The preparation of interim financial statements involves the forming of judgments by management, based on estimates and assumptions affecting the application of the accounting policies and the reported carrying amounts of assets and liabilities and amounts of income and expenses. The actual figures may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the principal judgments formed by management in applying the Group's accounting policies and the principal sources of the estimates used were the same as the judgments and sources used in preparing the consolidated financial statements for 2005.

4. Accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as the policies applied by the Group in the consolidated financial statements for 2005.

5. Risk management

The Group's objectives and policy with regard to the management of financial risks are the same as the objectives and policy set forth in the consolidated financial statements.

(2) CONSOLIDATED INCOME STATEMENT RECONCILIATION

The reconciliation between '*continuing operations*' and '*discontinued operations*' for the first half year is as follows:

(EUR x million)	30 June 2006				30 June 2005			
	Continuing operations	Discontinued operations	Elimi-nations	Total	Continuing operations	Discontinued operations	Elimi-nations	Total
Revenue	**1,391.8**			**1,391.8**	**1,329.3**	**289.2**	**-99.0**	**1,519.5**
Raw materials and consumables used	-1,082.8			-1,082.8	-965.4	-200.7	99.0	-1,067.1
Changes in fair value of biological assets	1.3			1.3	3.8	6.4		10.2
Changes in inventories of finished goods and work in progress	34.0			34.0	5.4	2.2		7.6
Gross margin	**344.3**	**0.0**	**0.0**	**344.3**	**373.1**	**97.1**	**0.0**	**470.2**
Other operating income	2.5	382.8		385.3	1.3	1.8		3.1
Personnel costs	-163.9			-163.9	-164.1	-60.1		-224.2
Depreciation and amortisation expenses	-22.3			-22.3	-24.2	-14.5		-38.7
Impairment of long-lived assets	0.3			0.3		-12.1		-12.1
Other operating expenses	-137.0	-1.1		-138.1	-139.4	-7.3		-146.7
Operating result	**23.9**	**381.7**	**0.0**	**405.6**	**46.7**	**4.9**	**0.0**	**51.6**
Net financing costs	**4.8**	**0.0**	**0.0**	**4.8**	**-10.1**	**-3.1**	**0.0**	**-13.2**
Share in results of associates	2.1	26.8		28.9	0.0	2.9		2.9
Result before tax	**30.8**	**408.5**	**0.0**	**439.3**	**36.6**	**4.7**	**0.0**	**41.3**
Income tax expense	-3.8	0.5		-3.3	-4.8	-3.3		-8.1
Profit for the period	**27.0**	**409.0**	**0.0**	**436.0**	**31.8**	**1.4**	**0.0**	**33.2**
Attributable to:								
Nutreco shareholders	26.4	409.0	0,0	435.4	31.1	1.1	0.0	32.2
Minority interests	0.6	0.0		0.6	0.7	0.3		1.0

(3) SEGMENT REPORTING ON THE FIRST HALF YEAR

Nutreco is basically organised into animal feed and fish feed operations. The company also has a selective presence in various links in the poultry and pork production chains (mainly in Spain) and in livestock breeding. Intersegment pricing is determined on an arm's length basis.

(EUR x million)	Sales to third parties		Intersegment		Total revenue		Operating result	
	1H 2006	**1H 2005**	**1H 2006**	**1H 2005**	**1H 2006**	**1H 2005**	**1H 2006**	**1H 2005**
Compound feed	394.3	396.7	112.1	102.6	506.4	499.3	10.5	13.5
Premix	246.6	212.1	29.7	26.4	276.3	238.5	9.0	8.0
Fish feed	387.4	322.5	2.8	5.4	390.2	327.9	18.1	12.2
Meat	324.6	363.6	0.3	0.4	324.9	364.0	7.1	26.2
Breeding	38.9	34.4	0.7	0.8	39.6	35.2	-1.2	0.3
	1,391.8	**1,329.3**	**145.6**	**135.6**	**1,537.4**	**1,464.9**	**43.5**	**60.2**
Eliminations			-148.3	-138.5	-148.3	-138.5		
Unallocated	0,0	0.0	2.7	2.9	2.7	2.9	-19.6	-13.5
Continuing	**1,391.8**	**1,329.3**	**0.0**	**0.0**	**1,391.8**	**1,329.3**	**23.9**	**46.7**
Discontinued	0.0	289.2	0.0	85.2	0.0	374.4	4.1	4.9
Result sale Marine Harvest							377.6	
Eliminations	0.0	-99.0	0.0	-85.2	0.0	-184.2	0.0	0.0
Consolidated	**1,391.8**	**1,519.5**	**0.0**	**0.0**	**1,391.8**	**1,519.5**	**405.6**	**51.6**

(4) ACQUISITIONS AND DISCONTINUED OPERATIONS

Acquisitions

In the first half year of 2006, Nutreco acquired the following companies or increased its existing interest to 100%:

On 6 February 2006, Nutreco acquired the remaining 50% interest in the pig genetics company Hypor from its Canadian joint-venture partner for an amount of EUR 11.5 million. This transaction gives Nutreco total responsibility for the management of Hypor and the company intends to continue the development of this pig breeding business as part of its Euribrid breeding division.

On 1 April 2006, Nutreco's subsidiary Trouw Nutrition International merged its feed specialities business in Russia with its existing Russian distributor ZAO Hifeed B.V. in a newly formed Russian company Techkorm. Techkorm supplies important agro-industry regions in the Russian Federation with feed specialities. These regions have considerable potential for further growth. Their EUR 3.0 million investment of 51% in Techkorm gives Nutreco a controlling interest.

On 12 April 2006, Nutreco's subsidiary Trouw Nutrition International acquired all the shares of the Chinese producer and its national distributor of feed specialities Beijing Dejia Animal Husbandry Technology Co Ltd for an amount of EUR 5.5 million. Dejia produces minerals and concentrates for animal feeds in its plant in Beijing and supplies these products to stock-rearing enterprises in China. Dejia is a fast-growing company posting growth figures in excess of 30% per annum.

(EUR x million)	Recognised amounts	Fair value adjustments	Carrying amounts
Property, plant and equipment	0.6	0.0	0.6
Inventories	1.2	0.0	1.2
Deferred tax assets	0.2	0.0	0.2
Trade and other receivables	0.3	0.0	0.3
Cash and cash equivalents	5.4	0.0	5.4
Trade and other payables	-3.8	0.0	-3.8
Provisions	0.0	0.0	0.0
Minority interests	6.0	0.0	6.0
Balance of identifiable assets and liabilities	**9.9**	**0.0**	**9.9**
Goodwill on acquisition	9.3	0.0	
Purchase price, paid in cash	**19.2**	**0.0**	
Cash and cash equivalents acquired	-2.4	0.0	
Net cash outflow	**16.8**	**0.0**	

Discontinued operations

On 6 March 2006, Nutreco reached agreement with Geveran Trading on the disposal of the company's 75% stake in Marine Harvest. The competition authorities in the various countries have cleared the transaction, with the exception of France and the United Kingdom. The UK's competition authority is expected to give its decision on 20 December 2006. The Marine Harvest shares can be legally transferred to the new owner after the sale has been finally cleared.

Nutreco and the company's advisers have concluded that the payment on 28 March 2006 should be considered as the date on which the book profit was realised, because Nutreco received an irrevocable payment of 100% of the purchase price for its 75% interest in Marine Harvest. This means that from that moment on Nutreco has free disposition of the proceeds.

It has also been agreed with the purchaser that all Marine Harvest's results since 1 January 2006 and the risks on the transaction will be for the purchaser's account. Under IFRS, however, 75% of Marine Harvest's profit has to be recognised as gain on discontinued operations, net of tax, up to the time of realisation of the book profit. Marine Harvest's profit therefore has to be recognised beyond the contractually agreed date, which reduces the book profit on the transaction for the same transaction price. Accordingly, 75% of Marine Harvest's net result – EUR 26.8 million – for the period up to 28 March 2006 is accounted for as gain on discontinued operations, net of tax. The book profit of EUR 379.2 million is included in the income statement as book profit on the sale of discontinued operations.

The investment in Marine Harvest is valued at the sales value less the total receipt of EUR 881 million, resulting in a net balance of EUR 0. This amount includes the gain from the sale on the transaction and is shown on the balance sheet as at 30 June 2006.

(EUR x million)	
Investment in Marine Harvest as at 1 January 2006	**459.5**
Share in result after tax in the period 1 January – 28 March 2006	26.8
Transaction costs, foreign exchange translation differences, release of unrealised profits on feed deliveries to Marine Harvest and share in direct entries of Marine Harvest in the periode 1 January – 28 March 2006, net of tax	15.8
Investment in Marine Harvest as at 28 March 2006	**502.1**
Net proceeds of shares	881.3
Gain on sale of Marine Harvest, net of tax	**379.2**

(5) NET FINANCING INCOME/COSTS

Net financing income from '*continuing operations*' was EUR 4.8 million (2005: an expense of EUR 10.1 million). The financial income of EUR 13.9 million was particularly made up of interest income of EUR 5.2 million on the net cash balance during the second quarter and a release of a translation reserve for foreign exchange differences of EUR 7.4 million on repayment of a loan granted to a subsidiary.

The financial expenses totalled EUR 9.1 million and were primarily made up of interest charges on the syndicated loan and on the private loan, totalling EUR 4.8 million, and the dividend of EUR 2.3 million on the cumulative preference shares.

(6) TAX

The effective tax rate bearing on the Group in relation to the '*continuing operations*' at consolidation level in the first half of 2006 was 13.2% (whole of 2005: 9.5%; first half 2005: 15.3%). The change was mainly connected with the geographical segmentation of the results.

(7) EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

The calculation of the basic earnings per share as at 30 June 2006 has been based on the profit for the first half year attributable to equity holders of Nutreco, amounting to EUR 435.4 million (2005: EUR 32.2 million) and a weighted average number of shares outstanding ('000) of 34,115 during the first half year, ending 30 June 2006 (2005:34,417), which was calculated as follows:

(thousands of shares)	1H 2006	1H 2005
Weighted average number of shares as at 1 January	**34,498**	**34,056**
Effect purchase own shares	-1,394	0
Effect conversion of share options	287	44
Effect share issues	724	317
Weighted average number of shares as at 30 June	**34,115**	**34,417**
Effect of share options outstanding	45	196
Weighted average number of shares (diluted) as at 30 June	**34,160**	**34,613**

SHARE CAPITAL

The authorised share capital of the Company as at 30 June 2006 amounted to EUR 41.5 million (2005: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24.

Movements in the paid-up share capital in the first half were as follows:

(number of shares)	1H 2006	1H 2005
As at 1 January	**34,527,591**	**34,080,919**
Options	1,305,087	20,133
Conversion of final and interim dividend	643,542	316,702
Shares issued	9,822	28,219
Purchase own shares	-2,029,924	0
As at 30 June	**34,456,118**	**34,445,973**

(8) PROPERTY, PLANT AND EQUIPMENT

The main investments of the first half year of 2006 relate to investments in maintenance and optimisation of feed plants in the Netherlands and Spain, a new production facility for smolt feed in Norway and new processing and packaging lines for poultry products in Spain which had already been started in 2005.

During the first half of 2006, the Group entered into agreements to acquire property, plant and equipment amounting to EUR 4,3 million (first half of 2005: EUR 2,4 million).

(9) GOODWILL

The increase of goodwill related to the purchase of Dejia, the extension of the interest in Hypor and foreign exchange differences. In addition a put option in the purchase contract of Tenusa (Mexico) was taken into consideration.

(10) EQUITY

In the first half year of 2006 Nutreco repurchased approximately 5% of the shares in issue to meet the needs of the existing stock and option plans and to pay the stock dividend.

(11) LOANS AND OTHER BORROWINGS

The analysis of the total of interest-bearing loans and other borrowings is as follows:

(EUR x million)	**30 June 2006**	**31 December 2005**
Interest-bearing loans and other borrowings (non-current)	250.9	276.0
Interest-bearing loans and other borrowings (current)	111.5	164.7
Total	**362.4**	**440.7**

Following the repayment of the loan granted to Marine Harvest, amounting to EUR 156 million, and the advance payment received for Marine Harvest, amounting to EUR 881.3 million, loans have been repaid as far as this was possible without penalties.

As at 30 June 2006, the long-term debt of EUR 250.9 million is made up primarily of the cumulative preference shares, amounting to EUR 68 million, and the private placement of EUR 161 million.

In the first half year of 2006, Nutreco remained comfortably within the agreed conditions of the financial covenants for both the syndicated loan and the private placement.

There were no changes in the credit facilities available to the Group in the first half of 2006. The available credit facilities are therefore the same as those described in the consolidated financial statements for 2005.

(12) SHARE-BASED PAYMENTS

The notes to the consolidated financial statements for 2005 mentioned a proposal for early vesting of shares. The necessary resolution was proposed by the Executive Board to the Annual General Meeting of Shareholders and has been approved by the Meeting on 18 May 2006.

(13) PROVISIONS

(EUR x million)	Restructuring/ Guarantees	Claims	Total
As at 1 January 2006	**1.1**	**7.2**	**8.3**
Added	10.7	0.8	11.5
Released	0.0	-1.7	-1.7
Utilised	-5.0	-3.7	-8.7
As at 30 June 2006	**6.8**	**2.6**	**9.4**
Non-current	4.5	0.8	5.3
Current	2.3	1.8	4,1
Total	**6.8**	**2.6**	**9.4**

The increase of the provision for restructuring/guarantees mainly relates to the reorganisation of activities at Hendrix (EUR 0.8 million) and Trouw Nutrition International (EUR 3.8 million) in Western Europe. In addition during the first half year of 2006, a provision of EUR 6.1 million has been established for the loss on the supply of broiler chickens.

(14) POST-BALANCE-SHEET EVENTS

On 3 July 2006, Nutreco Holding N.V. announced the acquisition of an interest of 51% in the Indian animal feed company Nutrikraft India Pvt. Ltd., laying the foundations for further expansion in India. The Indian market for animal feed has tremendous growth potential. Nutreco has been working in close partnership with Nutrikraft since 2004. Nutrikraft is a young, fast-growing animal feed company, based in Bangalore. The company supplies complete animal feed and protein concentrates, generating gross annual revenues of EUR 19 million.

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 3 July 2006

Nutreco acquires majority shareholding in animal feed company in India

Nutreco Holding N.V. announced today that it has acquired a 51% share in the Indian feed company Nutrikraft India Pvt. Ltd. The price was not disclosed. With this acquisition Nutreco will be able to facilitate its future expansion in India.

The animal nutrition market in India shows large growth potential. Nutreco has worked closely together with Nutrikraft since 2004. Nutrikraft is a young and fast growing animal feed company based in Bangalore, India. The company has annual gross sales of EUR 19 million in complete feeds and protein concentrates.

"Business in India is developing well in the animal nutrition market which is growing more than 7% a year on average. There is a strong demand for quality feed products, technical know-how and customer services. We have partnered with the right entrepreneurial player to further grow our joint business in India," said Mr Juergen Steinemann, Nutreco's Chief Operating Officer.

The new step in India fits within the framework of Nutreco's strategy 'Rebalancing for Growth', which aims to expand the company's animal nutrition and fish feed businesses in growth markets. Over the past year Nutreco has acquired animal nutrition and fish feed companies in Mexico, Russia, Japan and China.

* * * * *

Nutreco Holding N.V.

Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002.4 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 22 June 2006

Nutreco pays a EUR 300 million super dividend and starts a share buy back programme up to EUR 50 million

- Super dividend and share buy back are first steps in optimisation of capital structure
- Sufficient financial scope for larger acquisitions and strategic growth
- Creating shareholder value by use of financial room

Nutreco Holding N.V. announced today that it will return approximately EUR 300 million to its shareholders by means of a super dividend. The company will also buy back shares, up to an amount of EUR 50 million.

With the sale of Marine Harvest, the 'Rebalancing' part of Nutreco's 'Rebalancing for Growth' strategy has been completed. Nutreco is now focusing on strategic growth backed by an optimisation of its capital structure.

As one of the world's leading players in animal nutrition and fish feed, Nutreco will strengthen its position in these sectors through organic growth and – preferably – larger acquisitions. Nutreco aims to expand its positions in animal nutrition and fish feed in key growth markets in Central and Eastern Europe, Asia and the Americas. Nutreco will also actively participate in the consolidation of the animal nutrition market in Western Europe.

An analysis of acquisition scenarios combined with the preferred capital structure indicates there is sufficient financial scope for larger acquisitions. Additionally it is possible to pay EUR 300 million to shareholders and to buy back shares for an amount of approximately EUR 50 million. Earlier this year, Nutreco bought back approximately 5% of the outstanding shares to cover the existing share and option plans and the stock dividend. In addition, the dividend pay-out ratio has increased from 30-35% to 35-45%.

Nutreco has an excellent net cash position after the receipt of the prepayment of EUR 881 million on the sale of the 75% participation in Marine Harvest and the full redemption of the shareholder's loan to Marine Harvest. Currently the net cash position is approximately EUR 600 million.

The share buy back programme up to EUR 50 million is in line with the shareholders' mandate given on 18 May 2006 to buy back up to a maximum of 10% of the outstanding

ordinary shares. This is also the maximum amount within the capital structure that can be repurchased without tax consequences for the company. The repurchased shares will be used for example to cover future stock dividends.

The super dividend of EUR 300 million will be paid out of the general reserves, subject to dividend withholding taxes as required. The super dividend will be paid exclusively in cash. The articles of association of the Company state that the payment of dividend out of the general reserves is subject to the approval of the general meeting of shareholders. An Extraordinary General Meeting of shareholders (EGM) to this effect shall be held at a time yet to be decided. The date will be chosen as soon as regulatory authorities have approved the sale of the Marine Harvest shares. The super dividend will be paid out after approval by the EGM. The buy-back of shares, through a mandated bank, will commence after the distribution of the super dividend. The buy-back will be implemented gradually.

This capital payment to shareholders is a first step towards an optimal capital structure. Nutreco will make further announcements about possible acquisitions and likely next steps in the course of 2006. These depend on the time that is needed to make agreements with selling parties on the sale of whole or parts of companies. The company expects to finalise the capital structure optimisation in 2007.

Nutreco believes that a capital structure with a net debt to equity ratio of 100% fits within the new risk profile of the company. Moreover, the optimal capital structure should be based on a net debt of approximately three times EBITDA (earnings before interest, tax, depreciation and amortisation). Clearly, decisions about the final optimal capital structure will be made in the last phase of the 'Rebalancing for Growth' strategy.

The publication of the half-year results 2006 will be on August 1, 2006.

* * * * *

Nutreco Holding N.V.

Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002.4 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:

Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) are a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of Nutreco. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the market conditions in Europe, the United States and elsewhere from which we derive a substantial portion of our revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods; and other risks. For more information on these and other factors, please refer to our Annual Report. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 18 May 2006

Value stock dividend Nutreco Holding N.V. 1 share for 36

Nutreco Holding N.V. announces that the amount of the stock dividend has been determined. This will amount to 1 new ordinary share for every 36 existing ordinary shares.
Based on the closing price of 18 May 2006 of EUR 47.01, 1/36th share represents a value of EUR 1.306, which is 1.1% lower than the gross final dividend in cash of EUR 1.32 per ordinary share.

The payment of the final dividend in cash and the delivery of ordinary shares will take place on 13 June 2006.

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Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002.4 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 12 April 2006

Nutreco sets next step in China

Nutreco's subsidiary Trouw Nutrition International (TNI) announced today that it will take over all shares of the Chinese producer and nationwide distributor of feed specialities 'Beijing Dejia Animal Husbandry Technology Co Ltd'. The price has not been disclosed.

Dejia produces farm minerals and concentrates in its Beijing plant and distributes these products to Chinese farms via a nationwide distribution and sales network. Dejia is a rapidly expanding company with growth rates above 30% per annum.

With this acquisition TNI will be able to increase substantially its current feed specialities operations which are located in the Hunan area of China. It is the intention to merge the Trouw Nutrition Hunan activities into the Dejia business and add piglet feed to the product portfolio. TNI will further invest in Dejia to facilitate its future expansion in China. The combined business will have approximately 600 employees and a sales revenue of € 40 million per annum in the production and distribution of minerals for the on-farm feed mixing segment in China.

The new step in China fits within the framework of Nutreco's 'Rebalancing for Growth' strategy, which aims to expand the company's animal nutrition and fish feed businesses in growth markets. Over the past 12 months Nutreco has acquired animal nutrition and fish feed companies in Mexico, Russia, Japan and it begun a new operation in Brazil.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002.4 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telephone: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 29 March 2006

Nutreco receives prepayment regarding sale of shareholding in Marine Harvest

Further to the press release dated 6 March 2006, in which Nutreco N.V. announced the agreement to sell its 75% shareholding in Marine Harvest, Nutreco today announces that Pan Fish has executed the settlement regarding the acquisition of Marine Harvest. This settlement is a prepayment pending final approval from the respective competition authorities. The control over Marine Harvest will be transferred to Pan Fish after receipt of this approval. Pan Fish has paid out a total amount of EUR 1,175 million, of which Nutreco has received EUR 881 million. The divestment generates a net profit for Nutreco of approximately EUR 350 million.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002.4 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telefoon: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 6 March 2006

Nutreco enters into an agreement to sell its shareholding in Marine Harvest to investment fund Geveran Trading

- **Total Nutreco proceeds of MH divestment exceeds EUR 1 billion**
- **Divestment generates a net profit of approximately EUR 350 million**

Nutreco Holding N.V. has entered today into an agreement to sell all of its 75% shareholding in the aquaculture company Marine Harvest N.V. to the investment fund Geveran Trading Co Ltd for a total amount of EUR 881 million.

The total return on Nutreco's investment in the joint venture Marine Harvest - including the repayment of Nutreco's shareholder loan to Marine Harvest of EUR 155 million in February 2006 - amounts to EUR 1,036 million. This represents a net transaction result for Nutreco of approximately EUR 350 million. The buyer will be entitled to the results of Marine Harvest from 1 January 2006.

Geveran Trading is part of Greenwich Holding Ltd, a company indirectly controlled by Mr John Fredriksen. Geveran Trading will also acquire the remaining 25% which is held by Stolt-Nielsen S.A. The Greenwich Group also holds significant stakes in the two Norwegian aquaculture companies Pan Fish ASA *and* Fjord Seafood ASA.

The closing of the transaction will be subject to the approval of regulatory and competition authorities. All associated risks will be borne by the buyer. The proceeds of this transaction will be available for the shareholders of Marine Harvest, Nutreco Holding N.V. and Stolt-Nielsen S.A., after the closing of the transaction. As a consequence of this transaction, no dividend will be paid to these current Marine Harvest shareholders. The preparations for the IPO of Marine Harvest have been put on hold.

Wout Dekker, Nutreco's Chief Executive Officer: "The sale of Marine Harvest to Geveran Trading is an important step for Nutreco. We have now finalised the first phase of our 'Rebalancing for Growth' strategy in an even earlier stage than foreseen. Nutreco's shareholders voted unanimously for the sale of all or at least 34% of Nutreco's shareholding in Marine Harvest. Now we will be able to sell all our shares in this company in a single

transaction and unlock substantial shareholder value, as we promised. We will now put all focus on the second phase of our strategy: the growth of Nutreco's core activities in animal nutrition and fish feed. We are well placed to fulfil our growth ambitions."

In the last decade Nutreco has played a key role in the growth and development of the salmon industry. From the pioneering days in salmon farming with Mares Australes in Chile, Nutreco was able to build the biggest salmon farming company in the world with the acquisition of Marine Harvest McConnell in 1999 and subsequently the acquisition of Hydro Seafood in 2000. The next important step was made in September 2004 when Nutreco and Stolt-Nielsen announced the plan to merge their fish farming activities. Favourable market conditions for farmed salmon and the rapid progress made in the integration of both parts of the joint venture, helped to finalise the planned divestment of Marine Harvest much earlier than foreseen. The current salmon feed supply contract between Marine Harvest and Nutreco's Skretting will be continued after the closing of the transaction.

"The transaction creates fantastic growth opportunities for Marine Harvest. As we predicted, the independent joint venture Marine Harvest has indeed acted as a catalyst for further consolidation within the salmon farming industry. It will now be in the centre of a next wave of industry consolidation. This wave will create the sizeable companies in modern aquaculture that will be able to meet the growing demands of consumers all around the globe for high quality and wholesome seafood," said Mr Dekker.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company that seeks to create added value in its markets through the company's knowledge of the food chains. Nutreco has a selective presence in various stages of the fish and meat production chains. Nutreco's Business Groups, each comprising several Business Units, have approximately 75 production and processing plants in about 20 countries with in total 7,000 employees.

Nutreco's net sales in 2005 were EUR 3,002.4 million. Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information on this press release, please contact:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 (0)33 422 61 40
Mobile: +31 (0)6 55 34 00 12
E-mail: frank.van.ooijen@nutreco.com

Jurgen Pullens, Manager Investor Relations, Nutreco Holding N.V.
Telefoon: +31 (0)33 422 6134
E-mail: jurgen.pullens@nutreco.com